
05007111

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Osterreichische Elektrizitatwirtschaft AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 0 8 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4381 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DAT : 4/8/05

ARIS
12-31-04

POWER.

Osterreichische Elektrizitätswirtschaft
AG

Trading/Sales

APT

VERBUND-Austrian
Power Trading AG

GROUP SALES TWh

Resellers	28.8
End customers	5.3
Eco-electricity	4.5
Own consumption	1.9
Traders	45.9



86.4

+12.7 %

Today, Verbund is one of the most expansive and most successful electricity traders in Europe. The company already supplies electricity to more than a dozen EU member states and has once again reported a significant jump in sales. Five Verbund subsidiaries now operate successfully in the member states of the European Union.

DISTRIBUTION ACCORDING TO COUNTRIES

	TWh	Share
Germany	41.7	48 %
Austria	33.8	39 %
Italy	7.2	8 %
Slovenia	2.6	3 %
France	0.9	1 %
Others	0.2	0 %

Transmission

APG

VERBUND-Austrian
Power Grid AG

ELECTRICITY TRANSPORT IN 220/380 KV GRID TWh

Sales Austria	23.8
Sales abroad	9.3
Losses	0.5
Feed-in abroad	12.0
Feed-in Austria	21.6



Verbund operates an interregional high-voltage grid that extends over a distance of 3,000 kilometres. Via this approx. 50% of the Austrian power consumption are transported. Moreover, with its connections to the international grid, Verbund is an important switching location within the framework of European electricity transmission.

GRID km

Voltage level	Route length	System length
380 kV	1,002.0	1,973.4
220 kV	1,658.6	3,309.1
110 kV	721.3	1,237.0
Total	**3,381.9**	**6,519.5**

Holding

VERBUND

Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)

Verbund, Austria's leading electricity company, is the No. 1 in Europe in the area of hydropower generation and plays an offensive and structuring role in the continental electricity market.

Verbund is a wholesaler, generator and high-voltage grid operator and therefore combines all the relevant components of the value chain under one roof.

A solid financial basis and value-enhancing growth in the core business areas – these are the pillars of Verbund's success for the benefit of the customers, the shareholders and the employees.

Generation

AHP

VERBUND-Austrian Hydro Power AG

ATP

VERBUND-Austrian Thermal Power GmbH & Co KG

GROUP GENERATION TWh

	TWh
Hydro power	25.0
Thermal power	4.9
Eco-electricity	4.3
External procurement	52.3



86.4

+12.7 %

Environmentally-friendly and cost-effective generation forms the basis for Verbund's success story. More than four-fifths of Verbund's electricity is generated from hydropower. "Austrian Hydro Power" is highly valued at an international level. The thermal subsidiaries supply the complementary energy. The group profits greatly from this all over Europe.

RATIOS – POWER PLANTS

	Number	BC* GW	SC** TWh
Run-of-river plants	66	3.1	17.5
Storage power plants	22	2.8	4.6
Thermal power plants	11	2.0	n.a.
Purchasing rights for run-of-river plants	18	0.5	2.6
Total	**117**	**8.4**	**24.7**

* Bottleneck capacity ** Standard capacity

	Unit	2004	2003	2002	2001	2000
Sales revenues	Million €	3,078.0	2,478.1	2,072.2	1,684.8	1,299.6
Operating result	Million €	385.5	321.6	331.1	316.7	301.2
Profit (excluding minority interests)	Million €	235.4	200.1	154.9	115.3	83.5
Balance sheet total	Million €	6,237.3	6,208.3	6,918.1	7,080.3	6,897.5
Shareholders' equity[1]	Million €	1,648.8	1,437.6	1,263.0	1,137.8	1,072.0
Interest-bearing net debt[2]	Million €	2,214.1	2,372.0	2,879.0	2,629.2	3,029.8
Investment in property, plant and equipment	Million €	77.9	74.6	45.0	48.7	53.8
Operating cash flow	Million €	438.5	410.1	315.1	279.8	241.4
Free cash flow	Million €	269.0	481.9	295.7	353.1	249.1
EBITDA margin	%	18.4	20.4	25.3	30.2	38.4
EBIT margin	%	12.5	13.0	16.0	18.8	23.2
Net operating margin	%	8.7	8.8	7.9	7.3	6.8
ROIC	%	8.0	6.9	6.2	5.2	4.2
ROE[1]	%	17.4	16.1	13.6	11.1	8.5
Capital-to-assets ratio (adjusted)[1]	%	31.2	27.7	22.2	20.1	21.4
Net gearing[1, 2]	%	134.3	165.0	227.9	231.1	282.6
Gross debt coverage (FFO)	%	25.8	22.0	20.1	17.7	16.1
Gross interest cover (FFO)	X	3.5	2.9	2.9	2.6	2.8
Peak price	€	165.64	92.60	97.08	134.00	139.50
Lowest price	€	92.92	77.50	70.05	71.29	89.00
Closing price	€	163.90	92.60	81.14	84.00	108.00
Market capitalisation	Million €	5,051.40	2,853.93	2,500.75	2,588.88	3,328.56
Earnings per share	€	7.64	6.51	5.03	3.74	2.71
Cash flow per share	€	14.23	13.34	10.24	9.08	7.83
Carrying amount per share[1]	€	53.50	46.65	40.98	36.92	34.78
P/E (Ultimo)	X	21.45	14.22	16.12	22.44	39.88
Price/cash flow	X	11.51	6.94	7.92	9.25	13.79
Price/carrying amount[1]	X	3.06	1.99	1.98	2.28	3.11
(Proposed) dividend/share	€	3.00	2.00	1.40	1.25	1.16
Dividend yield	%	1.83	2.16	1.73	1.49	1.07
Pay-out ratio	%	39.26	30.72	27.81	33.42	42.83
EV/EBITDA[2]	X	12.80	10.31	10.25	10.26	12.66
No. of employees (annual average)		2,500	2,680	2,827	3,053	3,387
Electricity sales	GWh	86,439	76,690	71,001	55,485	39,633
Hydro coefficient		0.99	0.87	1.11	1.07	1.12

Application of IAS 27 (revised 2003): minority interests presented within shareholders' equity, previous year's figures were adjusted.

The computing method was changed in the wake of the introduction of value-oriented reporting, previous year's figures were adjusted.

Sales Revenue MILLION €	**3,077.99** +24.2 %
Operating Result MILLION €	**385.50** +19.8 %
Earnings per Share €	**7.64** +17.4 %
Dividend per Share €	**3.00** +50.0 %
Cash Flow MILLION €	**438.52** +6.9 %

Energy is invisible. For this reason, we engaged three photographers to portray how they see energy that is generated from hydropower.

Drawing power.

From nature. Today's energy is made of water, earth and air: electrical energy from Europe's largest producer of hydropower. DIETMAR TOLLERIAN, born in 1970 in Salzburg. Studies visual media design in Linz und Zurich. Photographs nature and architecture.

Using power.

It is nothing out of the ordinary: electrical energy flows round the clock. It is available every second of the day. Verbund makes sure of this. OLIVER GAST, born in 1976 in Bochum. Works in advertising and for magazines such as Wallpaper, GQ, FHM. Develops artistic impression between reality and perfection.

Providing power.

For the future. The result achieved in the previous year forms the basis for next year's success. The path to achieving our goals is lined with correct decisions. RAINER FEHRINGER, born in 1966 in Bruck an der Mur. Studied in California. Studio in New York. Now living happily in Vienna. Creates portraits of people and objects.

CONTENTS

"Verbund adheres to the following philosophy: act rather than react, i.e. play an active role in shaping the market. This forward-looking, innovative strategy, which has been adopted for a number of years already, has transformed the group into an extremely profitable company."

DR. JOHANN SEREINIG
MEMBER OF THE MANAGING BOARD

Trading Sales
Marketing
Human Resources

DIPL.-ING. HANS HAIDER
CHAIRMAN OF THE MANAGING BOARD

Generation
New Business Interests
Communications

DR. MICHAEL PISTAUER
DEPUTY CHAIRMAN OF THE MANAGING BOARD

Transmission
Controlling/Finance
Investor Relations



DEAR SIR, DEAR MADAM,

The results we reported at this time last year were indeed very positive. On this basis, we took a careful but optimistic view of what the following year would bring. Fiscal 2004 has now come to an end – and we can conclude: it was undoubtedly one of the most successful years since the company was founded in 1947. This is also substantiated by numerous company analyses which clearly show that Verbund is currently one of the best-positioned energy utilities in Europe. The solid foundation that we have established will also allow us to retain our leading edge in a highly competitive international field.

OUR SUCCESS STRATEGY: ACT RATHER THAN REACT

Verbund adheres to the following philosophy: act rather than react to play an active role in shaping the market. This forward-looking, innovative strategy, which has been adopted for a number of years already, has transformed the group into an extremely profitable company. The strategy was implemented step-by-step:

- consequent restructuring through the implementation of efficient cost reduction programmes
- intense focus on core business through the divestment of non-core activities
- massive debt reduction, thus forming a solid basis for a good capital structure
- extensive diversification of marketing channels in Europe through enhanced internationalisation
- selective formation of a qualified management team

SIGNIFICANT INCREASE IN WHOLESALE PRICES

The steady increase in electricity wholesale prices had a boosting effect. In 2004, the one-year forward prices for base-load supplies were up 18 % on the corresponding 2003 value and the prices for peak-load electricity rose by no less than 26 %. This is attributable to the dwindling reserve capacities parallel to an increase in the demand for electricity in Europe. A study recently published by the Technical University of Vienna forecasts that new power plant capacity in the region of 30 % will have to be created by 2015 alone to meet the capacity requirements of the Austrian electricity market. The International Energy Agency estimates that the power plant capacity in Europe will have to be almost doubled by 2030 to cover European demand.

The enhanced subsidisation of renewable energy sources and the avoidance of CO_2 emissions contributed to the price increases. Last but not least, the significant rise in the prices for primary energy sources also played an important role. Over the 12-month period, the price of oil rose by 20 %, the price of gas by 15 % and the price of coal by 50 %.

We operated very successfully in this market environment. Firstly, the implementation of consequent restructuring programs in the last few years paved the way for the establishment of an extremely competitive cost basis and secondly, Verbund switched to market price indexed contract models very early on. Today, we are reaping the rewards.

CONTINUED GROWTH, PARTICULARLY IN NEIGHBOURING COUNTRIES

In fiscal 2004, we once again succeeded in increasing our sales volume. Revenue from the sale of megawatt hours and the actual volume of megawatt hours sold both exceeded the corresponding, very positive values that were reported in fiscal 2003. We continued the growth trend with the ultimate aim of opening up new development possibilities and safeguarding the high level of penetration in the Austrian electricity market. Verbund's largest growth markets in 2004 included Germany (+26 %) and France (+57 %). The group also pushed ahead with its expansion into the new EU states: The fifth foreign subsidiary commenced operations in Hungary.

POSITIVE INVOLVEMENT IN ITALY

Verbund is also actively and profitably involved in one of Europe's most interesting electricity markets, namely the Italian power market. The electricity prices here are significantly higher than in the other EU states. The reason: low grid capacities and low domestic generation volumes which do not cover national demand. The group increased its stake in the joint-venture Energia from 26.6 % to 38.7 % by way of a capital increase in the amount of € 160 million. Energia plans to set up three modern gas power plants each with a capacity of 760 MW by 2007. The company will also dispose of production volumes from three power plant blocks which were purchased from the Italian company ENEL. This will allow Energia to become one of the top five players in Italy. We expect that this participation will lead to significant earnings contributions in the form of dividend flow backs.

AUSTRIAN ELECTRICITY SOLUTION: NOT AT ANY COST

The negotiations on the Austrian Electricity Solution have, however, not developed quite so positively. In the first half of the year, Verbund sold its key account subsidiary to the Slovenian company Istrabenz and, in so doing, fulfilled one of the central requirements of the European cartel authority pertaining to the implementation of the domestic electricity solution. In view of the serious competitive accusations of late, we have opted to suspend further talks until such time as the investigation that is being conducted by the Austrian cartel authority and E-Control is completed. Since the start of negotiations almost three years ago, the market environment and the positioning of the participating companies in the European electricity market have changed fundamentally. These changes must, of course be considered by the group within the framework of future contractual negotiations firstly, to ensure that full synergistic potential can be secured in the sense of the shareholder value principle and secondly, to certify the meaningfulness of the electricity solution.

IMPRESSIVE BUSINESS DEVELOPMENT

On the basis of the influencing factors outlined above, the development of the control-specific ratios can best be described as extremely positive. Sales revenue increased significantly by 24.2 % to € 3,078.0 million.

The operating result also developed quite positively with a double-digit improvement of 19.9 % to € 385.5 million. The group result rose – also quite impressively – by 17.7 % to € 235.4 million. As a result, the earnings per share was up from € 6.51/share to € 7.64/share. Net gearing was reduced from 165.0 % to 134.3 % on account of the continued debt-clearing policy. The operating cash flow of the group also rose by 6.9 % to € 438.5 million. All in all, it can be said that there has been a significant improvement in the financial power of the company.

We believe that the shareholders of Verbundgesellschaft should also benefit from this success. We recommend therefore to the General Meeting that the dividend be increased by a further 50 % from € 2.00/share to € 3.00/share. This puts the payout ratio at 39.26 %.

SHARE PRICE DISPLAYS EXCELLENT DEVELOPMENT

The price of the Verbund share continued its excellent development trend reaching an all-time high in December and recording a plus of 77.0 % since the beginning of the year. Consequently, the Verbund share clearly outperformed the DJ STOXX Utilities (+21.5 %) and the ATX (+57.4 %). The share was therefore among those stocks that achieved the highest value increase of all the listed utility stocks.

The positive performance was supported through the sale of the 6.3 % interest which Energie Baden-Württemberg (EnBW) held in Verbund. Within a matter of hours, approx. 1.9 million shares were sold to institutional investors throughout Europe within the framework of an accelerated bookbuilding offering. The massive demand clearly proves: the capital market takes an extremely positive view of our current positioning.

OUR GOALS ARE CLEARLY DEFINED

The success of Verbund in Europe is largely attributable to a perfectly timed change in strategy. In the past, Verbund adopted a rather defensive approach targeting primarily at cost reduction and debt clearance. The revised strategy is much more offensive and focuses on actively shaping the market as well as on achieving value-enhancing, profitable growth in the group's core business. Rigorous cost-management and the maintenance of a solid capital structure will, however, continue to be central focal points in our strategic orientation.

Hence, we have established a solid foundation for the future. On the basis of the current planning parameters, we are confident that the result will display a further substantial increase in 2005 and that the key ratios will improve significantly. The goals are clearly defined:

- both the operating result and the consolidated result (not including foreign-currency fluctuations) should be at least 10 % higher than in 2004;
- the debt-clearing program will be continued and
- value creation within the group, based on economic value added, should be significantly enhanced.

THE FOUNDATION OF MUTUAL SUCCESS: OUR EMPLOYEES

Last but not least, we would like to take this opportunity to say a special "Thank You" to all our employees. Their knowledge, their ability, their commitment and their team-oriented approach formed the foundation for our success in 2004 and will also be vital in future to ensure the continued successful development of the group.



Dipl.-Ing. Hans Haider



Dr. Michael Pistauer



Dr. Johann Sereinig




Drawing power.




reating power.




Power. Ability. Knowledge.
Skills. The power of nature
he power of the mind.
he power of enthusiasm.
deas become reality. Hand
n hand with the elements.



We know what we want.
And how to achieve it.

EUROPEAN ENVIRONMENT

CHALLENGES POSED BY EU ENLARGEMENT

The most important political event within a European context took place on 01 May 2004 with the enlargement of the EU to 25 member states. The inclusion of Malta, Cyprus and the other new members from Central and Eastern Europe poses big challenges to European energy policy, e.g.:

> the implementation of the EU legal framework,
> the realization of the EU safety and environmental standards,
> the modernisation of the power plant park and
> the improved integration of these states into Europe's interconnected grid.

The demand for electricity rose from approx. 2,600 TWh to approx. 3,000 TWh in the EU. The number of electricity customers climbed from approx. 200 million to 230 million. This provides new sales and procurement opportunities for electricity suppliers. Verbund has also extended its commitment in Central and Eastern Europe, above all in the trading area.

The EU enlargement went hand in hand with yet another historical event: on 10 October 2004, the UCTE grid (Union for the Coordination of Transmission of Electricity) was synchronised once again. Synchronous Zone 1 in Western Europe was reconnected with the southeastern Synchronous Zone 2 (incl. Bosnia-Herzegovina, Serbia, Montenegro, Macedonia, Albania, Greece, Rumania and Bulgaria). Europe's largest interconnected power grid now supplies approx. 450 million people with electrical energy. Due to Austria's central location in the UCTE, the Verbund grid is greatly influenced by the international energy exchange program and the intensified power trading activities. Energy supplies from UCTE countries in Northern and Western Europe to countries in Southern Europe have an additional burdening effect on the inner-Austrian 220 kV north-south line which is already being operated just below the capacity limit.

DEREGULATION OF MARKETS PROGRESSING – BUT AT DIFFERENT SPEEDS

Further progress has been made in the liberalisation of the electricity markets. From July 2004, competition was opened up for commercial customers in all EU member states (transition periods apply for some of the new member states).

Large differences still exist in the private household area. In 17 of the 25 member states (these do not include Austria where the electricity market has been fully deregulated since 01 October 2001) private households can still not freely select their supplier. This leads to market distortions. It is also unlikely that this situation will change significantly before July 2007. In autumn 2004, the EU instigated proceedings against these 17 member states for a breech of contract resulting from their failure to implement the acceleration directive in an appropriate manner.

In 2004, the increasing wholesale prices for electricity and further consolidation plans triggered intensive debates on the lack of competition in the Austrian end customer market. This occasioned the introduction of an extensive examination of the competitive situation in Austria by the Austrian Federal Competition Authority. The preliminary findings reveal that the grid tariffs are still too high. In addition, the exchange ratios are too low and there are too few foreign suppliers.

The stagnating progress in the area of cross-border electricity trading was also faulted. The capacities of the feeder lines, above all, in the Eastern EU member states, are insufficient. This drives up the prices and forces smaller suppliers out of the market.

THE CONSOLIDATION OF THE EUROPEAN ELECTRICITY MARKET CONTINUES

Verbund was not the only European supplier to strengthen its position in the new markets. The Italian supplier ENEL, for example, won the tender for a stake in the Slovakian power utility Slovenské Elektrárne (SE). The German utility E.ON, which has already secured substantial market shares in the Czech Republic, Slovakia and Hungary for the supply of electricity and gas, also managed to strengthen its market presence in Bulgaria and Rumania in 2004.

The Czech supplier, České Energetické Závody (ČEZ), purchased distribution companies in Bulgaria and Rumania and is keen to make further acquisitions in Eastern and Southern Europe.

Electricité de France (EdF), which spectacularly increased its market presence in Europe, above all at the beginning of the liberalisation process, is currently in the middle of a restructuring phase. The French state-owned company aims to go public in 2005.

The current general trend is towards market consolidation by way of mergers and acquisitions. The Top Five in the European Union – taking their electricity production as a basis – namely, EdF, RWE, E.ON, ENEL and Vattenfall, serve almost half (45 %) of the European electricity market (EU-25).

Electricity prices

LONG-TERM INCREASE IN WHOLESALE PRICES

The long-term and short-term wholesale prices in the homogeneous Central European price zone which is relevant for Verbund – Austria, Germany, Switzerland, France and Slovenia – have not displayed uniform development. In 2004, the short-term spot-market prices for electrical energy dropped, on average, significantly compared to the previous year. The long-term forward prices on the other hand, increased steadily until mid-year and then fell, above all in quarter 4/2004.

ELECTRICITY PRICES €/MWh



Peak
Base
Ø 26.8
Ø 19.4
Ø 31.5 (+18 %)
Ø 22.5 (+16 %)
Ø 34.6 (+10 %)
Ø 23.8 (+5 %)
Ø 43.7 (+26 %)
Ø 28.0 (+18 %)
Ø 49.4 (+13 %)
Ø 33.5 (+19 %)
60
50
40
30
20
10
0
Supply 2001
Supply 2002
Supply 2003
Supply 2004
Supply 2005
01-1999
01-2000
01-2001
01-2002
01-2003
01-2004
01-2005

The spot-market prices exclusively reflect the short-term price development factors. In 2003, the spot-market price level was greatly influenced by the extreme heat in the summer months which lead to a tightening of the supply situation. In 2004, however, supply generally exceeded demand resulting in a drop in spot-market prices.

Forward prices on the other hand, reflect the future expectations of the market participants. Seen from today's perspective, the influencing factors and risk factors for Europe are as follows:

- increasing shortage of generation capacities
- additional costs from various EU directives (increased utilisation of renewable energy sources; the Water Framework Directive; retreat from atomic power; emission trading)
- further development of prices for primary energy sources

Fundamentally speaking, this forms a solid basis for further price increases in the future.

Fiscal 2004 was also characterised by a further significant rise in the prices for primary energy sources. On a Dollar basis, the oil prices increased by over one-third (annual average) in 2004. On a Euro basis, the increase was in excess of 20 %. The price of coal on the international markets increased, on a Dollar basis, by as much as 70 % and, on a Euro basis, by more than 50 %.

REGULATORY ENVIRONMENT

AMENDMENT OF THE ECO-ELECTRICITY ACT ENDS IN DEADLOCK

The amendment of the Eco-Electricity Act, which regulates the subsidization of renewable energy sources, was a focal point of Austria's energy policy. The existing formulation led to a major boom in generation from renewable energy sources. This, however, had a detrimental effect on the economic calculation which orientates on the cost-benefit ratio: the central objective is to increase, to the greatest extent possible, the volume of renewable energy that is generated with each Euro of the subsidies.

The amendment aimed at stabilizing costs, restricting the subsidisation to cost-effective plants and improving the planability and optimisation of the subsidies. Moreover, under the amended act, a national processing and administration centre (Ökoenergie-AG) would be set up which would relieve the three control area managers of these tasks. Following the breakdown in political negotiations in December 2004, Verbund, at least for the present, still has to contend with the legal and economic risks.

GRID TARIFFS CHANGED

In 2004, the Energy Control Commission initiated proceedings to reset the tariffs of the Verbund grid subsidiary APG. APG issued a statement on the appraisal of the Energy Control Commission and an evidentiary hearing was held before the Commission. The tariffs for the gross and net components were lowered by 11 % with effect from 01 February 2005.

IMPLEMENTATION OF THE EU WATER FRAMEWORK DIRECTIVE ABOUT TO GO AHEAD

The implementation of the EU Water Framework Directive is currently being debated in Austria. Additional investment costs and generation losses which may result from the implementation of this directive could have a long-term negative impact on the competitiveness of hydropower. Moreover, the implementation of the directive could also have far-reaching ecological and economic consequences.

According to the calculations of the regulatory authority E-Control, generation of electricity from hydropower could, based on the current level, drop by 5 % to 15 %. This corresponds to 1.5 to 4.5 TWh per year. A state-induced generation loss of this magnitude would effectively double Austria's "Kyoto problem" and could not be compensated by the expansion of eco-electricity generation.

EMISSION TRADING REQUIREMENTS HAVE NOW BEEN MET

Emission rights trading now has legal force following the enactment of the Emission Certificate Act on 01 May 2004 and the approval of Austria's National Allocation Plan 2005 to 2007. This measure, which aims at reducing CO_2 emissions, was preceded by heavy debates relating to the meeting of the requirements of the Kyoto Protocol. Compared to the EU, Austria's goals for the reduction of greenhouse gases are very ambitious.

In accordance with the National Allocation Plan, Verbund will receive emission rights in the amount of approx. 3.3 million tons of CO_2 per year which, taking an average thermal production year as a basis, is not sufficient and will therefore have an additional burdening effect. In line with clearly defined corporate policy, the utilisation of the thermal power plants will be purely contribution marginoriented. Our CO_2 neutral hydropower will, however, increase in value through the introduction of emission rights trading.

OBLIGATION TO DISCLOSE ORIGIN OF ELECTRICITY

The statutory requirements governing the uniform labelling of electricity throughout Austria were enforced on 01 July 2004. Electricity traders and suppliers are now obliged to disclose the origin of the electricity, i.e. the percentage of the electricity that was generated using hydropower, nuclear energy, wind, solar energy etc, on the (annual) statements to the end customers. In order to standardize the labelling procedure, E-Control set up a "Proof of Origin" database which will allow a complete transfer of information relating to the manner in which the electricity was generated, all the trading steps and the suppliers.

Moreover, a uniform, market-oriented system for the subsidization of renewable energy on the basis of tradable certificates of origin (Guarantees of Origin) is currently being discussed at EU level. The implementation of this system would represent an important step towards a uniform green electricity market in Europe. It would also provide additional market impetus and enhanced market liquidity.
The Europe-wide recognition of certified, internationally-traded green electricity in accordance with the guideline targets of each EU member state would, however, be the decisive signal in this respect.

PROSPECTS

SUPPLY SECURITY GAINING IN SIGNIFICANCE

The European grids were originally designed to serve as inter-regional balancing systems and were thus constructed in line with the respective energy requirements. They were not, however, designed for utilisation in a liberalised electricity market. Moreover, many of the power plants are now quite old. To meet future increases in demand, Austria, and all of the EU member states, will have to invest in new power plants, new generation capacities and the further expansion of the grid infrastructures. The estimated investment volume lies at approx. € 1,000 billion. Investments in power plant facilities account for € 600 billion of this amount. In its World Energy Outlook 2004, the International Energy Agency estimates that power plant capacity in the region of 766,000 MW will be required in the EU alone by 2030.

When setting up the power plant park of the future, the EU will need an energy mix that minimizes price and security risks and also combines the advantages and disadvantages of the individual energy

GENERATION MIX EU-15



TWh
Austria
Belgium
Germany
Denmark
Finland
France
Great Britain
Ireland
Italy
Luxembourg
Netherlands
Portugal
Sweden
Spain
57.5
80.4
560.1
43.8
79.9
541.6
375.0
24.1
279.0
3.5
93.2
46.1
132.5
251.4
0%
20%
40%
60%
80%
100%
0
100
200
300
400
500
Nuclear
Thermal
Hydro
Other
Total Net Electricity Production

sources in such a way that the maximum economic benefit can be derived. The conflicting targets – for example, the increase in the share of renewable energy sources versus the negative effects of the Water Framework Directive – will have to be reconsidered, evaluated and realigned.

Given that large amounts of capital are tied up over a longer term, investments in new power plants can be classified as central, strategic decisions. In contrast to investments in transmission grids and distribution networks, these have to be generated through revenues in a competitive market. It is, however, quite difficult to come up with reliable forecasts which could serve as a basis for investment decisions as the electricity prices in liberalised markets are quite volatile.

The energy prices, which initially had fallen below the generation costs at the close of the liberalisation process, are now – following the reduction of overcapacities and the clear increase in prices for primary energy sources – gradually beginning to recover. In spite of this, the total cost of constructing a new gas power plant can, at the present time, not yet be covered.

FURTHER INVESTMENT IN POWER PLANTS AND GRIDS URGENTLY REQUIRED

One of the big issues of the coming years will undoubtedly focus on how to secure investments that are necessary to maintain a high level of supply security in Austria. This refers not only to investments in the generation area under the competitive conditions that currently exist but also to investments in the grid area under the regulated market conditions.

A study published by the Technical University of Vienna in 2004 forecasts that new power plant capacity in the region of 30 % will have to be created in Austria by 2015. Given that companies in the liberalised markets do not have a supply mandate, this will have to be covered in the energy policy. This policy must strike a balance between the energy-political goals that relate to supply security, environmental compatibility and profitability, define a necessary energy supply volume and, in a next step, provide incentives for investments. This calls, above all, for greater stability in the regulatory environment.

Verbund's strategy focuses on further enhancing its market leadership in Austria and further strengthening its excellent position in Europe by concentrating on core business activities, achieving value-generating growth, implementing strict cost control measures, building an efficient management team and ensuring sustainable corporate management. The realisation of continuous EVA® improvement forms the core of value-oriented corporate management at Verbund.

The Verbund strategy includes five focal points:

> further focus on core activities: electricity generation, electricity trading/sales and electricity transmission

> achievement of value-generating growth in Europe

> sustainable cost management and optimisation of capital structure

> investment in employee training

> clear orientation towards sustainable corporate management, at all times taking due account of the stakeholders' interests

CONCENTRATION ON CORE ACTIVITIES

At Verbund, electricity generation still focuses on the production of environment-friendly hydropower which is complimented with flexible thermal generation. The primary objective is not only to maintain but also to further extend our cost leadership within the European electricity sector which, irrespective of the worldwide price trends, mainly generates electricity from primary energy sources (such as coal, gas or oil).

In the electricity trading/sales segment, our clear market leadership in Austria will serve as a platform from which we can further enhance our strong position in Central Europe. Here, the focus will lie on risk-optimised, asset-based trading in the defined target markets. Thanks to the storage power plants which can be utilised flexibly, Verbund disposes of a natural form of security in the trading business and can therefore reduce its risk level significantly.

Activities in the regulated electricity transmission segment focus on operating the Austrian high-voltage grid, which connects Northern and Southern Europe as well as Western and Eastern Europe, in the most efficient manner possible.

MARKET CLUSTER

Verbund subsidiaries:
Verbund-APT, Vienna
APT Deutschland, Munich
APT Slovenija, Ljubljana
APT Polska, Warsaw
APT Hungaria, Budapest
Joint Venture Energia, Milan
Verbund Italia, Rome

Stock markets with ATP participation

Sales Forces:
Benelux countries
France
South-East European countries


EEX
EXAA
Powernext
Bozen

Marketcluster 1 Marketcluster 2 Marketcluster 3

VALUE-GENERATING GROWTH

The value-enhancing growth referred to above is to be achieved through investments and acquisitions.

In the value-added segment electricity generation, the central focus lies on further extending hydropower generation in Austria. Smaller projects are already in the implementation phase and the larger projects are currently in the planning phase. In the area of thermal generation, plans are in place to set up highly-efficient, state-of-the-art power plant facilities in Austria and abroad under consideration of the applicable environmental standards.

The realisation of these plans will necessitate a further increase in the wholesale prices. Verbund does, however, expect that the prices will continue to increase significantly all over Europe. This is attributable to the reduction of the reserve capacities, the increasing prices for primary energy sources, the growth in electricity consumption and the consideration of environmental standards.

In the value-added segment electricity trading/sales, value-generating growth is to be achieved through the further expansion of our national and international trading and sales organisations, by increasing our shareholdings in Austrian sales companies as well as through the acquisition of integrated generation and sales companies abroad.

In the regulated transmission grid segment, Verbund aims to close the gaps in the Austrian high-voltage grid and strengthen the cross-border line connections to neighbouring countries.

RESTRUCTURING

The further restructuring of the company represents the third pillar on which the group strategy is based. Sustainable cost management will strengthen and further reduce the low cost level that has already been achieved. In addition, the capital structure should be further optimised and the capital costs reduced with a view to stabilising and further improving the ratings.

SUSTAINABLE CORPORATE MANAGEMENT

The strategic orientation is supported through the motivation and development of highly-qualified employees who will allow Verbund to meet, in an optimal manner, the challenges that are posed by an offensive growth strategy. This goes hand in hand with the clear orientation towards sustainable corporate management that is guided by economic, social and environmentally-relevant aspects.

VALUE-BASED MANAGEMENT

Economic Value Added (EVA®) was implemented as a key ratio within the framework of the group-wide project on value-oriented corporate management for one primary reason, namely to ensure that activities within the Verbund group remain focused on value creation.

TARGETS

The following targets were defined within the value-based management concept:

> enhancement of the transparency of value creation within Verbund by analysing performance at all corporate levels
> improvement of capital efficiency by enhancing investment responsibility
> creation of capital cost awareness through the consequent integration of capital costs in performance analysis
> identification of important value drivers for short and long-term performance improvement
> development of a clear understanding for value enhancement through communication and training

EVA® provides an answer to the three most important questions on corporate value enhancement: namely, the questions relating to the generated result, the volume of appropriated, interest-bearing capital and the volume of the risk-specific capital costs.

The value contributions are determined on a quarterly basis by deducting the capital costs from the overperformance reflected in the business result. The operating result is the operating profit before financing costs, including the result from participating interests less prorated income taxes.

CALCULATION

WEIGHTED AVERAGE COST OF CAPITAL (WACC)

Market Risk Premium (MRP)	5.0 %
x Beta Verbund	0.88
= Equity Risk Premium	4.4 %
+ Risk-free interest rate	4.5 %
= Equity expense ratio	**8.9 %**
x Equity ratio	50 %
= Weighted equity expense ratio	4.4 %
Risk-free interest rate	4.5 %
+ Borrowed capital spread	1.0 %
= Borrowed capital expense ratio before taxes	5.5 %
x (1 – Tax rate)	66.0 %
= Borrowed capital expense ratio after taxes	**3.6 %**
x Borrowed capital ratio (Leverage)	50.0 %
= Weighted borrowed capital expense ratio	1.8 %
WACC (exact)	**6.3 %**
WACC (rounded)	**6.5 %**

The capital costs are determined by multiplying the sum of all interest-bearing capital items at carrying amounts by the weighted capital costs.

The interest on capital costs was derived on a WACC (Weighted Average Cost of Capital) basis by means of a peer analysis using the Capital Asset Pricing Model as well as a target capital structure from the capital market.

To create future value potential, a valuation of the investment and acquisition projects was performed in addition to the EVA® analysis employed to measure performance. This valuation, which also embraces value-oriented aspects, is carried out using uniform criteria and a group-wide investment valuation model.

Here, the cash value of the future EVA® – which always leads to the same result as the discounted cash flow method if the same assumptions are used – is a central deciding factor when analysing projects.

To ensure optimal capital allocation, those projects that display the highest cash value will be realised. Strategic aspects are, however, also considered.

This ensures that a uniform ex-post analysis of the periodic value contributions can be carried out using the same principles that were employed for the performance measurement.

At Verbund, the EVA® displayed the following development:

DEVELOPMENT

DEVELOPMENT OF EVA®	Million €
2002	– 20
2003	13
2004	65

From a shareholder perspective, sustained value enhancement is essential for the success of a company and hence, when measuring performance, the group attaches great importance not only to absolute (high) values but also to periodic changes in the EVA® level. Taking the current EVA® level as a basis, the EVA® improvements will therefore be decisive from an investor viewpoint. The realisation of these improvements forms the core of value-oriented corporate management at Verbund.


Using power.
RECORD


SINA


THEMES









Everything flows. 24 hours a day.
7 days a week. Year for year.

Everything is there.
Everything goes without saying.
Does everything go without saying?







Life in all it's glory.
Lived with open eyes.
Carry responsibility.
For people and nature.
For economy and society.



As a conscientious and responsible company, Verbund is committed to sustainability and deals with economic, ecological and social aspects in a balanced way. This represents an investment in the future that really pays off: with a hydropower share of 87 %, Verbund achieved the best results in the company's history.

Sustainability forms an integral part of Verbund's corporate philosophy. Verbund follows the definition of the Brundtland Commission and pursues a corporate policy that respects ecological limits, ensures the efficient utilization of resources and, at the same time, strives to achieve social justice. Verbund's corporate policy centres on taking a holistic view of corporate activity; all decisions that are taken within the group equally consider economic, environmental and social aspects.

VERBUND LEADS THE WAY

Verbund has always been an innovative trendsetter in this area. Sustainability therefore plays a very important role within the Verbund group. This is substantiated not only by the annual publication of a Sustainability Report and the commitment to improving the sustainability rating but also by the wide range of sustainability-enhancing measures that are implemented within the group, such as:

» Sustainability Report: http://www.verbund.at

- the long-term enhancement of economic success
- the preservation of the traditionally high environmental standards through regular audits and certification
- the extensive consideration of the requirements of our employees through the provision of training and further education, an optimal working environment, voluntary social benefits and participation in external social projects
- innovation, this being a sustainable investment in corporate growth
- open communication with all stakeholder groups (open and constructive dialog with shareholders, customers, employees, politicians, analysts and NGOs etc.)

SUSTAINABILITY MANAGEMENT

The ultimate responsibility for sustainability lies with the group's managing board which, together with the strategy team and the Sustainability Board, defines the sustainability goals.

These and other focal points are evolved by the individual members of the Sustainability Board in the course of the annual planning process. They ensure that the principles of sustainability are observed across the group. In addition, they inform the Sustainability Committee of any fresh impetus that is generated within their respective areas of responsibility.

The Sustainability Committee is the working group of the Sustainability Board. Its members propose definite lines of action and prepare the annual Sustainability Report. All sustainability activities are coordinated by the sustainability officers.

SUSTAINABILITY PRACTICED AT VERBUND

CREATING SUSTAINABILITY FOR THE ENVIRONMENT AND NEW TECHNOLOGIES

In a worldwide assessment of the sustainability policies that have been adopted in companies, oekom research AG, an independent rating agency based in Munich, Germany, ranked Verbund No. 2 from a total of 37 international energy suppliers. This good result is attributable, among other things, to the comprehensive environmental reporting that has been carried out at Verbund for many years already, a fully operational environmental management system and the high number of plant locations that are certified in accordance with EMAS and ISO 14001.

The Verbund Renewable Energy Award (VERENA), which is now in its second year, also represents an investment in the future. Students who make a contribution to the development of hydropower technology and renewable energy through outstanding academic achievements in dissertations, postgraduate theses or papers of practical value are eligible for participation.

SOCIAL COMMITMENT

In 1957, Hermann Gmeiner founded Austria's fourth SOS-Kinderdorf (Children's Village) in Hinterbrühl. On the occasion of its 10-year anniversary, Verbund donated the house "Schwalbennest" ("Swallow's Nest") to the Kinderdorf in Hinterbrühl and has been sponsoring it annually ever since.

In 2004, important repair work – new facade insulation, roofing and the installation of a seepage system for rainwater – was carried out. A new extension comprising a dining room and bedroom also put an end to the existing space problems.

Verbund's latest commitment takes the form of a cooperation with the organisation "Die Boje" (The Buoy). This organisation provides psychiatric support for children and adolescents in crisis situations. Up to now, there was only one counselling centre in Vienna but, with our support, additional experts have been trained and these now work with the children on a daily basis in the provinces. This proved to be a very important development, not least due to the fact that the reactions of the social environment, e.g. the kindergartens and schools, play an essential role when processing traumatic experiences.

SUSTAINABILITY IS WORTHWHILE

In the long-term, investments in companies that practice sustainability are rewarded by a performance that lies, on average, one percentage point above the performance of mainstream investments. The Verbund results prove quite impressively that sustainability really pays: with a hydropower share of 87 %, the best results in the company's history were achieved in fiscal 2004 – an excellent incentive for us to continue our extensive commitment in the area of sustainability. And it was not without reason that the Verbund Sustainability Report was awarded top grades by the Federal Chamber of Labour, Vienna in its assessment of "Sustainability reporting in Austria in accordance with the guidelines of the Global Reporting Initiative".

Our employees represent a decisive success factor for the company. This is reflected not only in the successful general training campaign and the special training program for young employees but also in the incentive system for high performers.

AT THE END OF AN EXTENSIVE CONSOLIDATION PHASE

From 1994 onwards, Verbund's personnel strategy focussed on significantly reducing staff numbers so as to enhance the competitiveness of the company. The implementation of this strategy led to a 50 % reduction in the number of employees and also halved the payroll expenses. The declared goal focussed on the realistic implementation of the necessary redimensioning processes, at all times taking due account of our employees and their social environment. From the very beginning, the necessary staff cuts were successfully implemented in a socially-compatible manner.

A unique reform of the company pension system in Austria paved the way for a significant cut in payroll expenses and further burdens were eliminated as a result of the changeover to a contribution-oriented pension system.

The high level of solidarity within the company is perfectly exemplified by the decision taken by the employees in 2001 to forego voluntary social benefits. The funds that subsequently became available were used to implement measures that aimed at securing several hundred jobs. Hence, the company was able to meet its social responsibility in an economically justifiable manner.

With regard to its policy on collective bargaining, Verbund, one of the leading companies in the sector, worked towards relatively moderate collective agreements and, together with its partners in the Austrian Association of Electricity Utilities and the appropriate unions, managed to arrive at a competitive pay level.

FRONTRUNNER WITH MODERN HUMAN RESOURCES DEVELOPMENT

Verbund is well aware that its employees are crucial for the success of the company. Hence, a great deal of importance is attached to training and further education within the framework of a modern human resources development program. Each employee is provided with an opportunity to further develop his or her skills. The responsibility for using this opportunity does, however, lie with the individual employees. The training measures that are offered must always be in line with the corporate objectives and hence, all personnel development activities within the group are monitored on an ongoing basis.

Verbund carries out special projects to identify future training requirements and, due to the age structure within the group, focuses on training measures and appropriate training methods for older employees. In addition, Verbund offers extensive retraining measures which are particularly popular among female staff members.

Highly motivated executives with excellent qualifications are a fundamental requirement for continued corporate success. For this reason, management training is a key element of the personnel development activities within the Verbund group. In close cooperation with the management team, the company initiated an extensive and purpose-oriented training program that embraces all management levels.

SPECIAL AWARD FOR THE FURTHER TRAINING OF OLDER EMPLOYEES

The successful implementation of the personnel development strategy was honoured with an official award. In 2004, Verbund won first prize in a special category of the "Knewledge" competition for its extraordinary achievements in the further training of older employees.

TRAINING INVESTMENT PER EMPLOYEE DOUBLED

Since 2000, the total training investment per employee has almost doubled and currently amounts to € 838.8; each employee claims 4.6 training days every year. This is a clear indication that personnel development at Verbund is not just an empty slogan.

TRAINING COSTS PER EMPLOYEE

Year	€
2000	450.4
2001	705.9
2002	682.0
2003	822.0
2004	838.8

EXTERNAL PERSONNEL MARKETING

At Verbund, the search for junior staff represents another central task. Potential high performers are won through targeted and selective measures in external personnel marketing. Permanent and direct contact with the preferred target group is essential. This is achieved by participating in recruitment fairs, delivering lectures and through the organisation of power plant tours. In particular, third-level graduates with specialised qualifications and an international orientation are addressed directly in this manner. The ultimate selection is made in the course of a multi-stage, transparent and objective selection process.

INCENTIVE SYSTEM

Verbund places high requirements on its employees. The development of corresponding incentive systems that comprise performance and achievement-oriented components is therefore essential. The group-wide introduction of the performance-oriented salary model – initially as a control instrument – is planned for 2005. The model is based on external benchmarks and therefore stands for transparent, market-derived salary bandwidths.

FOCAL POINT: WORK SAFETY

High priority is given to work safety in all process-oriented operations throughout the group. The improvements introduced in 2003 in the areas of work safety and health care already led to a significant reduction in the number of accident-related sick days in 2004.

At the end of February 2004, Verbund published its best result to date and increased the dividend by 43 %. In December, the Verbund share reached an all-time high at € 165.64. The numerous roadshows (above all, those connected with the sale of the interest EnBW held in Verbund) which triggered a clear increase in stock market turnover and the awards presented to Verbund for its Annual Report 2003 also contributed to this success.

INTERNATIONAL STOCK MARKETS

The positive price trend observed on the international stock markets in fiscal 2003 continued in January and February. The terrorist attacks in Madrid, the tense situation in Iraq and, above all, muted economic growth in Europe did, however, trigger a noticeable price adjustment in March. The high and repeated increases in oil prices and the discussions on increasing the interest rates led to strong fluctuations which also continued into quarter 3/2004. In quarter 4/2004, the stock markets in the USA experienced an upswing due to the positive economic data and, as a result, the Dow Jones Index, Standard & Poor's 500 Index (S&P 500) and Nasdaq Composite recorded the highest values since three and a half years. The price increases at many of the European stock markets were even greater. The most significant price gains were reported in the supplier and pharma industries.

The Dow Jones Industrial Average (DJIA) Index gained 3.2 %; the more broad-based S&P 500 was up 9.0 % and the technology exchange NASDAQ gained 8.6 %. In Europe, the DJ Euro STOXX 50 gained 6.9 % and the German Share Index (DAX) rose 7.3 %. The Austrian Traded Index (ATX), the index which comprises the largest Austrian stocks, improved by no less than 57.4 %. DJ STOXX Utilities, the index of the major European utility stocks and an important benchmark for Verbund, was up 25.1 %.

VERBUND SHARE

BASIC INFORMATION

Verbund has a share capital of € 223,978,000 which is spread across a total of 30,820,000 shares. 15,718,200 shares (51 %) are owned by the Republic of Austria and the remaining 15,101,800 shares (49 %) are quoted on the stock exchange. Major shareholders include EVN AG and Wienstrom GmbH each with > 10 % and Tiroler Wasserkraft AG (TIWAG) with > 5.0 %. The remaining < 24.0 % are in free float. The Verbund share is quoted on the Vienna Stock Exchange. In addition, the share can also be purchased in Frankfurt, at the regional exchanges in Germany, in London and in the USA through an American Depositary Receipt.

BASIC INFORMATION

Share capital (€)			223,978,000
Shares (Units)			30,820,000
Stock market listings		**Information systems (stock market Vienna)**	
Vienna	74640	Bloomberg	OEEW AV
Frankfurt	877738	Datastream	O:VERB
Berlin	877738	Reuters	VERB.VI
Stuttgart	877738	ISIN	AT0000746409
Hamburg	877738	**Rating agencies**	
London	4661607	Standard & Poor's	A
American Depositary Receipt	OEZVY	Moody's	A1

RELATIVE SHARE PRICE DEVELOPMENT 2004


180
160
140
120
100
80
01.01.
01.04.
01.07.
01.10.
01.01.
Verbund
ATX
DJ STOXX Utilities

SHARE PRICE DEVELOPMENT

The Verbund share started the stock-exchange year 2004 with a price of € 92.60. The significant price increase which commenced in November 2003 continued in the first two months of the year. At the end of February, the group published the best result in the company's history: the dividend was increased by 43 %. The subsequent roadshows in Great Britain, Germany and France attracted enormous interest. Investors and analysts confirmed their confidence in the successful economic development of Verbund. Positively influenced by the increasing wholesale prices, the successful expansion of activities in Italy and the corporate tax reduction as of 01 January 2005, the price of the Verbund share rose to new heights. This was followed by a slight drop in the share price as a result of the profit-taking and the uncertainty relating to the implementation of the Austrian Electricity Solution. In quarter 4/2004, the price of the Verbund share once again rose very significantly and an all-time high of € 165.70 was reached on 28 December. This is attributable to the sale of the 6.33 % Verbund share parcel held by

Energie Baden-Württemberg AG (EnBW) via the stock market. The successful stock placement boosted demand for the Verbund share and the turnover figures at the stock markets increased significantly.

All in all, the Verbund share achieved a very positive performance of 77.0 % since the beginning of the year. Consequently, the share also developed well ahead of the DJ STOXX Utilities index.

SALES AND MARKET CAPITALIZATION

STOCK-SPECIFIC FIGURES

	Unit	2004	2003	2002	2001	2000
Peak price	€	165.64	92.60	97.08	134.00	139.50
Lowest price	€	92.92	77.50	70.05	71.29	89.00
Closing price	€	163.90	92.60	81.14	84.00	108.00
Performance	%	77.00	14.12	-3.40	-22.22	-22.58
Market capitalization	€ million	5,051.40	2,853.93	2,500.73	2,588.88	3,328.56
Weighting ATX	%	3.99	4.39	5.73	7.00	7.70
Stock exchange turnover	€ million	761.61	269.00	616.46	962.87	699.33
Stock exchange turnover/day	Units	22,527	13,205	29,757	38,434	26,424
Earnings/share	€	7.64	6.51	5.03	3.74	2.71
Cash flow/share	€	14.23	13.34	10.24	9.08	7.83
Book value/share	€	53.50	46.65	36.42	32.77	30.21
P/E	X	21.45	14.22	16.12	22.46	39.88
Price/Cash flow	X	11.51	6.94	7.92	9.25	13.79
Price/book value	X	3.06	1.99	2.23	2.56	3.57
Proposed Dividends/share	€	3.00	2.00	1.40	1.25	1.16
Dividend yield	%	1.83	2.16	1.73	1.49	1.07
Pay-out ratio	%	39.26	30.72	27.81	33.42	42.83
EV/EBITDA	X	12.80	10.19	10.20	10.20	12.70

Stock exchange turnover in Verbund shares reached € 761.6 million. On average, 22,527 shares were traded every day. As of 31 December 2004, Verbund had the fifth highest valuation of all companies listed on the Vienna Stock Exchange. The total value derived from its market capitalisation amounted to € 5,051.4 million; its weighting at the ATX was 4.0 %.

INVESTOR RELATIONS

ALL MEMBERS OF FINANCIAL COMMUNITY PROVIDED WITH OPEN AND TRANSPARENT INFORMATION – AT THE SAME TIME

At Verbund, investor relations activities focused on providing analysts and investors with comprehensive and transparent information at the same time. The numerous roadshows in Europe and the USA communicated not only the excellent quarterly results but also the strategic goals of the company. The capital market honoured Verbund's excellent positioning in the European electricity market. The analysts and investment banks assessed the group as being "one of the best positioned utility stocks" in Europe. This greatly enhanced the willingness of investors to purchase the share and ultimately led to Verbund's excellent share performance.

FREE FLOAT SUCCESSFULLY INCREASED

The roadshow supporting the placement of the Verbund share parcel held by EnBW formed another focus of the investor relations activities. As already mentioned, the Karlsruhe-based energy company sold the 6.3 % interest it held in Verbund to institutional investors in November 2004 within the framework of an accelerated bookbuilding offering. The group supported this transaction with an extensive roadshow that started in Vienna, moved on to Geneva, Zurich, London, Brussels and Amsterdam and finished in Frankfurt attracting more than 100 institutional investors. The success speaks for itself; the stock register was oversubscribed within hours of being opened thus displaying an enormous interest on the part of the investors. The shares were floated throughout Europe and the USA. Immediately after the placement, which increased the free float to < 24 %, the stock exchange turnover in Verbund shares increased significantly.

SHAREHOLDER STRUCTURE %

Republic of Austria	51
Free float	< 24
TIWAG	> 5
WIENSTROM	> 10
EVN	> 10



VERBUND ANNUAL REPORT RECEIVES NUMEROUS AWARDS

The Verbund Annual Report 2003 was honoured with several awards in 2004. At the Annual Report Competition (ARC), the largest and most important competition of its kind worldwide, the Verbund report competed against approx. 2000 entries from 35 countries to win not only the "Golden Award" but also the "Grand Award" for the best business report in German language.

Verbund also won prizes at a national level. Within the framework of the annual report competition held by the business magazine "trend", Verbund was awarded second place in the category Business Reporting. These awards clearly show that the group attaches great importance to providing the stakeholder with comprehensive and high-quality information.

The following domestic and international investment banks regularly publish corporate analyses on Verbund: BA-CA, BNP Paribas, CDC Ixis, Deutsche Bank, Erste Bank, Merrill Lynch, Raiffeisen Centro Bank and Sal. Oppenheim. The rating agencies Moody's and Standard & Poor's also publish corporate analyses on our company.













BUSINESS DEVELOPMENT

BASIC CONDITIONS

In 2004, the world economy experienced its best growth in 16 years. The greatest impetus came from the USA and the Asiatic region and, in particular, from China and Japan. It does, however, remain to be seen whether or not this is a sustainable development. The high oil prices and the high current account deficit in the US generate the highest degree of uncertainty.

The global economic upswing has also been evident in the EU since 2004; economic output rose by 2.2 %. The excellent global economy also had a boosting effect on exports. Domestic demand also developed positively due to the increase in private consumption. The economy in the new member states of the European Union once again displayed rapid growth (+5.0 %). Real economic growth in Austria and the rest of the Euro region was up 1.9 %.

P. 18 "Market and Industry"

In fiscal 2004, Verbund focused, above all, on strengthening its position on the European market as well as on actively shaping the regulatory environment.

New procurement and sales markets were opened up for Verbund, not least due to the EU enlargement, the synchronisation of the European high-voltage grid and the ongoing liberalisation of the European markets. In addition, the increasing consolidation pressure in Europe created new acquisition opportunities for Verbund.

The regulatory operating environment was marked, above all, by the failure – on this occasion – to push through the eco-electricity amendment, the implementation of emission trading and the obligation to disclose the origin of electricity.

European supply security was another central issue. In order to meet future demand, the EU, including Austria of course, will have to invest in new generation capacities. This does, however, raise the question as to how the required investment incentives can be created in the presence of the existing competitive and regulatory situation.

BUSINESS DEVELOPMENT AT RECORD LEVEL

The business trend within the Verbund group was extremely positive. Sales revenues increased by 24.2 % to € 3,078.0 million, the operating result rose by 19.9 % to € 385.5 million, profit after taxes were up 23.5 % at € 268.8 million and the net profit (excluding minority interests) climbed by 17.7 % to € 235.4 million. This excellent business development is attributable, above all, to the further successful expansion of wholesale activities in Europe. The increase in wholesale electricity prices throughout Europe and rigorous cost management also had a boosting effect. The focus was clearly directed on enhancing value creation in the individual business segments. As a result, the Economic Value Added (EVA®) of the group was increased by € 51.8 million up to € 64.5 million for fiscal 2004.

P. 24 "Value-based Management"

The excellent business development also paved the way for a significant improvement in the net worth and financial situation. Due to the strong debt clearance, the net debt was reduced by 6.7 % to € 2,214.1 million and net gearing improved from 165.0 % to 134.3 %. In addition, the operating cash flow was up 6.9 % at € 438.5 million. As a result, the cash-flow-based key ratios which are relevant from a rating viewpoint were improved and the rating was stabilised. Gross interest cover rose from 2.9 to 3.5 and the Gross debt coverage improved from 22.0 % to 25.8 %.

This business trend clearly shows that Verbund has emerged as one of the main winners in the liberalisation process. The group has been able to adapt its strategy to the changing conditions in a fast and consequent manner.

Earnings position

CONSOLIDATED INCOME STATEMENT (SHORT VERSION) — Million €

SALES REVENUES INCREASED SIGNIFICANTLY

	2002	2003	2004	Change
Sales revenue	2,072.2	2,478.1	3,078.0	24 %
Operating result	331.1	321.6	385.5	20 %
Group result	154.9	200.1	235.4	18 %
Earnings per share (€)	5.03	6.51	7.64	17 %

Group revenues increased significantly by 24.2 % to € 3,078.0 million.

SALES REVENUE — Million €

Electricity revenue	2,465.5	80 %
Grid revenue	261.5	8 %
Eco-electricity revenue	303.4	10 %
Other revenue	47.6	2 %

3,078.0
+24.2 %

STRONG RISE IN ELECTRICITY REVENUE

Electricity revenue rose by 24.1 % to € 2,465.5 million. The customer segment Resellers accounted for 33.0 % of the total revenue from electricity, the End Customer segment made a contribution of 8.9 % and the remaining 58.1 % came from the Traders segment. 40.7 % of the electricity revenue was generated in Austria and 59.3 % came from sales abroad (above all in Germany, France, Slovenia and Italy).

Sales revenue from resellers was up 3.9 % at € 812.8 million. Here, Verbund profited greatly from the increased wholesale prices in market price indexed contracts. The wholesale prices for front year forwards (traded in 2003 for 2004) at the European Electricity Exchange (EEX), the leading stock exchange for electricity, rose by 18 % for base load products and by as much as 26 % for peak load products. These price increases are caused by the higher prices for primary energy sources (coal, gas and oil), the dwindling power plant reserve capacities in Europe in connection with a growing demand for electricity as well as to the effect of measures implemented to reduce greenhouse gas emissions.

Sales revenue from end customers dropped by 19.2 % to € 218.3 million. Within the framework of the antitrust negotiations for the implementation of the Austrian Electricity Solution, Verbund was required to sell its end-customer business in Austria to an independent third party. The sale of the end-customer distribution company VERBUND-Austrian Power Vertriebs GmbH (APC) led to a deconsolidation effect. Verbund is now no longer involved in commercial and household business.

The sales contribution from the Traders segment rose significantly by 53.5 % to € 1,434.5 million. Verbund strengthened and optimised its trading activities all over Europe. The drop in domestic trading volumes (5.6 %) was more than compensated by the increase in foreign volumes. The rise in wholesale prices in Europe did, however, bring about a clear increase in sales both in Austria and abroad. This was offset by the rise in costs on the procurement side.

GRID REVENUE DISPLAYS POSITIVE DEVELOPMENT

Grid revenue increased by 13.0 % to € 261.45 million. This is attributable not only to the increase in sales revenue from grid tariffs but also to the jump in revenue from cross-border tariffs. Here, the European cross-border transport volumes are priced and bundled Europe-wide. The revenues are subsequently distributed among the European grid operators in accordance with the extent to which the transmission grids were actually utilised.

ECO-ELECTRICITY SALES

Revenue from eco-electricity also rose impressively by 45.6 % to € 303.4 million. Verbund, the control area manager in Austria through its subsidiary VERBUND-Austrian Power Grid AG (APG), is legally obliged to handle the processing and administration of the eco-electricity subsidies. The massive growth in the number of subsidized eco-electricity plants in Austria has led to a substantial increase in sales revenues in this area. In spite of this, a positive earnings contribution was not achieved in this area.

EXPENSES | Million €

Electricity, grid and eco-electricity purchases	2,022.1	73 %
Use of fuels	105.9	4 %
Payroll expenses	279.6	10 %
Depreciation and amortisation	181.9	7 %
Other operating expenses	168.0	6 %



2,757.5
+22.5 %

SIGNIFICANT INCREASE IN EXPENSES FOR ELECTRICITY PURCHASES

The expenses for electricity purchases rose by 33.6 % to € 1,972.8 million. Given that distribution and trading activities only increased slightly (volume-wise), this clear increase is attributable, above all, to the rise in wholesale prices in the European procurement markets. Expenses for eco-electricity purchases also increased significantly.

DROP IN FUEL EXPENSES

Fuel expenses for primary energy sources to power the thermal power plant facilities fell by 8.6 % to € 105.9 million. Since the thermal power plants are used on a contribution-oriented basis, utilisation was down on account of the drop in the wholesale spot market prices in Europe. In addition, one of the thermal power plants was shut down in the middle of the year.

Payroll expenses rose by 6.0 % to € 279.6 million.

The expenses for wages and salaries only displayed a slight increase of 1.2 % to € 198.3 million in spite of a collective agreement increase of 2.1 %. The further reduction in staff by 180 to 2,500 employees (average value) played a decisive role here. The share of payroll expenses in sales has therefore dropped to 9.1 % compared to 10.6 % in 2003.

Expenses for pensions increased by 20.1 % to € 81.3 million on account of the additional restructuring costs. These provisions are one-off effects and long-term measures that will have a positive impact on payroll expenses in the future. Here, provisions were created, in particular, for further early-retirement models as well as for premium increases for supplementary health insurance payable by the employer.

Other operating expenses climbed by 15.9 % to € 168.0 million on account of the increase in maintenance measures and value adjustments of receivables. Repairs to power plants played a significant role here and, in particular, the maintenance work at the locks at Freudenau power plant.

The financial result declined by € 42.3 million to € 48.1 million.

The financing result dropped by € 55.9 million to € 91.5 million. The valuation of the foreign currency liabilities in Swiss Francs and Japanese Yen as per the balance sheet date had an adverse effect. In 2003, non-realised exchange gains totalled € 62.4 million. In 2004, however, Verbund had to contend with slight valuation-related exchange losses in the amount of € 4.5 million. Adjusted for these exchange effects, the financial result does, however, improve by 12.1 % to € 87.0 million primarily on account of the ongoing debt-clearing program. In total, short-term and long-term financial obligations were cleared in the amount of € 486.4 million. As per 31 December 2004, the weighted effective interest rate for all financial obligations (excluding cross border leasing) came to 4.48 %. To reduce the volatility of the financing result, caused by the valuation of the foreign currency liabilities as per the balance sheet date, a Swiss Franc bond, which matures on 06 October 2005, was hedged. Hence, the withdrawal from foreign currency liabilities is almost completed.

Results from participating interests improved significantly by 66.7 % to € 37.0 million. The positive one-off effect from the sale of the EVN shares in 2003 was more than compensated by the positive development of the participating interests that are consolidated at equity.

Income tax expenses dropped by 30.1 % to € 68.5 million in spite of the significant increase in taxable profits. The effective tax rate now only comes to 20.3 % compared to 31.1 % in 2003. This is attributable to the tax reform which was passed in May 2004 under which the corporate tax rate will be reduced from 34 % to 25 % with effect from 01 January 2005. This tax rate was already applied to the deferred tax amounts in 2004 and resulted in an aperiodic reduction of € 28.5 million.

INCREASE IN MINORITY INTERESTS

Minority interests rose by 90.8 % to € 33.4 million. This is largely due to the jump in earnings at VERBUND-Austrian Hydro Power AG (AHP) in which minority shareholders hold an interest of approx. 20 %.

Financial positions

CONSOLIDATED BALANCE SHEET (SHORT VERSION) **Million €**

	2003	Share	2004	Share
Total assets	**6,208.3**	**100 %**	**6,237.3**	**100 %**
Non-current assets	5,893.9	95 %	5,852.5	93 %
Current assets	314.4	5 %	384.8	7 %
Total equity and liabilities	**6,208.3**	**100 %**	**6,237.3**	**100 %**
Shareholder's equity	1,437.6	23 %	1,648.8	26 %
Long-term liabilities	3,856.2	62 %	3,660.7	59 %
Short-term liabilities	914.5	15 %	927.8	15 %

NON-CURRENT ASSETS INCREASE THROUGH ACQUISITION OF SHAREHOLDING

Non-current assets fell by € 41.5 million to € 5,852.5 million. Property, plant and equipment fell by € 111.0 million to € 4,108.6 million due to restricted investment activity (the capitalisation of investments is significantly lower than the depreciation of existing property, plant and equipment) but there was an increase in interests held in associated companies due to the acquisition of a stake in Energia S.p.A. In quarter 2/2004, Verbund increased its interest in this company which is operated in a joint venture with the Italian CIR Group.

CURRENT ASSETS INCREASED

Current assets increased by € 70.5 million to € 384.8 million. This is mainly due to the build-up of receivables from companies in which a participating interest is held. Additional increases are attributable to securities in connection with electricity trading as well as a positive market assessment from derivatives trading.

SHAREHOLDERS' EQUITY GREATLY STRENGTHENED FOLLOWING ALLOCATION TO PROFITS

Shareholder's equity was significantly increased by € 211.2 million to € 1,648.8 due to the allocation of the annual profits to retained earnings. As a result, the adjusted equity ratio rose from 27.7 % to 31.2 %.

LONG-TERM LIABILITIES REDUCED

Long-term liabilities were reduced by € 195.5 million to € 3,660.7 million. Long-term financial obligations in the amount of € 337.9 million due in 2005 were reclassified to short-term liabilities. New borrowings, on the other hand, amounted to € 175.5 million. Long-term provisions increased primarily on account of the rise in the employer's contribution for supplementary health insurance.

RISE IN SHORT-TERM LIABILITIES

Short-term liabilities increased by € 13.3 million to € 927.8 million. In addition to the reclassification from long-term liabilities, short-term liabilities in the amount of € 91.0 million were raised. This was offset with repayments in the amount of € 486.4 million. Short-term provisions increased, above all, due to higher current taxes as well as provisions in connection with the electricity and grid business.

INDEBTEDNESS — Million €

	2002	2003	2004
Long-term and short-term financial liabilities	3,729.7	2,973.6	2,712.1
Other interest-bearing debt	550.2	641.8	664.6
Interest-bearing gross debt	4,279.9	3,615.4	3,376.7
Interest-bearing net debt	2,826.6	2,372.0	2,214.1

In fiscal 2004, net debt was reduced by € 157.9 million to € 2,214.1 million. Financial obligations were cleared in the total amount of € 486.4 million and € 175.5 million was refinanced long-term.

Financial situation

CONSOLIDATED CASH FLOW STATEMENT (SHORT VERSION) — Million €

	2002	2003	2004
Operating cash flow	315.1	410.1	438.6
Cash flow from investing activities	-19.4	71.9	-168.4
Cash flow from financing activities	-308.2	-521.3	-286.1
Changes to cash and cash items	**-12.5**	**-39.4**	**-15.8**
Cash and cash items as of 31.12.	67.5	28.1	12.3

The excellent business trend paved the way for a 6.9 % increase in the operating cash flow to € 438.5 million. This y-on-y increase in the operating cash flow is mainly due to the rise in electricity prices and the drop in interest payments. This is offset by the increase in outflows for taxes on income and the absence of one-off positive effects from eco-electricity trading in fiscal 2003.

The cash outflow from investing activities increased to € 169.5 million. The cash outflow from long-term investments refers essentially to the topping up of the interest in Energia S.p.A. in the amount of € 160.0 million, the granting of loans as well as investments in property, plant and equipment in the amount of € 77.9 million. This is offset by the sale of non-current assets in the amount of € 85.0 million and inflows from financial leasing transactions.

The cash outflow from financing activities amounted to € 284.9 million. In fiscal 2004, short-term borrowing was effected in the amount of € 9.5 million. This is offset by the scheduled repayment of bonds, loans and long-term credits and the related hedging transactions in the amount of € 422.0 million (previous year: € 555.3 million). In addition, new loans totalling € 175.5 were taken out. The dividend outflow rose by € 16.6 million from € 45.0 million to € 61.6 million.

STRONG FREE CASH FLOW

The free cash flow, i.e. the operating cash flow less the cash flow from investing activities, shows the surplus that can be used for dividend payouts and reducing the financial obligations.

Although the free cash flow has declined compared to 2003 by € 212.9 million to € 269.0 million, it is still at a very high level. This drop is due to the acquisition of an interest in Energia S.p.A. in the amount of € 160 million. In addition, the 2003 value was boosted by one-off proceeds from the sale of the EVN share parcel.

KEY FINANCIAL RATIOS

	Unit	2002	2003	2004
Net interest expenses incl. currency effects	€ million	236.4	129.1	178.2
Net interest expenses excl. currency effects	€ million	227.3	192.5	173.7
Gross Interest Cover	X	2.9	2.9	3.5
Gross Debt Coverage	%	20.1	22.0	25.8

The net interest expenses incl. currency effects increased by € 49.1 million to € 178.2 million. This is largely due to the valuation-related exchange effects from the foreign currency liabilities in Swiss Francs and Japanese Yen. In fiscal 2003, non-realised exchange gains totalled € 62.4 million. In 2004, however, the non-realised exchange losses were achieved. The net interest expenses excluding currency effects displayed a clear improvement of € 18.8 million to € 173.7 million. This is mainly due to the continued debt clearance.

The next two ratios are relevant for rating procedures and are calculated in accordance with the standards of the rating agencies.

Gross Interest Cover and Gross Debt Coverage ratios improved significantly. This is attributable to the strong improvement in the cash flow from operating activities and also to the strong debt clearance.

FINANCIAL POLICY

Verbund's financial strategy is founded on three pillars:

> upholding a strong Single A rating
> guaranteeing adequate liquidity
> maintaining extensive financial flexibility

In accordance with this strategy, the group communicates regularly and intensively with the rating agencies Moody's and Standard & Poor's. At present, Verbund has an A1/stable outlook rating from Moody's and an A1/stable outlook rating from Standard & Poor's. Both agencies published a rating update on 09 June and 06 August 2004 in which they confirmed their current ratings. Verbund's long-term objective focuses on upholding a strong Single A rating so that the company can maintain its strategic flexibility and keep its financing costs at a low level.

Moreover, the company aims to secure an adequate liquidity level and safeguard its extensive financial flexibility. To achieve this goal, Verbund secured (in January 2005) a five-year syndicated loan facility with a renewal option in the amount of € 750 million within the framework of a European bank syndicate. Furthermore, a financing company was established in Amsterdam for the purpose of concentrating and optimising financing activities within the group. Further measures are planned for 2005.

DIVIDEND/SHARE	€
2002	1.40
2003	2.00
2004	3.00

DIVIDEND DISTRIBUTION SIGNIFICANTLY INCREASED

The individual accounts of the listed Verbundgesellschaft, which are used as a basis for determining the amount that can be distributed to the shareholders, are prepared in accordance with the Austrian Commercial Code (HGB). The net profit for the year in accordance with the Austrian Commercial Code comes to € 137.7 million. After changes of reserves, the net profit for the year comes to € 92.5 million.

A distribution in the amount of € 3.00 per share will therefore be proposed to the General Meeting. This corresponds to an increase of 50 % compared to the previous year. This will be the fourth dividend increase in succession. This recovery, after two difficult years at the beginning of the liberalisation process (1999 and 2000), is an expression of the group's economic success, a success in which the shareholders should participate.

INVESTMENTS UP FOLLOWING ACQUISITION OF INTEREST IN ITALY

INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT — Million €

Year	Million €
2002	45.0
2003	74.6
2004	77.9

The investment volume totalled € 277.5 million and was therefore € 166.6 million higher than the low level recorded in the previous year.

Of this amount, € 77.9 million was invested in property, plant and equipment. Investment in property, plant and equipment is still at a historically low level. The current market prices in the wholesale area do not yet cover the market entry costs for new generation capacities and hence, investments are, at this time, largely restricted to rationalisation and replacement measures. In 2004, Verbund invested in small hydropower projects in the electricity generation area but these, however, will only prove to be profitable within the framework of the subsidisation system for the generation of eco-electricity. In addition, approx. € 11 million was invested in the expansion of the high-voltage grid.

INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	**Million €**
Automation of power plants	12.6
Reconstruction of Leoben power plant	7.1
380 kV line Kainachtal	6.8
Power descent Kaprun	6.4
220 kV line Ernsthofen-Bisamberg	4.1
Others < € 3 million	40.9
Total	**77.9**

Long-term investments increased by € 163.8 million to € 197.8 million. Special reference should be made here to the direct acquisition of an interest in Energia S.p.A., a joint venture between Verbund and the Italian finance group CIR, in the amount of € 160 million. Here, the existing direct and indirect shareholding was increased from 26.6 % to a total of 38.7 %.

Ratios

In computing ratios, which also includes balance-sheet items, Verbund eliminates the effects from cross-border leasing transactions, since this involves closed items on the asset and liabilities side of the balance sheet.

RATIOS

	Unit	2002	2003	2004	Change
EBIT margin	%	16.0	13.0	12.5	–4 %
Net gearing	%	227.9	165.0	134.3	–19 %
Interest cover	X	2.9	2.9	3.5	21 %
Economic Value Added	€ million	-20.2	12.7	64.5	>100 %
Pay-out ratio	%	27.8	30.7	39.3	28 %
Market capitalisation	€ million	2,500.8	2,853.9	5,051.4	77 %
No. of employees	X	2,827	2,680	2,500	–7 %

EBIT MARGIN REMAINS CONSTANT IN SPITE OF SIGNIFICANT PRICE INCREASE

The EBIT margin, the ratio of operating result to sales revenues, fell by 0.5 %-points to 12.5 % and therefore remained more or less unchanged. The higher contributions from the electricity business, which are attributable to the implementation of structure and process-optimised measures, had a positive effect as did the significant increase in wholesale prices parallel to the falling electricity generation costs using hydropower. In addition, the increase in sales revenue from the European cross border tariff system, a pricing system for cross border transit volumes, boosted the operating margin in the transmission grid area. Margins were adversely affected by the increase in volumes in external-electricity trade where the profit margins are lower and also by the group's activities in the area of eco-electricity subsidisation. Verbund, who is obliged under law to process and administer the subsidies for eco-electricity, failed to achieve a positive earnings contribution in this area.

NET GEARING

	%
2002	227.9
2003	165.0
2004	134.3

NET GEARING ONCE AGAIN REDUCED SIGNIFICANTLY

The consequent implementation of the strategic goals paved the way for a further improvement in the capital structure. The strong debt clearance in connection with the increase in shareholders' equity led to a renewed improvement in net gearing from 165.0 % to 134.3 %.

The massive debt reduction and the increase in the operating result also paved the way for an improvement in the gross interest cover from 2.9 to 3.5. This ratio is used by the rating agencies as a basis for the credit rating.

SIGNIFICANT VALUE GENERATION

Economic Value Added (EVA®) was implemented as a key ratio within the framework of the group-wide project on value-oriented corporate management for one primary reason, namely to ensure that activities within the group remain focused on value creation. This ratio shows the overperformance that is generated after deduction of all cost items, including the risk-adjusted equity and borrowed capital costs (WACC group: 6.5 %). In fiscal 2004, the EVA® was improved by € 51.8 million from € 12.7 million to € 64.5 million. Hence, Verbund once again created significant value for its shareholders.

PAY-OUT RATIO INCREASED YET AGAIN IN THE INTEREST OF THE SHAREHOLDERS

On the basis of the excellent business trend, Verbund was able to raise the pay-out ratio from 30.7 % to 39.3 %. Compared to the industry as a whole, this value is in line with the average of the listed European utilities.

MARKET CAPITALISATION IMPROVED SIGNIFICANTLY

In 2004, the Verbund share put in one of the best performances in the utility industry worldwide. The share price improved from € 92.6 to € 163. 9. This corresponds to a price gain of 77.0 %. The market capitalisation (market value of shareholders' equity) increased from € 2,854 million to € 5,051 million.

FURTHER SIGNIFICANT DROP IN EMPLOYEE NUMBERS

In spite of the strong reductions in the past, the number of employees was once again reduced by 6.7 % to 2,500. Verbund has now almost completed its staff reduction measures and has adjusted its staff level in line with the new conditions in the European market.

BUSINESS DIVISIONS

Elextricity

RATIOS – ELECTRICITY SEGMENT

ECONOMIC DEVELOPMENT

	Unit	2002	2003	2004	Change
External sales	€ million	1.795,7	2.023,3	2.499,7	+24 %
EBITDA	€ million	392,2	384,4	449,9	+17 %
EBIT	€ million	251,4	251,8	320,3	+27 %
Invested Capital	€ million	3.833,9	3.460,4	3.267,8	–6 %
ROIC	%	5,6	5,9	8,3	+41 %
Investments	€ million	28,0	40,0	44,8	+12 %

The sales revenue in the Electricity segment, which comprises electricity production, electricity trade and wholesale, rose by 24 % to € 2,499.7 million. This increase can be attributed to the higher contract prices that were negotiated as a result of the increased wholesale prices as well as to expanded sales in all core markets. The Electricity segment contributed approx. 81 % to consolidated sales.

The EBIT increased by 27 % to € 320.3 million. Due to the marked increase in own production from hydropower compared to the previous year, greater electricity volumes were sold on the electricity trading markets at increased prices. The Electricity segment generated approx. 83 % of the group EBIT.

The Return on Invested Capital (ROIC), i.e. the return on all interest-bearing capital, improved by 2.4 %-points to 8.3 %.

Investments in property, plant and equipment were up on the low level of the previous year at just under € 44.8 million. The main investment and renovation projects included the construction of the Leoben power plant which commenced last year and was continued this year, the completion of the renovation project for the power descent at Kaprun power plant and the further implementation of the automation concept. In November 2004, expansion work commenced at the Gerlos power plant which has been in operation since 1948. The investments in the Electricity segment account for approx. 56 % of the investments in intangible assets and property, plant and equipment within the group.

GENERATION

The hydropower output of the group comes from 22 storage power plants and 66 run-of-river plants (including procurement rights for the power plants of E.ON Wasserkraft GmbH) as well as from procurement rights for 18 hydropower plants of Ennskraftwerke AG, Österreichisch-Bayerischen Kraftwerke AG and Donaukraftwerke Jochenstein AG. In total, Verbund has a bottleneck capacity (BC) of 6,403 MW and a standard capacity (SC) of 24,650 from hydropower generation.

> Controlling companies – Generation: VERBUND-Austrian Hydro Power AG (AHP) VERBUND-Austrian Thermal Power GmbH & Co KG (ATP)

RATIOS – POWER PLANTS

	Number	BC MW	SC GWh	2002 GWh	2003 GWh	2004 GWh
Run-of-river plants	66	3,143	17,460	19,179	15,169	17,237
Storage power plants	22	2,756	4,625	5,147	5,302	5,195
Thermal power plants	11	1,950	–	3,967	5,564	4,891
Procurement rights for run-of-river plants	18	504	2,565	2,720	2,048	2,530
Total	**117**	**8,353**	**24,650**	**31,013**	**28,083**	**29,853**

Group generation is supplemented with output from four thermal power plants that have a bottleneck capacity of 1,145 MW. Two further thermal power plants have been shut down and a further five are taken off line or leased out. Six block-type thermal power plants were sold to Steirische Gas-Wärme GmbH.

GENERATION GWh

	2002	2003	2004	Change
Hydropower	27,046	22,519	24,962	+11 %
Thermal power	3,967	5,564	4,891	–12 %
Own generation	**31,013**	**28,083**	**29,853**	**+6 %**
Eco-electricity	–	3,114	4,295	+38 %
External procurement	39,988	45,494	52,291	+15 %
Group generation	**71,001**	**76,690**	**86,439**	**+13 %**

The generation ratio of the run-of-river power plants came to 99 % of the long-term average and was therefore well up on the value recorded in the previous year (87 %). Generation from run-of-river and run-of-river/threshold power plants therefore lay 2,082 GWh above the value reported in the previous year.

Due to the lower spot market prices, the thermal power plants and the annual storage power plants were used less. Consequently, generation from thermal power plants was 673 GWh below the value reported in the previous year.

SALES

GROUP GENERATION TWh

Hydropower	24,962	29 %
Thermal power	4,891	6 %
Eco-electricity	4,295	5 %
External procurement	52,291	60 %



GROUP SALES TWh

Traders	45,926	53 %
Resellers	28,814	33 %
End customers	5,306	6 %
Eco-electricity	4,529	5 %
Own consumption	1,864	2 %



Group electricity sales amounted to 86,439 GWh (including own consumption). Of this amount, approx. 33,785 GWh were sold on the domestic market and the remaining 52,654 GWh were sold abroad. This corresponds to an increase of 12.7 % compared to 2003. Verbund's two main customer segments are resellers and traders in Austria and abroad.

> Controlling companies – Trading/Sales:
> VERBUND-Austrian Power Trading AG (APT)
> VERBUND-Austrian Power Vertriebs GmbH (APC)

SALES GWh

	2002	2003	2004	Change
Trades	36,400	34,049	45,926	+35 %
Resellers	27,393	30,245	28,814	–5 %
End customers	5,673	7,577	5,306	–30 %
Eco-electricity	–	3,278	4,529	+38 %
Own consumption	1,535	1,540	1,864	+21 %
Group sales	**71,001**	**76,690**	**86,439**	**+13 %**

Sales to traders were increased by 35 % to 45,926 GWh. Sales to end customers declined due to the sale of the Austrian end-customer company APC and the enhanced focus on trading business. Sales to resellers fell by 4.7 % to 28,814 GWh. The volume of eco-electricity sold came to 4,529 GWh. Own consumption climbed by 21 % to 1,864 GWh due to the increased utilisation of pump-storage power plants.

A breakdown of sales on the basis of regional markets clearly shows that 61 % and hence, the majority of the volumes sold, were sold outside of Austria. More than half of the total sales volume (57.6 %) was supplied to the core sales markets Germany, France, Slovenia and Italy.

Sales to foreign markets therefore increased significantly. A volume of 2,142 GWh were sold to foreign end customers while resellers accounted for 7,294 GWh. The business trend in the German and Slovenian markets was also positive with sales improving significantly parallel to an increase in prices.

The activities in the German wholesale market focused on the target distribution customers. These include medium-sized municipal utilities, top customers from major industries and traders that specialize in green electricity. Customer loyalty was greatly enhanced through marketing services designed to support the customers when selling green electricity.

The Slovenian electricity market is deregulated to a greater extent than any other in the EU member countries and therefore offers favourable market conditions for the Verbund group. Moreover, this market is not negatively influenced by transport restrictions. Here, business activities focus, above all, on large industrial areas.

Higher sales revenue was also generated in France. New customers were won through the advances that were made on the liberalisation front. Just under 80 % of foreign business can be apportioned to the German market, 13.6 % to the French market, 1.6 % to the Italian market and 5.2 % to the Slovenian market.

SALES BY COUNTRIES TWh

Austria	33,785	39 %
France	7,234	8 %
Slovenia	2,576	3 %
Italy	859	1 %
Other	275	0 %
Germany	41,711	48 %



86,439.0
+12.7 %

In Austria, a volume of 3,165 GWh was sold to end customers and resellers accounted for 21,520 GWh.

The drop in volumes sold to resellers is attributable, above all, to the decline in trading activities at Austrian utilities.

PRICES

The prices on the spot and forward markets displayed different development trends in fiscal 2004.

P. 16 "Market and Industry"

In 2004, the forward prices (EEX) for base load products climbed by 18 % compared to the previous year but the spot market prices (EEX) were 3.3 % below the prices in 2003 on account of the relative stable climatic conditions in 2004. The development of the prices for peak load products was even more significant. Here, the forward prices increased by 26 % while the spot market prices at the EEX declined by 12 %.

The high price level in the forwards market is caused by the following factors: reduction in reserve capacity, higher primary energy costs for hard coal and gas and the uncertainty as to the impact of the new EU emission rights trading system (applicable as per 01 January 2005) on generation costs.

Grid

Transmission company:
VERBUND-Austrian
Power Grid AG (APG)

At Verbund, supply security plays a key role in the group's grid operations. This is not solely prompted by the spectacular blackouts worldwide. The unfavourable energy-political conditions in the area of wind power and the increase in north-south transports put an additional strain on the transmission lines which are already being operated close to capacity. In spite of this, profits were adequate.

ECONOMIC DEVELOPMENT

Sales revenue in the Grid segment increased by 12.6 % to € 266.3 million. This increase is mainly due to adjustments in grid tariffs and to a favourable CBT contracts model. Sales revenue from the Grid segment accounted for approx. 9 % of total sales.

RATIOS – GRID SEGMENT

	Unit	2002	2003	2004	Change
External sales	€ million	265.4	236.6	266.3	+13 %
EBITDA	€ million	141.3	123.1	121.4	–1 %
EBIT	€ million	93.0	76.2	75.3	–1 %
Invested Capital	€ million	804.6	751.7	768.7	+2 %
ROIC	%	8.6	7.1	7.4	+4 %
Investments	€ million	12.0	30.8	30.2	–2 %

EBIT fell by 1.2 % to € 75.3 million. This is mainly due to the significant provisions for controversial receivables from transport agreements as well as to the significant increase in expenses for bottleneck management measures and maintenance projects. The Grid segment generated approx. 20 % of the group EBIT.

Return on Invested Capital (ROIC) improved slightly to 7.4 % due to the drop in the average invested capital.

Investments in property, plant and equipment lay below the value reported in the previous year at approx. € 30.2 million. The main investments include the 380 kV line construction projects in Styria and in Salzburg, the remote control program for the grid facilities, the general renovation program for the 220 kV line sections and the increase of transformer capacity to a number of subgrids. Investments in the Grid segment accounted for approx. 38 % of the overall investment volume.

SUPPLY SECURITY

Fiscal 2004 was, from a supply security viewpoint, also marked by the bottleneck problems in the north-south lines of the Verbund grid. These problems are largely attributable to the unbalanced distribution of generation and consumption in Austria. The high generation surpluses in the northern regions of Austria combined with the generation deficits in the south put a considerable strain on Verbund's north-south lines which, given the current energy exchange volumes, are inadequately dimensioned. The international energy flows via the Europe's interconnected grid – and hence, also via the Verbund grid – exacerbate the situation further.

Verbund countered this problem by enhancing its focus on appropriate bottleneck management measures. The primary aim here was to reduce, to the greatest extent possible, the periods in which grid security is endangered. The (n-1) criterion was used as a basis here. This criterion for safe grid operations, which is used at an international level, serves to eliminate the possibility of one individual blackout triggering a series of blackouts, e.g. the major blackout in Italy in 2003. Hence, an appropriate number of lines must be reserved for grid failures.

In spite of the implementation of all available grid and power plant measures, it was not always possible to meet the (n-1) criterion. A fundamental improvement can only be expected following the closure of the 380 kV ring. The 380 kV ring is also a prerequisite for a strong line connection between Vienna, Linz, Salzburg and Graz.

EXPANSION OF THE 380 KV GRID

By closing the gap in the 380 kV line through the construction of the Styrian line from Rotenturm to Zwaring and the line from St.Peter in Upper Austria to Kaprun in Salzburg, Verbund clearly displays that it is actively dedicated to creating a powerful, low-loss grid infrastructure which will serve as a solid basis for supply security.

The official report on the environmental compatibility of the Styria line, which extends over a length of approx. 89 km, is already available. In this report, the experts confirm the environmental compatibility of the line project. The report also concludes that the 380 kV Styrian line has been routed in a way that least affects urban development. Although the technical alternative of laying underground cables would lower the impact on the landscape, this would also lead to more significant environmental consequences for people, plants, soil and water.

A decision in the first instance is expected in 2005. An appeal is also expected. Hence, we do not expect that the line will be completed until the end of 2007 at the earliest. A further intensification of the bottleneck situation on the north-south lines is, however, expected from 2006 onwards.

The Environmental Impact Declaration (EID) is currently being drawn up the first section (Salzach neu – St. Peter) of the 380 kV Salzburg line which will have a total length of 47 km.

The existing route of the 220 kV line will be used as a basis for this infrastructure project. The new 380 kV line only deviates from the existing route in very few areas. Verbund is keen to accommodate the interests of the neighbouring municipalities to the greatest extent possible and it currently examining various route options.

The Environmental Impact Declaration (EID) for this section of the project will be submitted in 2005. Verbund continuously provides the public with extensive information on the individual steps in the form of information brochures, information offices along the route as well as town meetings.

REGULATORY ENVIRONMENT

In 2004, Energie-Control GmbH initiated proceedings to reset the tariffs of the Verbund grid subsidiary APG. APG issued a statement on the appraisal of the Energy Control Commission and an evidentiary hearing was held before the Commission. The tariffs for the gross and net components were lowered by 11 % with effect from 01 February 2005.

In the eco-electricity area, an amendment of the current legislation was negotiated under which the responsibility for processing and administration would be transferred from the control area managers to an independent company (Ökoenergie-AG owned by the federal government or the provinces). Following the breakdown in political negotiations in December 2004, Verbund, at least for the present, still has to contend with the associated risks.

Participating interests

The participating interests embrace a range of companies that operate outside of Verbund's core business areas. These companies focus, in particular, on the areas of energy, engineering and environment. In 2004, the individual participating companies once again displayed a positive development within the framework of their strategic orientation.

In accordance with the group's focus on core activities, the consolidation process was continued in the participating interests area. Here, the following projects should be highlighted:

- In the engineering area, a strategic partnership was established with the Finnish Jaakko Pöyry Group. Verbund sold 74.9 % of the Verbundplan shares to the Finnish company. This partnership secures not only the long-term development of Verbundplan GmbH but also the know-how for the Verbund group. Parallel to this, the shares Verbund held in the Czech subsidiary AQUATIS a.s. Brünn and Verbundplan Prüf- und Meßtechnik GmbH were sold to Jaakko Pöyry.
- The 50 % share in EZH-Energiezentrale Heiligenkreuz GmbH was – following the takeover of the gas turbine by Lenzing Lyocell – sold to the joint owner Burgenländische Elektrizitätswirtschafts-AG (BEWAG).

RISK MANAGEMENT

At Verbund, corporate risk management is executed via the group's own organisational unit in the holding in the form of a system that is integrated into the operational and organisational structures.

Within Verbund, risk is defined as the possibility of a positive or negative deviation from the corporate objectives and ratios. The risk management process begins with the annual identification of risks in the organisational units and fully consolidated Verbund companies. The individual risks that are ascertained are recorded in a central database and prioritised using a scoring procedure. Based on this prioritisation, the main risks are identified and documented in a risk report that is passed on to the Managing Board. The Managing Board then informs the Supervisory Board of the five greatest risks. The risk reporting system is an excellent early-warning system for essential risks and creates a basis for the introduction and execution of control measures to reduce risk.

The risk assessment process revealed the following main risks for 2005:

RISKS

Foreign currency risk

Results exclusively from financing in CHF and Yen. Risk minimisation through hedging strategies, limits and monitoring.

Price risks from securities

Risk of fluctuation in investment funds held to cover social capital provisions. Risk minimisation through monitoring and quantification.

Rating risk

Risk minimised through orientation towards targeted capital structure and ongoing communication with rating agencies.

Interest rate risk

Caused by changes in interest rates. Risk hedged through quantification and monitoring.

GENERATION

Own electricity

Volume risks are influenced, above all, by weather conditions and price factors. Weather risks are hedged through identification, analysis, water forecasts and quantification.

Investment risk

Resulting from damages to plant and equipment. Risk minimisation through maintenance strategies and insurance.

Fuel risk

Risk of loss resulting from changes in the raw material prices. Optimisation through price forecasts and volume planning.

TRADING/DISTRIBUTION

Counterparty credit risk

The risk that business partners cannot meet their obligations. Risk minimised through function separation, internal scoring and limiting.

Electricity purchases

Risk of losses through high volatility in electricity market. An internal rulebook for electricity trading with function separation, responsibility assignment, limits (incl. VaR) has been compiled to monitor risks in this area. Electricity forward transactions are also employed to minimise risks.

TRANSMISSION

Investment risk

Resulting from damages to plant and equipment. Risk minimisation through maintenance strategies and insurance.

Legal environment

Risk of loss resulting from legislative amendments. Minimisation through monitoring and lobbying activities.

PARTICIPATING INTERESTS

Investment exposure

Resulting from fluctuations in interest value, dividend or profit distribution and contingent liability risks or receivables. Risk optimisation through identification, analysis quantification and monitoring.

These main risks, aggregated on a quarterly basis, determine a corporate risk ratio. Modern risk tools and the most appropriate valuation methods (e.g. value at risk, sensitivity analysis, expert appraisals) are employed. Correlations derived using Monte Carlo Simulation are also considered in the aggregation process. The calculated deviation (at a confidence level of 95 %) lies within a maximum range of +26 % (best case) and –20 % (worst case) from the targeted net profit for 2005.

As of 31 December 2004, no risks have been identified for fiscal 2005 which, either individually or in connection with other risks, could have a substance-endangering effect.

Within the framework of reporting in accordance with Point 78 of the Austrian Corporate Governance Code, the functionality of the risk management system was evaluated by Wirtschaftsprüfungs- und Steuerberatungsgesellschaft KPMG Alpen-Treuhand and found to be appropriate.

UTILISATION OF FINANCIAL INSTRUMENTS

For details relating to the financial instruments and their utilisation, risk management and methods, *please refer to the chapter "Risks/Risk Management" in the notes.*

OUTLOOK

Fiscal 2004 was a record year. Building on the group strategy and given the positive development of the group's income and financial situation, we are confident that the successful course that had been adopted can be continued into 2005.

The strategy, which will play a decisive role in shaping the business development within the group, focuses on the following:

- further concentration in the core business areas electricity generation, electricity trade /distribution and electricity transmission
- achievement of value-generating growth in Europe
- sustainable cost management and optimisation of capital structure
- investment in employee training
- clear orientation towards sustainable corporate management, at all times taking due account of the stakeholders' interests

> P. 22 "Strategy"

The earnings trend will be influenced by the following external value drivers: water supply, the development of the wholesale prices and the development of the grid tariffs.

The planning is based on a hydro coefficient of 1.0. This value corresponds to the long-term average water supply.

The development of the wholesale prices, derived from the relevant European electricity exchanges, shows that forward prices will continue to rise. As a result, the average contract prices will continue to increase thus having a positive effect on the consolidated result. If the significant price drops and flat trend movements in the short-term market – particularly with regard to the high-grade peak products – continue into fiscal 2005, this could have an adverse effect on the results in this market segment.

In addition, the earnings trend will be greatly influenced by the structure of the regulated grid tariffs. The regulator lowered the grid tariffs for Verbund by, on average, 11 % with effect from 01 February 2005. This reduction will burden the group's operating result in the amount of approx. € 20 million.

TARGETS*

	Unit	Target 2005	Target 2006
Sales revenue	€ million	3,200.0	3,400.0
Operating result	€ million	422.0	445.0
Earnings per share	€	8.4	8.8
Net gearing	%	114.0	100.0
Investment in plant, property and equipment	€ million	120.0	200.0

Under consideration of the defined strategy and the macro-economic forecasts, we expect – on the basis of the current conditions and assuming an average water supply and the elimination of valuation-related, non-realised exchange effects – another significant increase in the control-specific group ratios.

The planned operating result should, assuming an average water supply, climb at least by 10 % to € 422 million and the net income, not including exchange effects, should also increase by approx. 10 % to € 260 million.

Investments in property, plant and equipment (excluding acquisitions) are expected to rise from the present low level to € 120 million. This corresponds to an increase of 60 %.

Net gearing is expected to drop to 114 % on account of the continued debt clearance (financial obligations in the amount of approx. € 350 million will be cleared in 2005) and a further allocation to profits.

CONSOLIDATED FINANCIAL STATEMENTS 2004
PURSUANT TO IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS)

CONSOLIDATED INCOME STATEMENT **Thousand €**

	Notes	2004	2003
Sales revenues	1	**3,077,987**	**2,478,066**
Electricity sales		2,465,482	1,986,576
Grid sales		261,463	231,364
Eco-electricity sales		303,407	208,393
Other		47,635	51,733
Other operating income and changes in inventory	2	65,020	94,593
Expenses for electricity, grid and eco-electricity purchases	3	-2,022,097	-1,541,765
Use of fuels and expenses for other purchased services	3	-105,904	-115,733
Payroll expenses	4	-279,551	-263,655
Depreciation and amortization	12	-181,945	-185,080
Other operating expenses	5	-168,009	-144,872
Operating result		**385,501**	**321,554**
Financing result	6	-91,544	-35,611
Result from participating interests*	7	37,013	22,187
Result from long-term investments	8	6,388	7,539
Financial result		**-48,143**	**-5,885**
Profit before tax		**337,358**	**315,669**
Taxes on income	9	-68,517	-98,056
Profit for the period		**268,841**	**217,613**
attributable to shareholders of the parent (Group result)		235,434	200,103
attributable to minority interests		33,407	17,510
Earnings per share €		**7.64**	**6.51**

* Thereof at equity:
2004: € 31,[illegible] thousand,
2003: € 2,[illegible] thousand

CONSOLIDATED BALANCE SHEET

	Notes	31.12.2004	31.12.2003
			Thousand €
Non-current assets		**5,852,475**	**5,893,948**
Intangible assets	10	9,525	10,500
Plant, property and equipment	11	4,108,592	4,219,575
Participating interests*	13	612,216	433,155
Long-term investments – cross border leasing	14	859,687	889,584
Other long-term investments and other receivables	15	262,455	341,134
Current assets		**384,834**	**314,360**
Inventories	16	27,004	17,713
Receivables and other assets	17	338,082	253,583
Loans – cross border leasing	17	118	911
Securities	18	7,361	14,032
Cash and cash items	19	12,269	28,121
Total assets		**6,237,309**	**6,208,308**

	Notes	31.12.2004	31.12.2003
Shareholders' equity	**20-24**	**1,648,807**	**1,437,603**
Long-term liabilities		**3,660,714**	**3,856,205**
Financial obligations	25	1,297,099	1,461,236
Financial obligations – cross border leasing	25	952,808	984,504
Provisions	26	600,165	595,399
Provision for deferred taxes	9	77,761	69,260
Contributions to building costs	27	440,108	451,038
Deferred income – cross border leasing	28	268,544	274,495
Other liabilities	29	24,229	20,273
Short-term liabilities		**927,788**	**914,500**
Financial obligations	25	462,046	526,967
Financial obligations – cross border leasing	25	118	911
Provisions	26	236,150	185,422
Provision for current taxes	26	49,268	38,222
Other liabilities	30	180,206	162,978
Total liabilities		**6,237,309**	**6,208,308**

* Thereof at equity: as of 31.12.2004 € 575,707 Thousand, as of 31.12.2003 € 388,471 Thousand

See notes under "Other Disclosures"

CONSOLIDATED CASH FLOW STATEMENT — **Thousand €**

	2004	2003
Profit for the period	268,841	217,614
Write-ups and amortization/depreciation of intangible assets and property, plant and equipment	164,786	167,779
Write-ups/downs on long-term investments as well as at equity changes	-17,323	19,843
Result from the disposal of assets and short-term securities	-14,868	-24,669
Result from the merger of non-consolidated subsidiaries	0	-1,023
Changes in inventories	-9,291	6,159
Changes in short-term receivables and other assets	-45,357	19,167
Changes in valuation-related foreign currency fluctuations, interest accruals and discounts	-6,411	-76,685
Changes in provisions and deferred taxes	75,114	41,871
Changes in short-term liabilities excluding financial obligations	24,700	40,028
Disposals of consolidated subsidiaries – change in companies consolidated	-1,669	0
Operating cash flow	**438,522**	**410,085**
Investments in intangible assets and property, plant and equipment	-79,752	-76,977
Disposals of intangible assets and property, plant and equipment	21,298	21,774
Long-term investments	-197,773	-33,988
Disposals of long-term investments	63,705	303,647
Investments in / disposals of short-term securities	8,400	2,365
Changes in long-term receivables	8,640	7,354
Repayment of prepayments received from the disposal of participating interests	0	-152,319
Disposals of consolidated subsidiaries – change in companies consolidated	5,977	0
Cash flow from investing activities	**-169,505**	**71,855**
Changes in own shares	8,704	0
Changes in short-term borrowings	9,520	68,455
New bonds, loans and long-term credit	175,500	0
Redemption of bonds, loans and long-term credit	-422,034	-555,320
Repayment and disposals of long-term investments in connection with cross border leasing	-1,514	-1,535
Building-cost contributions received	6,229	6,656
Changes in other long-term receivables	0	21,293
Changes in other long-term liabilities	366	-16,629
Capital contributions from third parties	0	724
Distribution of dividends and withdrawals	-61,640	-44,970
Cash flow from financing activities	**-284,869**	**-521,327**
Changes to cash and cash items	**-15,852**	**-39,387**
Cash and cash items at the beginning of the fiscal year	**28,121**	**67,508**
Cash and cash items at the end of the fiscal year	**12,269**	**28,121**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — **Thousand €**

	Notes	Share capital	Capital reserves	Profit reserves	Treasury shares	Minority interests	Total shareholders' equity
As of 31.12.2002		**223,978**	**10,936**	**894,856**	**-7,350**	**140,598**	**1,263,018**
Changes from cash flow hedging				1,090		305	1,395
Increase in minority interests						953	953
Dividends 2002 and withdrawals				-43,033		-2,343	-45,376
Profit for the period				200,103		17,510	217,613
As of 31.12.2003		**223,978**	**10,936**	**1,053,016**	**-7,350**	**157,023**	**1,437,603**
Changes from cash flow hedging	22			-3,690		86	-3,604
Sale of treasury shares	23				7,350		7,350
Profit from sale of treasury shares	23			1,354			1,354
Successive acquisition						-753	-753
Dividends 2003 and withdrawals	22			-61,640		-344	-61,984
Profit for the period	22			235,434		33,407	268,841
As of 31.12.2004		**223,978**	**10,936**	**1,224,474**	**0**	**189,419**	**1,648,807**

Together with its subsidiaries, Österreichische Elektrizitätswirtschaft- Aktiengesellschaft (Verbundgesellschaft), with its headquarters at Am Hof 6a, 1010 Vienna, registered at Vienna Commercial Court (FN 76023z), forms Verbund, for which the following financial statements were compiled for 2004 according to IFRS.

Verbund sells electrical energy to power exchanges, traders, provincial energy companies as well as industrial enterprises and operates the Austrian extra-high voltage grid. Electricity trade, which is being intensified on an ongoing basis, now plays a critical role in the marketing of Verbund's own generation. Verbund contributes about 50 % to the generation of electrical energy in Austria, with more than 80 % of this electricity being produced from hydropower.

GENERAL BASIS

The consolidated financial statements of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft) were compiled in compliance with the Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and in compliance with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

The annual financial statements of the fully consolidated companies included in the consolidated statements are based on uniform accounting and valuation methods. With the exception of ENERGIA Holding S.p.A., which was included using the at equity method and which drew up its financial statements as of 30.06.2004, the balance-sheet date for all other companies is 31.12.2004. VERBUND Italia S.p.A. was included on the basis of an interim financial report dated 31.10.2004.

The consolidated financial statements have been prepared in € thousand (T€) (Income Statement, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity) and in € million (amounts shown in the notes). Due to the utilization of EDP devices, differences can arise in the addition of rounded totals and percentages.

CONSOLIDATED COMPANIES AND CONSOLIDATION METHODS

Österreichische Elektrizitätswirtschaft-Aktiengesellschaft (Verbundgesellschaft) is the parent company. All companies that are controlled by the parent company ("subsidiaries") are included, through full consolidation, in the consolidated financial statements. A controlling influence exists when the parent company is in the position to influence, either directly or indirectly, the financial and business policies of the company. The inclusion of a subsidiary commences at the time at which the controlling influence is acquired and concludes when this is forfeited.

Companies that are controlled jointly with another company ("joint ventures") and companies over which the parent company, either directly or indirectly, has significant influence ("associated companies") are accounted for using the equity method.

The first-time inclusion of a subsidiary is carried out using the purchase method by allocating the acquisition costs to the identifiable assets and liabilities of the aquiree. Any excess of the cost of acquisition over the amount so allocated, i.e. the fair value of the net assets, represents goodwill.

Group-internal transactions, accounts receivable and payable and material inter-company profits are eliminated.

In fiscal 2004, the stake held by Verbundgesellschaft in VERBUND-Austrian Power Vertriebs GmbH was increased from 55 % as on 31.12.2003 to 100 % following the acquisition of a 35 % interest from Energie Steiermark Holding AG and a 10 % interest from Salzburg AG für Energie, Verkehr und Telekommunikation. The company was deconsolidated in July following the sale of all the shares to ISTRABENZ Energetski Sistemi d.o.o. The disposals are shown below as changes in the companies consolidated.

In fiscal 2004, Verbund Italia S.p.A. purchased a 17.04 % interest in Energia S.p.A. The business activities of the Energia S.p.A. Group primarily focus on the generation of electricity from thermal and hydropower plants, the distribution of electricity and gas as well as engineering. Since Verbund Italia S.p.A., which also indirectly holds an interest in Energia S.p.A. Group via the Energia Holding S.p.A., has a significant influence on the financial and operational decisions of the Energia S.p.A. Group, the newly acquired interest was accounted for using the equity method. The acquisition took place on 27 May 2004. Hence, the requirements of IFRS 3, which were enforced in 2004, were applied for the first time. The acquisition price for the 17.04 % share was € 150.0 million. In addition, Verbund Italia S.p.A purchased a minor interest (0.66 %) from the management of the Energia S.p.A. Group.

In the course of the valuation, hidden reserves for the customer list in the amount of € 22.8 million subject to scheduled amortization over a period of 20 years, hidden reserves for an interest held by the Energia S.p.A. Group in the amount of € 25.7 million not subject to scheduled amortization and goodwill in the amount of € 37.2 million were identified.

The goodwill and the hidden reserves not subject to scheduled amortization are tested annually or on indication for impairment. If necessary, an impairment loss is recognized. The impairment test carried out in 2004 did not show any need to recognize such a loss.

On 31.12.2004, the indirect interest Verbund Italia S.p.A. holds in the Energia S.p.A. Group through Energia Holding S.p.A, which is consolidated at equity, came to 21.0 %. The interest was reduced in fiscal 2004 as a result of the dilution in connection with the direct interest Verbund Italia S.p.A acquired in the Energia S.p.A. Group and increased through the acquisition of a minor interest (0.76 %) from the management of the Energia S.p.A. Group.

The consolidated financial statements include the parent company Verbundgesellschaft, 9 (previous year: 10) subsidiaries and 8 (previous year: 7) associated companies.

Affiliated companies not included in the consolidated statements (see table "Group companies") do not, as a whole, have any material influence on the consolidated financial statements.

A list of the consolidated companies can be found in the table "Group companies" at the end of the Notes section.

ACCOUNTING AND VALUATION METHODS

NEW ACCOUNTING AND VALUATION METHODS APPLIED

On 31 March 2004, the IASB published the standard IFRS 3 Business Combinations. The IFRS 3 provisions are applicable for the first time for business combinations the agreement date of which is on or after 31 March 2004. For this reason, the acquisition of the interest in the Energia S.p.A. Group was valuated and recorded in accordance with the provisions in IFRS 3 in connection with IAS 36 (revised 2004) and IAS 38 (revised 2004).

In December 2003, the IASB concluded its revision of a number of existing standards (Improvements Project). Of these revised standards, IAS 27 (Consolidated and Separate Financial Statements) was already applied last year. The application of this standard led to the presentation of the minority interests within shareholders' equity as well as to a change in the disclosure of the minority interests in the income statement.

Pensions and similar obligations are, as in the previous year, accounted for pursuant to IAS 19.93 using the corridor method. If the defined benefit obligation exceeds the recognized value by more than 10 % on the balance sheet date, the excess is recognized in the income statement distributed over the following years. As of 31.12.2004, the sum of the unrecognized actuarial gains and losses is not to exceed a maximum upper limit of 20 % of the obligation. Any excess is immediately recognized in the income statement. The introduction of this limit impacts the current financial statements in the amount of € 19.1 million (previous year: € 0.0 million).

The manner in which loans are presented was changed in the period under review. Loans that will mature within one year were disclosed under current assets. The figures for the previous year were adjusted.

All other accounting and valuation methods were applied in the same manner as in the previous year.

INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Intangible assets acquired against payment are recognized in the balance sheet at acquisition cost less scheduled straight-line and unscheduled amortization.

As for internally generated intangible assets, generation is broken down according to research and development. The costs accrued during the research phase are recognized immediately as an expense. Expenses accrued during the development phase are, on principle, capitalized in the amount of their development costs from the time they meet all capitalization requirements under IAS 38. Since these capitalization requirements were not met or due to the fact that amounts were not material, all development costs of the Verbund group have, so far, been recognized as an expense in the period in which they accrued.

Plant, property and equipment are stated at acquisition and production cost less scheduled straight-line depreciation and unscheduled impairment losses.

In addition to direct costs, appropriate overhead expenses for material and labour have also been included under the production cost of self-constructed plant and equipment. Interest on borrowings was capitalized until 1989.

Scheduled amortization and depreciation of intangible assets and of depreciable plant, property and equipment is based on the expected useful lives of the assets. Within the group, the following useful lives are applied:

USEFUL LIVES	Years
Intangible assets	10 – 30
Buildings	
Residential, office, plant and other plant facilities	20 – 50
Hydroplant buildings	75
Technical plant and machinery	10 – 50
Office and plant equipment	4 – 10

PARTICIPATING INTERESTS

Shares in non-consolidated affiliated companies and other participating interests are stated at their fair value pursuant to IAS 39. If the fair value cannot be determined reliably, they are stated at cost. At each balance sheet date, there is an assessment to see whether there are any indicators of impairment; if so, an impairment test under IAS 36 must be carried out.

The values of the interests included on the basis of the equity method are increased or decreased by the changes to shareholders' equity each year depending on the capital share held by Verbund, and reduced by the amortization of goodwill.

SECURITIES AND LOANS

Securities, except for securities acquired in connection with cross border leasing transactions (see below), are classified as "available for sale". All buys and sells are recognized using trade date accounting. The value in the balance sheet is the fair value, determined on the basis of the share prices and bank acknowledgements. Changes in value are recorded immediately in the income statement.

Interest-bearing loans in connection with the cross border leasing transactions constitute financial investments held to maturity and are stated in the balance sheet at amortized cost, unless their value has to be adjusted (impairment). In this case, the valuation is based on the present value of the expected repayments.

SHORT-TERM SECURITIES

Short-term securities are classified as "available for sale". All buys and sells are recognized using trade date accounting. The value in the balance sheet is the fair value, determined on the basis of the share prices and bank acknowledgements. Changes in value are recorded immediately in the income statement.

LEASED AND LEASED OUT ASSETS

If, in the case of leased out assets, all essential risks and rewards with respect to such assets are passed on to the lessee (financial leasing according to IAS 17), the lessor will not state the leased out asset, but rather the present value of any future leasing instalments yet to be received after they have been set off against any prepayments already received. The difference between the present value of the future leasing instalments and the sum of the non-discounted leasing instalments constitutes deferred income from interest and will be realized over the term of the agreements proportionate to the outstanding amount receivable. Similarly, in the case of leased property, plant and equipment, where Verbund holds all essential risks and rewards, the asset is capitalized under non-current assets and the present value of the obligation is carried as a liability.

IMPAIRMENT OF ASSETS

All assets under IAS 36 are assessed for indications of impairment at the balance sheet date. If such indications are found, the value in use or the higher net selling price will be determined for the asset (the recoverable amount). Should this value lie below the carrying amount for this asset, the carrying amount of the asset must be reduced to the recoverable amount.

INVENTORIES

Primary energy sources, raw materials and supplies are stated at acquisition cost or the lower amount recoverable on the balance sheet date. In the case of marketable inventories, the lower recoverable amount is based on the current market price while planned income less future production costs is used as a basis for other inventories. Inventory risks resulting from the storage period and reduced usability are accounted for in this amount by means of value discounts based on empirical data. The use of primary energy inventories and raw materials and supplies is determined using the moving-average-price method.

Work in progress is stated at production cost. Production costs comprise direct material and labour costs as well as material and labour overheads that can be allocated systematically.

RECEIVABLES AND OTHER ASSETS

Current accounts receivable are stated at acquisition cost less value adjustments for expected uncollectable amounts. Other assets are valuated at acquisition cost less impairment losses.

Non-current accounts receivable are stated at present value.

FINANCIAL LIABILITIES

Upon recognition, liabilities are stated in the amount of the actual inflow less transaction costs. Premiums, discounts or other differences between the amount received and the repayment amount are stated in the financing result, distributed across the financing term.

PENSIONS AND SIMILAR OBLIGATIONS

Due to plant agreements and contracts, employees must receive pension payments upon taking retirement and upon meeting certain conditions. These defined-benefit pension commitments are partially offset by the pension-fund assets of BAV Pensionskassen AG earmarked for this purpose. To the extent that these defined-benefit obligations must be met by BAV Pensionskassen AG, the employer is obliged to make contributions in case there are insufficient pension fund assets.

The pension provision was stated according to IAS 19 (Employee Benefits) using the projected unit credit method and the corridor method. Actuarial gains and losses are recognized in the income statement. The pension obligations were determined by way of actuarial opinions for the effective dates 01.01 and 31.12.2004.

The calculations as of 31 December 2004 and 2003, are based on the assumptions contained in the table below:

ACTUARIAL ASSUMPTIONS

	2004	2003
Interest rate	5.25 %	5.25 %
Pension increases	1.50 %	1.50 %
Salary increases	2.50 %	2.50 %
Fluctuations	none	none
Retirement age – women	56.5 – 60	56.5 – 60
Retirement age – men	61.5 – 65	61.5 – 65
Expected long-term return on fund asset	5.25 %	5.25 %

The calculations are based on "AVÖ 1999-P – Actuarial Assumptions for Pension Insurance – Pagler & Pagler", as applied to employees.

The pension-fund assets are invested primarily, by the pension fund, in different investment funds in compliance with the provisions of the Pension Fund Act.

Similar obligations comprise the employer's contribution for the premiums that need to be paid for the supplementary health insurance following retirement. The provisions were calculated in the same manner as the pension provision. The calculation was based on a contribution to supplementary health insurance trend of 6.00 % (previous year: 4.00 %).

In the period under review, employees that accepted a retention package were offered an age-related premium reduction. This premium reduction leads to a proportionate reduction in the employer's contribution. The trend for this obligation was set at 4.00 %.

SEVERANCE PAYMENTS

Due to statutory commitments, employees with employment contracts commencing before 31.12.2002 receive a one-off severance payment in the event of termination or at the time of retirement. The amount of such payment depends on the number of years of employment and the salary drawn at the time of termination or retirement. A provision for this obligation is set up. This provision was calculated according to IAS 19 using the projected unit credit method, applying an accumulation period of 25 years. Actuarial gains/losses are realized. These calculations are based on the same assumptions as those applied to the pension provision.

Employees with employment contracts commencing after this date are not entitled to make a direct claim for severance payment against their employer. Instead, the employer pays, each month, 1.53 % of the remuneration into a corporate employee-benefits fund, where all those contributions are deposited into an account of the employee. With this new model for severance payment, the employer is only responsible for making regular contributions. As a result, there is no requirement to create a separate provision.

PROVISIONS

Other provisions are set up if the company has a legal or constructive obligation to a third party due to a past event and if it is likely that such obligation will result in an outflow of funds. Such provisions are stated at such value as can be determined at the time the annual financial statements are compiled, on the basis of the best estimate. If such amount cannot be reasonably estimated, no provision will be created. If the present value of the provision, determined on the basis of a customary interest rate, differs greatly from the nominal value, the provision will be stated at the present value of the obligation.

TRADE ACCOUNTS PAYABLE AND OTHER LIABILITIES

Trade accounts payable and other liabilities are stated at the net carrying amount, equivalent to the repayment amount.

CROSS BORDER LEASING

VERBUND-Austrian Hydro Power AG concluded several cross border leasing transactions during the fiscal years 1999 to 2001. In the process, power plants were leased to US investors and, at the same time, leased back on the basis of a financial-leasing agreement. As a result, VERBUND-Austrian Hydro Power AG remains the beneficial owner under civil law. The terms of these agreements range from 48 to 56 years.

The funds received from the lease were invested either in high-grade securities (except for the net present value remaining with VERBUND-Austrian Hydro Power AG) or in financial institutions of a high-grade credit rating in the form of loans to cover future leasing instalments. The net present value will be released to other operating income over the terms of the agreements.

For the cross border leasing transactions concluded by the end of the year 2000, both the equity portion and the loan portion were fully covered by the acquisition of securities or loans to financial institutions. These loans are collateral promise agreements with financial institutions of a high-grade credit rating. With respect to the portion of leasing liabilities not yet repaid, Verbundgesellschaft has a secondary liability. Apart from the rights of recourse vis-à-vis the main debtors, there are also counter-guarantees of financial institutions, provincial companies and regional authorities (Gewährträgerhaftung). In compliance with the transitional provisions of IAS 39, these amounts are not recognized in the balance sheet.

The maturities and nominal amounts of the investments and loans were reconciled in accordance with the conditions of each obligation. The valuation of foreign currency balances (exclusively USD) is carried out at the USD market price on the reporting date. Valuation expenses and valuation income are fully equal in terms of value and value dates.

A transaction concluded in 2001 did not result, at first, in the acquisition of securities or payments to credit institutions. The inflow was used in full as finance capital. In order to avoid foreign-exchange risk arising from this transaction, appropriate hedging transactions were carried out.

INCOME TAX

Income tax expenses stated for the fiscal year comprise the income tax calculated for the individual companies based on their taxable income and the tax rate to be applied as well as changes to deferred tax assets and liabilities. Moreover, the income tax expenses include the reduction of the deferred tax assets and liabilities in accordance with the corporate tax rate which will dropped from 34 % to 25 % as from 01.01.2005.

Deferred tax assets and liabilities are determined using the balance sheet liability method under IAS 12 for all temporary differences between the accounting and tax bases of assets and liabilities as recognized in the IFRS consolidated financial statements and in the individual company's tax balance sheet. In addition, the tax advantage from existing losses carried forward that is likely to be realized is included in the calculation as well. Exceptions to this rule are differences from goodwill that is not tax-deductible and temporary differences in connection with participating interests.

FINANCING RESULT

The financing result comprises interest accrued and similar expenses. In addition, foreign exchange gains and losses in connection with financing, interest accrued for long-term provisions (except for personnel provisions) as well as interest income and expenses resulting from short-term interim investments or borrowings are included here.

Changes from the valuation of financial obligations for the pre-financing of the building-cost contributions of the Republic of Austria as well as the corresponding interest paid and received are not shown in the income statement, because this item is economically closed.

EXCHANGE RATE CONVERSIONS

Receivables and payables denominated in foreign currencies including deposits at financial institutions are stated at the foreign exchange benchmark rate of the European Central Bank on the balance sheet date. The exchange rates of the main currencies requiring conversion have developed as follows:

EXCHANGE RATES

Country	Currency	ECB foreign exchange benchmark rate 31.12.2004	31.12.2003
Japan	1 € = JPY	139.6500	135.0500
Switzerland	1 € = CHF	1.5429	1.5579
USA	1 € = USD	1.3621	1.2630
Czech Republic	1 € = CZK	30.4640	32.4100
Poland	1 € = PLN	4.0845	4.7019
Hungary	1 € = HUF	245.9700	262.5000
Slovenia	1 € = SIT	239.7600	236.7000
Turkey	1 € = TRL	1,836,200.0000	1,117,638.0000

DERIVATIVE FINANCIAL INSTRUMENTS

Currency forwards, interest and swaps in the financial area

In order to limit and control existing foreign currency and interest rate risk, certain derivative financial instruments are used, in particular currency forwards and interest rate swaps. These, in part, fulfilled the requirements for hedge accounting. Derivative financial instruments are stated at acquisition cost upon conclusion of the contract and stated at fair value in the following periods. The treatment of unrealized valuation gains or losses depends on the type of transaction.

The fair value of currency forwards is determined by the forward rates prevailing on the balance sheet date. In the case of OTC transactions not traded through the stock exchange, the prices for similar transactions as well as unwind offers of the respective business partners are used.

The fair value of interest-rate swaps is equivalent to the value that Verbund would receive or pay upon the unwinding of the transaction on the balance sheet date. Current market trends, especially current interest-rate levels and yield curves, are taken into consideration.

Hedging transactions in the financial area

Unrealized profits or losses from hedging transactions that meet the criteria for hedge accounting under IAS 39 are stated as follows:

Hedging of future variable cash flows. Unrealized valuation results from derivative instruments that are used to hedge future variable cash flows from transactions or assets/liabilities are included directly in the shareholders' equity following appropriate efficiency tests.

Fair value hedges. Verbund used derivative financial instruments to hedge against fair value losses affecting its recognized assets or liabilities. For this purpose, the following groups are differentiated:

In the case of certain cross border leasing transactions, investments result in variable return, which is offset by fixed obligations. To avoid risk, derivative transactions were concluded (interest-rate swaps) for the financial obligations, which were qualified as fair value hedges. Since the items that are allocated to the swaps have an exactly contrasting risk profile, the financial obligations are appropriately upvalued or depreciated in compensation for the fair value measurement of the derivative transactions.

In contrast to the transactions mentioned before, the assets and liabilities regarding the transaction concluded in 2001 do not match. To avoid the resulting foreign-exchange risk, appropriate currency forwards were concluded. These, too, are considered fair value hedges.

Hedge accounting in accordance with IAS 39 was, however, not carried out for a derivative instrument which hedges against economic risk and complies with the risk-management rules of Verbund. The valuation result from the adjustment of the fair value of this derivative instrument is stated in the income statement.

Hedging transactions in electricity trade

At Verbund, derivative financial instruments are used as hedging instruments against undesired price developments.

These derivative hedging instruments of Verbundgesellschaft are, provided they meet the hedge accounting requirements, stated using cash flow hedge accounting.

The effective hedging transactions are always regarded as closed items with the corresponding underlying transactions.

Prerequirements for the utilization of hedge accounting include the regular documentation of the hedging relationship and the measurement of the hedge efficiency. The hedge efficiency must lie between 80 % and 125 %.

When measuring the derivative hedging transactions, the effective part of the hedging relationship is recognized in shareholders' equity and is not shown in the income statement. The ineffective part is recognized in the income statement.

Energy trading contracts in electricity trade

The utilization of price fluctuation in the energy markets represents one of the central tasks in the trading segment.

The energy trading contracts in the trading area (electricity futures, electricity forwards) are measured at fair value in the income statement. Positive fair values are shown under Receivables and other assets and negative fair values are reported under Other liabilities.

The income and expenses from the realization/valuation are recognized in the income statement under Electricity revenue or under Electricity purchases.

Premiums for purchased and sold options from energy trading contracts are, due to the fact that they are immaterial and for the sake of simplicity, recorded at the carrying amounts from the individual accounts of the contracting companies.

REALIZATION OF SALES REVENUE

Revenue from electricity sales to large customers is realized at the time of performance, as is revenue from electricity trading and grid services. Revenue in the small-customer segment, which is settled annually and subsequently, was recorded on the basis of "account invoices". Revenue from personnel secondments and consulting/planning services is recorded on the basis of the actual number of hours worked. Revenue from long-term construction is recognized in compliance with IAS 11 (Construction Contracts) in accordance with the percentage-of-completion method and using the cost-to-cost method.

EARNINGS PER SHARE

Earnings per share are calculated by dividing the profit for the period (excluding minority interests) by the weighted average number of shares in circulation in 2004 (30.809.003, previous year: 30.737.861). There were no rights issues.

SEGMENTAL REPORTING ACCORDING TO BUSINESS SEGMENTS

Under § 8 (3) ElWOG (Electricity Industry and Organization Act), electricity companies must prepare, and publish in the notes, separate balance sheets and income statements for each of these areas: generation, transmission and distribution - if they operate in at least two of these areas. Verbund's segmentation was based on the provisions of ElWOG. Since generation derives its sales predominantly from business with other segments, it is considered an internal segment and, under IAS 14.35, does not constitute a reportable segment. Generation, therefore, is stated together with electricity trade and distribution under the segment "Electricity", this being the business segment that is exposted to unrestrained competition. Electricity trade accounts for € 1,002.3 million (previous year: € 824.0 million) of total sales in this segment.

Since 01 January 2003, APG, in its role as an eco-balance group representative, is committed, under § 10 (1) Eco-Electricity Act, to purchasing, on the approved general terms and conditions and at the regulated tariffs, electrical energy from eco-electricity plants that is offered in its control area. Consequently, eco-electricity operations are reported under a separate segment.

The segment "Others/Holding" comprises, in accordance with IAS 14.20, the financing function of Verbundgesellschaft and VERBUND-Finanzierungsservice GmbH as well as the services of the Shared Services Center of VERBUND Management Service GmbH and the telecom activities of VERBUND-Telekom Service GmbH.

Internal sales are always settled at generally accepted market terms.

SEGMENTAL REPORTING (ACCORDING TO BUSINESS SEGMENTS) **Million €**

2004	Electricity	Eco-electricity	Grid	Others/ Holding	Elimi-nation	Total Group
External sales	2,499.7	303.5	266.3	8.5	0.0	3,078.0
Internal sales	106.5	5.3	35.2	50.0	-197.0	0.0
Total sales	**2,606.2**	**308.8**	**301.5**	**58.5**	**-197.0**	**3,078.0**
Depreciation and amortization	-129.6	0.0	-46.1	-10.6	4.3	-181.9
Expenses / Income (excl. depreciation and amortization)	-2,156.2	-309.2	-180.1	-57.8	192.7	-2,510.5
Operating result (EBIT)	**320.4**	**-0.4**	**75.3**	**-9.9**	**0.0**	**385.5**
Unscheduled depreciation and amortization	-3.3	0.0	0.0	-2.0	0.0	-5.3
Results of companies consolidated at equity	0.0	0.0	0.0	31.6	0.0	31.6
Carrying amount of companies consolidated at equity	0.0	0.0	0.0	575.7	0.0	575.7
Carrying amount of segment assets	4,902.1	64.3	831.9	1,520.2	-1,081.2	6,237.3
Segment liabilities	-3,942.5	-64.3	-563.1	-972.8	1,081.2	-4,461.5
Investment in non-current intangible assets and property, plant and equipment	44.8	0.0	30.2	4.9	0.0	80.0

2003	Electricity	Eco-electricity	Grid	Others/ Holding	Elimi-nation	Total Group
External sales	2,023.3	208.4	236.6	9.7	0.0	2,478.0
Internal sales	101.6	5.5	36.4	52.3	-195.8	0.0
Total sales	**2,124.9**	**213.9**	**273.0**	**62.0**	**-195.8**	**2,478.0**
Depreciation and amortization	-132.6	0.0	-46.9	-9.8	4.2	-185.1
Expenses / Income (excl. depreciation and amortization)	-1,740.6	-214.0	-149.9	-58.4	191.5	-1,971.4
Operating result (EBIT)	**251.8**	**-0.1**	**76.2**	**-6.2**	**0.0**	**321.5**
Unscheduled depreciation and amortization	-3.4	0.0	0.0	0.0	0.0	-3.4
Results of companies consolidated at equity	0.0	0.0	0.0	2.3	0.0	2.3
Carrying amount of companies consolidated at equity	0.0	0.0	0.0	398.5	0.0	398.5
Carrying amount of segment assets	5,123.8	50.3	810.4	1,358.2	-1,134.4	6,208.3
Segment liabilities	-4,235.8	-49.9	-563.9	-947.8	1,134.4	-4,663.1
Investment in non-current intangible assets and property, plant and equipment	40.0	0.1	30.8	6.1	0.0	77.0

SEGMENTAL REPORTING (ACCORDING TO REGIONS)

Million €	2004	2003
Domestic electricity sales	**1,111.1**	**1,023.0**
Thereof to energy utilities	666.6	639.3
Thereof to industrial and commercial customers	141.1	175.3
Thereof eco-electricity sales	303.4	208.4
Electricity exports	**1,657.9**	**1,172.0**
Thereof to EU member states	1,392.6	950.4
Thereof to other countries	265.3	221.6
Subtotal electricity sales	**2,769.0**	**2,195.0**
Revenue from grid sales (domestic)	261.4	231.3
Subtotal electricity and grid sales	**3,030.4**	**2,426.3**
Other sales revenue (domestic)	47.6	51.7
Total sales revenue	**3,078.0**	**2,478.0**
Thereof domestic sales revenue	1,420.1	1,306.0
Thereof sales revenue abroad	1,657.9	1,172.0

The segmentation according to regions comprises the breakdown of sales revenue according to domestic, EU states and other countries. Since Verbund does not have generation capacities for the export market, the assets and investments allocated to exports are not material.

i) SALES REVENUES

For changes to sales revenues see "Segmental reporting according to regions".

OTHER SALES REVENUES — Million €

	2004	2003
Staff secondments	10.3	10.3
Sales revenue from consulting/planning services and for other services	16.5	14.0
Revenue from district-heating sales	14.8	14.7
Revenue from sales of waste products/coal/fuel/oil	1.3	8.3
User and management fees	4.4	4.4
Other	0.3	0.0
Other sales revenues	**47.6**	**51.7**

') OTHER OPERATING INCOME AND CHANGES IN INVENTORY

OTHER OPERATING INCOME AND CHANGES IN INVENTORY — Million €

	2004	2003
Pro-rata temporis reversal of building-cost contributions	17.2	17.3
Income from the disposal of plant, property and equipment and intangible assets	12.3	10.4
Changes in inventory and own work capitalized	11.9	9.1
Income from various goods and services	6.5	11.3
Income from the reversal of provisions	5.4	27.3
Tenancy and leasing income	2.1	2.1
Revenue from insurance claims	1.4	2.1
Income from social amenities	0.9	0.8
Write-up to current assets	0.5	4.0
Income from material sales	0.4	0.2
Income from netting agreements/electricity trade	0.0	2.3
Income from plant allowance under ElWOG	0.0	1.2
Other	6.4	6.5
Other operating income and changes in inventory	**65.0**	**94.6**

:) EXPENSES FOR ELECTRICITY AND GRID PURCHASES, FUEL AND OTHER PURCHASED SERVICES

EXPENSES FOR ELECTRICITY AND GRID PURCHASES, FUEL AND OTHER PURCHASED SERVICES — Million €

	2004	2003
Expenses for electricity purchases	1,972.8	1,476.9
Expenses for system use	49.3	64.8
Use of fuels and expenses for other purchased services	105.9	115.8
Expenses for electricity and grid purchases, fuel and other purchased services	**2,128.0**	**1,657.5**

(4) PAYROLL EXPENSES

PAYROLL EXPENSES

Million €	2004	2003
Wages and salaries	157.1	160.9
Expenses for social security contributions as required by law as well as charges and compulsory contributions based on benefits	37.8	31.2
Other social expenses	3.4	3.9
Subtotal	**198.3**	**196.0**
Expenses for severance payments	12.9	10.6
Expenses for pensions	68.4	57.1
Payroll expenses	**279.6**	**263.7**

Statutory social expenses include a tax payment from prior periods in the amount of € 1.2 million.

The provision for the early-retirement programs stated in the "Expenses for pensions" item amounts to € 23.5 million (previous year: € 32.5 million). The significant increase in the hospital cost index led to an increase in the provision for the employer's contribution for the premiums for supplementary health insurance in the amount of € 19.0 million.

Income from pension fund assets lowered pension expenses in the amount of € 7.3 million (previous year: € 6.9 loss). The pension fund contributions to the defined-contribution Investment and Risk Community amounted to € 5.7 million (previous year: € 5.7 million).

·) OTHER OPERATING EXPENSES

OTHER OPERATING EXPENSES Million €

	2004	2003
External services received	63.5	46.5
Costs for allocated staff, temporary staff	15.0	14.0
Expenses arising from value adjustments for receivables	13.5	10.1
Material expenses for motor-vehicle operation and maintenance	13.2	11.4
Travel expenses, staff training	9.0	9.3
Legal, consulting and auditing fees	7.6	9.3
Advertising and representation expenses	7.5	7.6
Expenses for Energie-Control GmbH	5.8	5.0
Provision for controversial grid settlements	5.6	0.0
Operating costs	3.5	3.3
Compensation payments	3.3	2.8
Insurance	2.9	6.1
Other operating taxes	2.8	1.3
Rent, leasing	2.7	2.9
Communication	2.7	2.9
Fees	2.4	2.4
Membership fees	2.4	2.1
Other items	4.6	7.9
Other operating expenses	**168.0**	**144.9**

The item "External services received" contains expenses for the regular overhaul and maintenance of energy-generation and transmission facilities.

·) FINANCING RESULT

FINANCING RESULT Million €

	2004	2003
Interest and similar income	86.7	93.5
Exchange gains	3.7	41.6
Interest and similar expenses	-173.7	-192.5
Exchange losses	-3.9	-0.2
Valuation result from derivative financial instruments/financial activities	-4.3	22.0
Financing result	**-91.5**	**-35.6**

(7) **RESULT FROM PARTICIPATING INTERESTS**

RESULT FROM PARTICIPATING INTERESTS — Million €

	2004	2003
Investment income from associated companies consolidated at equity	31.6	2.3
Investment income from affiliated non-consolidated companies	6.0	4.2
Income from disposal of and value-increases on long-term investments	5.0	24.5
Income from participating interests in other companies	0.5	7.0
Expenses from other long-term investments	-3.5	-15.8
Expenses from affiliated non-consolidated companies	-2.6	0.0
Result from participating interests	**37.0**	**22.2**

The item "Expenses from affiliated companies" essentially includes the contractually agreed transfer of losses from non-consolidated subsidiaries.

(8) **RESULT FROM LONG-TERM INVESTMENTS**

The result from long-term investments contains, essentially, dividend income as well as value adjustments on investment funds held to cover social capital. In addition, it includes income from external loans.

(9) **INCOME TAX**

INCOME TAX — Million €

	2004	2003
Current tax expenses (thereof tax income from prior periods € 0.4 million; previous year: income € 0.7 million)	59.3	47.0
Changes in deferred income taxes	9.2	51.0
Income Tax	**68.5**	**98.0**

Tax expenses for 2004 of € 68.5 million undershot the calculated tax expenses of € 114.7 million by € 46.2 million; such calculated tax expenses would result from the application of a tax rate of 34 % to the pre-tax profit (€ 337.4 million). The causes of this difference between the calculated and the stated tax expense within the group can be shown as follows:

TAX RECONCILIATION		Million €
	2004	2003
Calculated tax expenses	114.7	107.3
Less minority interest partnerships	-1.9	-1.7
Tax relief due to		
tax-exempt investment income	-13.2	-3.7
investment and other premiums	-3.3	-3.1
other items	0.0	-0.1
Increases in tax expenses due to		
non tax-effective amortization of goodwill	0.0	0.3
other items	0.2	0.0
Income tax expense for the period	**96.5**	**99.0**
Adjustment of deferred taxes due to change in tax rate (34 % to 25 %)	-28.5	0.0
Tax expenses/income for prior periods (current and deferred)	0.5	-1.0
Income tax expense stated	**68.5**	**98.0**
Effective tax rate	20.3 %	31.1 %

The differences between the values used in the tax balance sheet and the IFRS balance sheet as well as the tax-loss carryforwards as of the balance sheet date result in the following deferred taxes:

DEFERRED TAXES		Million €
	2004	2003
Provisions for pensions and severance payments	52.0	64.7
Plant allowances due to market deregulation	0.0	31.0
Tax-loss carryforwards	77.9	116.2
Other	4.8	8.1
Deferred tax assets	**134.7**	**220.0**
Special tax depreciation	-90.5	-119.2
Property, plant and equipment	-122.0	-166.4
Derivative financial instruments	0.0	-3.6
Deferred tax liabilities	**-212.5**	**-289.2**
Recognition of deferred taxes (netted; + asset/- liability)	**-77.8**	**-69.2**

In fiscal 2004, the deferred tax provision changed as follows:

DEFERRED TAX PROVISION	**Million €**
Opening balance 01.01.2004	-69.2
Changes in companies consolidated	-0.5
Result-neutral changes (cash-flow hedges IAS 39)	1.1
Changes affecting the result	-9.2
Closing balance 31.12.2004	**-77.8**

The Tax Reform 2005 passed in May 2004 led to a reduction in the corporate tax rate from 34 % to 25 % with effect from 2005. In accordance with the IFRS provisions, the deferred tax liabilities were therefore decreased by € 28.5 million.

Given the current tax regulations, it may be assumed that the differences – resulting, essentially, from retained earnings and uncovered losses – between the tax value of the interest and the proportional share of shareholders' equity of the subsidiaries included in the consolidated financial statements will largely remain tax-exempt. Thus no tax accrual and deferral items were posted for this.

Under IAS 12, deferred tax assets were capitalized for loss carryforwards when they were reasonably expected to be set off against future taxable profits. Pursuant to Austrian tax law, there are no time limits on the realization of loss carryforwards at this point.

NON-CURRENT ASSETS

) **INTANGIBLE ASSETS AND GOODWILL**

INTANGIBLE ASSETS AND GOODWILL — Million €

	Intangible assets	Goodwill	Total
Acquisition costs as of 01.01.2004	111.9	1.6	113.4
Changes in companies consolidated	-0.1	0.0	-0.1
Additions	1.9	0.0	1.9
Disposals	-2.4	0.0	-2.4
Repostings	0.0	0.0	0.0
Acquisition costs as of 31.12.2004	**111.2**	**1.6**	**112.8**
Accumulated amortization as of 01.01.2004	101.4	1.6	102.9
Amortization 2004	2.8	0.0	2.8
Thereof unscheduled	0.1	0.0	0.1
Disposals	-2.4	0.0	-2.4
Accumulated amortization as of 31.12.2004	**101.7**	**1.6**	**103.3**
Net carrying amount as of 31.12.2004	**9.5**	**0.0**	**9.5**
Net carrying amount as of 31.12.2003	10.5	0.0	10.5

Intangible assets are licenses, industrial property rights, electricity-purchase rights, water rights, software, user rights for plants owned by third parties and licenses derived therefrom.

(11) PROPERTY, PLANT AND EQUIPMENT

PROPERTY, PLANT AND EQUIPMENT — Million €

	Real property and buildings	Machinery	Electrical installations	Power lines	Office and plant equipment	Payments made, assets under construction and projects	Total
Acquisition/ production costs as of 01.01.2004	5,240.1	1,922.0	1,963.4	886.7	113.3	138.4	10,263.9
Changes in companies consolidated	0.0	0.0	0.0	0.0	-0.2	0.0	-0.2
Additions	7.8	2.1	16.5	1.2	6.4	43.9	77.9
Disposals	-15.7	-0.7	-9.2	0.0	-11.3	-0.5	-37.4
Repostings	26.5	0.3	7.8	0.5	0.2	-35.3	0.0
Acquisition/ production costs as of 31.12.2004	**5,258.7**	**1,923.7**	**1,978.5**	**888.4**	**108.3**	**146.5**	**10,304.2**
Accumulated depreciation as of 01.01.2004	2,372.1	1,599.0	1,519.2	381.4	96.6	76.0	6,044.4
Changes in companies consolidated	0.0	0.0	0.0	0.0	-0.1	0.0	-0.1
Depreciation 2004	69.2	32.1	54.6	17.1	5.8	0.3	179.2
Thereof unscheduled	2.3	2.1	0.3	0.0	0.1	0.3	5.2
Disposals	-6.9	-0.6	-9.0	0.0	-10.8	-0.5	-27.8
Repostings AfA	1.9	0.0	-0.1	0.0	0.1	-1.9	0.0
Accumulated depreciation as of 31.12.2004	**2,436.2**	**1,630.6**	**1,564.6**	**398.5**	**91.7**	**74.0**	**6,195.6**
Net carrying amount as of 31.12.2004	**2,822.4**	**293.2**	**413.9**	**490.0**	**16.6**	**72.5**	**4,108.6**
Net carrying amount as of 31.12.2003	2,868.0	323.0	444.2	505.3	16.7	62.4	4,219.6

The most important additions for the fiscal year are listed in the following:

ADDITIONS FOR THE FISCAL YEAR	**Million €**
Automation of VERBUND-Austrian Hydro Power AG hydropower plants	12.6
Leoben power plant	7.1
380 kV line Kainachtal – Southern Burgenland	6.8
Power descent Kaprun	6.4
220 kV line Ernsthofen-Bisamberg (renovation)	4.1
Others with individual amounts under € 3 million	40.9
Total	**77.9**

In fiscal 2002, Triebenbach power plant was taken over on the basis of a financial-leasing arrangement. It was included, as of 31.12.2004, under Plant, property and equipment with a residual carrying amount of € 21.7 million (previous year: € 22.7 million).

The corresponding liability will be repaid, within a year, to the amount of € 0.8 million, in the following four years to the amount of € 3.6 million and then to the amount of € 17.8 million. The total of non-discounted leasing instalments amounts to € 29.5 million (previous year: € 34.7 million), including the payment of the residual value. The leasing arrangement will end on 30.04.2015.

·) AMORTIZATION OF INTANGIBLE ASSETS AND DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

AMORTIZATION OF INTANGIBLE ASSETS AND DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT — **Million €**

	2004	2003
Scheduled depreciation and amortization	176.6	181.4
Unscheduled depreciation and amortization	5.3	3.4
Amortization of goodwill	0.0	0.3
Amortization of intangible assets and depreciation of property, plant and equipment	**181.9**	**185.1**

The unscheduled depreciation essentially refers to residential units in the company buildings, wind power and district-heating facilities.

:) ASSOCIATED COMPANIES AT EQUITY, INTERESTS IN AFFILIATED COMPANIES AND OTHER PARTICIPATING INTERESTS

ASSOCIATED COMPANIES AT EQUITY, INTERESTS IN AFFILIATED COMPANIES AND OTHER PARTICIPATING INTERESTS — **Million €**

	Companies consolidatede at equity	Interests in non-consolidated affiliated companies	Other participating interests	Total
(Amortized) acquisition costs as of 01.01.2004	398.5	17.2	45.1	460.8
Changes in companies consolidated	0.0	-0.4	0.0	-0.4
Additions from interests acquired	160.0	0.8	4.1	164.9
Additions- profits	31.6	0.0	0.0	31.6
Disposals	0.0	0.0	-2.0	-2.0
Disposals – dividends	-14.4	0.0	0.0	-14.4
(Amortized) acquisition costs as of 31.12.2004	**575.7**	**17.6**	**47.2**	**640.5**
Accumulated value adjustments as of 01.01.2004	0.0	5.6	22.0	27.6
Value losses	0.0	0.0	0.6	0.7
Accumulated value adjustments as of 31.12.2004	**0.0**	**5.6**	**22.6**	**28.3**
Net carrying amount as of 31.12.2004	**575.7**	**11.9**	**24.6**	**612.2**
Net carrying amount as of 31.12.2003	398.5	11.6	23.1	433.2

Details relating to additions from interests acquired in Companies consolidated at equity can be found under "Consolidated companies and consolidation methods".

The additions to Interests in non-consolidated affiliated companies include, essentially, the granting of shareholders' contributions to VERBUND-BeteiligungsgmbH (€ 0.6 million). The additions to Other participating interests include the interest in the power plant Nußdorf Errichtungs- und Betriebs GmbH & Co KG (€ 2.0 million), in Unsere Wasserkraft GmbH & Co KG (€ 1.4 million) as well as the interest in master-talk Austria Telekom Service GmbH & Co KG (€ 0.6 million).

The value losses refer, above all, to master-talk Austria Telekom Service GmbH & Co KG (€ 0.6 million).

Changes in the stated value of at equity consolidated companies are shown under additions/disposals.

(14) LONG-TERM INVESTMENTS – CROSS BORDER LEASING

LONG-TERM INVESTMENTS - CROSS BORDER LEASING — **Million €**

	Securities (loan stock rights) cross border leasing	Other loans cross border leasing	Total
(Amortized) acquisition costs as of 31.12.2003	410.3	479.3	889.6
Valuation	-35.9	-41.3	-77.2
Value increases	31.1	46.9	78.0
Disposals	-3.4	-27.3	-30.7
(Amortized) acquisition costs as of 31.12.2004	**402.1**	**457.6**	**859.7**

Notes to cross border leasing transactions can be found under "Accounting and Valuation Methods".

Securities are held until bullet maturity. They consist of American zero bonds (US Treasuries) with an amount at maturity of USD 1,512.5 million (previous year: USD 1,512.5 million) as well as medium-term notes with a nominal value of USD 58.0 million (previous year: USD 58.0 million).

Of the securities, an amount of € 357.3 million is pledged (previous year: € 362.8 million) and of loans, an amount of € 77.3 million (previous year: € 81.4 million).

) **OTHER LONG-TERM INVESTMENTS AND OTHER LONG-TERM RECEIVABLES**

OTHER LONG-TERM INVESTMENTS AND OTHER LONG-TERM RECEIVABLES Million €

	Loans to non-consolidated affiliated companies	Loans to companies in which participating interests are held	Securities (loan stock rights) excl. cross border leasing	Other loans excl. cross border leasing	Total
Acquisition costs as of 01.01.2004	2.1	35.0	163.2	89.1	289.5
Additions	0.0	8.6	0.2	0.4	9.3
Disposals	0.0	0.0	-44.5	0.0	-44.5
Repostings	-2.1	-2.0	-1.8	-36.2	-42.1
Acquisition costs as of 31.12.2004	**0.0**	**41.7**	**117.1**	**53.3**	**212.1**
Accumulated value adjustments as of 01.01.2004	0.0	0.0	41.9	0.0	41.9
Value losses	0.0	0.0	0.2	0.0	0.2
Value increases	0.0	0.0	-0.5	0.0	-0.5
Disposals	0.0	0.0	-19.8	0.0	-19.8
Accumulated value adjustments as of 31.12.2004	**0.0**	**0.0**	**21.9**	**0.0**	**21.9**
Net carrying amount as of 31.12.2004	**0.0**	**41.7**	**95.2**	**53.3**	**190.2**
Net carrying amount as of 31.12.03	2.1	35.0	121.3	89.1	247.6
Other long-term receivables					
Net carrying amount as of 31.12.2004					**72.3**
Net carrying amount as of 31.12.2003					93.5
Total					
Net carrying amount as of 31.12.2004					**262.5**
Net carrying amount as of 31.12.2003					341.1

The reposting of acquisition costs refers to the reclassification to current assets.

Loans to companies in which participating interests are held include an electricity prepayment to Österreichisch-Bayerische Kraftwerke Aktiengesellschaft (€ 33.1 million), which was reduced in 2004 by € 2.0 million due to the reclassification to current assets.

Long-term securities (€ 95.2 million) primarily comprise shares in investment funds. These are used, essentially, as cover for the provisions for pensions in compliance with §§ 14 and 116 EstG (Income Tax Law). The disposals refer, above all, to the share in the GF60 fund.

Other loans of € 53,3 million consist, essentially, of long-term receivables vis-à-vis the Republic of Austria from the pre-financing of building-cost contributions on account of the Republic of Austria. The building-cost contributions were used to finance facilities of the Danube power plants used by the shipping industry.

Other long-term receivables are set off against prepayments received and include € 18.2 million (previous year: € 26.9 million) as the present value of future leasing instalments for plants leased out by Verbund to a large customer (financial leasing under IAS 17). The lease agreements will terminate on 31.03.2006 and 30.09.2010. The total of non-discounted leasing instalments amounts to € 19.3 million (previous year: € 28.7 million). Lease payments due within a year amount to € 7.7 million; lease payments due between 2006 and 2009 to € 9.8 million and € 0.7 million thereafter.

Other long-term receivables include receivables from the Republic of Austria in the amount of € 1.0 million (previous year: € 13.2 million) as well as receivables from the fair value of the derivative financial instruments/financial activities in connection with cross border leasing in the amount of € 53.1 million (previous year: € 53.4 million).

CURRENT ASSETS

(16) INVENTORIES

INVENTORIES — Million €

	2004	2003
Primary energy sources	78.2	84.2
Less value adjustments	-58.7	-72.7
Subtotal	**19.5**	**11.5**
Materials and supplies	1.8	2.9
Work in progress	5.7	3.3
Inventories	**27.0**	**17.7**

The primary energy sources refer, essentially, to coal inventories which were devalued to the net realizable value.

) RECEIVABLES AND OTHER ASSETS

RECEIVABLES AND OTHER ASSETS Million €

	Short-term		Long-term	
	2004	2003	2004	2003
Loans to non-consolidated affiliated companies	2.1	0.0		
Loans to companies in which participating interests are held	4.7	2.3		
Loans – cross border leasing	0.1	0.9		
Other loans	31.8	32.1		
Trade accounts receivable	174.5	171.9	0.0	0.0
Receivables from non-consolidated affiliated companies	0.2	7.1	0.0	0.0
Receivables from companies in which participating interests are held	68.1	23.8	0.0	0.0
Other receivables and assets	56.7	16.4	72.3	93.5
Receivables and other assets	**338.2**	**254.5**	**72.3**	**93.5**

Loans that will mature within one year were reclassified from non-current assets to current assets. The figures from the previous year shown in the above table were adjusted.

Other receivables with a maturity of more than one year are recognized in the balance sheet under Other long-term receivables (comp. (15)).

OTHER RECEIVABLES AND ASSETS Million €

	Short-term		Long-term	
	2004	2003	2004	2003
Fair value of the derivative financial instruments				
Financial activities	0.0	3.9	53.1	53.4
Trading – electricity trade	10.1	0.3	0.0	0.0
Securities in EEX / electricity trade	12.0	0.0	0.0	0.0
Republic of Austria	8.3	0.7	1.0	13.2
Receivables from tax clearing	0.3	2.7	0.0	0.0
Other receivables from payroll	0.8	1.0	0.0	0.0
Prepayments made for expenses that will be recognized in following periods	11.4	5.0	0.0	0.0
Receivables from financial leasing	0.0	0.0	18.2	26.9
Other	13.8	2.8	0.0	0.0
Other receivables and assets	**56.7**	**16.4**	**72.3**	**93.5**

(18) SHORT-TERM SECURITIES

SHORT-TERM SECURITIES	Million €
Amortized costs as of 31.12.2003	14.0
Disposal	-8.4
Repostings	1.8
Amortized costs as of 31.12.2004	**7.4**

The securities comprise Austrian mortgage bonds and bonds as well as Italian bonds.

The reposting to the short-term securities refers to reclassification from the long-term investments.

(19) CASH AND CASH ITEMS

CASH AND CASH ITEMS		Million €
	2004	2003
Cash in banks	5.1	12.7
Short-term deposits (industry clearing)	7.0	15.0
Cash balance	0.2	0.4
Cash and cash items	**12.3**	**28.1**

The lock-in period of all short-term financial investments was less than three months at the time of the investment.

SHAREHOLDERS' EQUITY

Details relating to the development of shareholders' equity can be seen under "Consolidated statement of changes in equity". In accordance with IAS 27 (Consolidated and Separate Financial Statements (revised 2003)), the presentation of minority interests was adjusted in line with the recommendation of the IASB already in 2003.

(20) SHARE CAPITAL

The share capital comprises:

15,101,800 individual share certificates (bearer shares category A) – 49 % of the share capital; 15,718,200 individual share certificates (registered shares category B) – 51 % of the share capital, authenticated by an interim certificate deposited with the Federal Ministry of Finance and made out in the name of the Republic of Austria. The share has a nominal value of € 7.27.

) **CAPITAL RESERVES**

Capital reserves amount to € 10.9 million (previous year: € 10.9 million). This represents the portion of the statutory reserve that was not created from the profits in previous years.

) **PROFIT RESERVES AND ACCUMULATED RESULTS**

Profit reserves result from the retained earnings from within the group. Of these reserves, the amount that can be distributed to the shareholders of the parent company is the item shown as "net profit for the year" in the individual accounts of the parent company as of 31.12.2004, which are prepared in accordance with Austrian Accounting Standards. The net profit of the year for Verbundgesellschaft comes to € 92.5 million (previous year: € 61.6 million). The proposed dividend per share is € 3.0 (previous year: € 1.8 plus a bonus of € 0.2).

In fiscal 2004, unrealized valuation losses from derivative instruments within the framework of hedge accounting in the amount of € 3.6 million (previous year € 1.4 million) were, in accordance with IAS 39, included directly in shareholders' equity.

) **TREASURY SHARES**

At the 57th ordinary General Meeting of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft on 23.03.2004 a decision was taken to authorize the Managing Board of Verbundgesellschaft to acquire treasury shares up to no more than 10 % of Verbund's share capital for a duration of 18 months (as from the day the decision was taken), taking into consideration existing treasury shares; the lowest buy-back price has to be € 50.0, and the highest € 150.0. The Managing Board is also authorised, within the framework of the share buyback programme that is to be publicized, to sell treasury shares already existing at the time of the decision and treasury shares purchased at a later point in time via the stock exchange, with trading in treasury shares being excluded.

In fiscal 2004, all existing treasury shares (82,139 share certificates) were sold for € 8.7 million. The sale resulted in a profit of € 1.4 million.

On the balance sheet date, there were 30,820,000 shares (previous year: 30,737,861) in circulation.

) **MINORITY INTERESTS**

Minority interests comprise the third-party shares in the shareholders' equity of the consolidated subsidiaries. Significant minority interests are held in VERBUND-Austrian Hydro Power AG (19.7 %), VERBUND-Austrian Thermal Power GmbH & Co KG (44.3 %), and VERBUND-Austrian Thermal Power GmbH (40.5 %).

Details relating to the changes in minority interests can be seen under "Consolidated statement of changes in equity".

LONG-TERM AND SHORT-TERM LIABILITIES

(25) LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS — Million €

	Short-term		Long-term	
	2004	2003	2004	2003
Bonds	873.7	1.199.1	340.3	260.0
Liabilities to banks	366.0	202.5	61.6	232.3
Financial obligations to others	57.4	59.6	60.1	34.7
Total financial obligations excl. cross border leasing	**1,297.1**	**1,461.2**	**462.0**	**527.0**
Financial obligations Cross border leasing	952.8	984.5	0.1	0.9
Long and short-term financial obligations	**2,249.9**	**2,445.7**	**462.1**	**527.9**

Mortgage-backed loans from creditors amount to € 0.1 million (previous year: € 0.3 million).

New long-term financial obligations totalling € 175.5 million were incurred in 2004 within the framework of the refinancing procedure of the Oesterreichische Kontrollbank Aktiengesellschaft. Of this amount, € 52.7 million is subject to a variable interest rate and € 122.8 million to a fixed interest rate.

Long-term financial obligations, excluding cross border leasing transactions, were reduced in the total amount of € 334.3 million through scheduled repayments. Unscheduled repayments comprise the premature cancellation and redemption of a bond for CHF 100 million (€ 64.5 million). As for short-term financial obligations (cash advances), an amount of € 87.6 million was repaid and another € 91.0 million was raised on the money market. For fee and cost-related reasons, Verbund did not have any contracted credit lines with banks as on 31.12.2004.

As for financial obligations from cross border leasing transactions, write-ups in the amount of € 82.2 million and repayments of € 33.4 million were carried out.

Discounts and financing costs of € 2.2 million (previous year: € 2.5 million) have been included under financial obligations.

Further details relating to the financial obligations are provided in the following table.

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

Million €

	Maturity to	Issue volume	Liability 31.12.2004	Remaining maturity up to 1 year	Remaining maturity 1 to 5 years	Remaining maturity over 5 years	Weighted nominal interest rate	Weighted effective interest rate	Fair Value 31.12.2004
Bonds									
Euro-currencies	2017	612.1	609.5	86.2	450.7	72.7	4.84 %	5.20 %	642.2
Foreign currencies (CHF, JPY)	2015	596.9	604.5	254.2	243.1	107.3	4.30 %	4.41 %	650.4
Total bonds		1,209.0	1.214.0	340.3	693.8	179.9	4.57 %	4.77 %	1,292.6
Thereof at a fixed interest rate	2017	1,172.6	1.177.7	340.3	657.4	179.9	4.64 %	4.81 %	1,256.4
Thereof at a variable interest rate	2009	36.3	36.4	0.0	36.3	0.0	2.56 %	2.91 %	36.2
Payables to credit institutions									
Euro-currencies	2020	438.7	427.6	61.6	249.0	117.0	2.72 %	3.32 %	425.0
Foreign currencies (CHF, JPY)	–	0.0	0.0	0.0	0.0	0.0	–	–	0.0
Total payables to credit institutions		438.7	427.6	61.6	249.0	117.0	2.72 %	3.32 %	425.0
Thereof at a fixed interest rate	2016	148.4	143.9	2.4	129.6	11.9	3.28 %	4.50 %	144.2
Thereof at a variable interest rate	2020	290.3	283.7	59.2	119.3	105.2	2.44 %	2.89 %	280.9
Financial obligations to others									
Euro-currencies	2021	83.5	81.4	59.8	3.7	17.9	2.66 %	4.24 %	81.4
Foreign currencies (CHF. JPY)	2009	35.8	36.1	0.3	35.8	0.0	1.90 %	4.34 %	37.7
Total financial obligations to others excluding cross border leasing		119.3	117.5	60.1	39.5	17.9	2.42 %	4.32 %	119.0
Thereof at a fixed interest rate	2021	36.4	36.3	0.3	35.9	0.1	1.90 %	4.32 %	37.9
Thereof at a variable interest rate	2015	82.9	81.2	59.8	3.6	17.8	2.66 %	4.32 %	81.2
Cross Border Leasing*		–	952.9	0.1	25.0	927.8	–	–	–
Total financial obligations to others		–	1,070.4	60.2	64.5	945.7	–	–	–
Total financial obligations excluding cross border leasing		**1,767.0**	**1,759.1**	**462.0**	**982.2**	**314.9**	**3.98 %**	**4.48 %**	**1,836.7**
Total financial obligations including cross border leasing		**–**	**2,712.1**	**462.2**	**1,007.2**	**1,242.7**	**–**	**–**	**–**

* These figures correspond to asset items in the same amount

(26) LONG-TERM AND SHORT-TERM PROVISIONS

LONG-TERM AND SHORT-TERM PROVISIONS — Million €

	2004	2003
Provisions for pensions	227.9	240.1
Provisions for other post employment benefits	66.4	44.6
Provisions for severance payments	110.8	103.9
Other provisions	431.2	392.1
Provisions for taxes	49.3	38.3
Long-term and short-term provisions	**885.6**	**819.0**

The provisions for pensions, other post employment benefits and severance payments are all considered long-term. For maturities of other provisions and provisions for taxes, please see below.

CHANGES TO PROVISIONS FOR SEVERANCE PAYMENTS — Million €

	Severance obligations	
	2004	2003
Derivation of provision recorded in the balance sheet		
Present value (DBO) of obligations	110.8	103.9
Recorded provision 31.12.	110.8	103.9
Payroll expenses include		
Service cost	2.7	3.3
Interest cost	5.5	5.7
Realized actuarial gain (-)/loss (+)	1.4	-0.2
Severance payment expenses recorded under payroll expenses	9.6	8.8
Changes to provisions		
Recorded provision 01.01.	103.9	97.7
Net expenditure recorded in the income statement	9.6	8.9
Severance payments	-2.7	-2.7
Recorded provision 31.12.	110.8	103.9

CHANGES TO PROVISIONS FOR PENSIONS AND OTHER POST EMPLOYMENT BENEFITS **Million €**

	Pension obligations		Other post employment benefits	
	2004	2003	2004	2003
Derivation of provision recorded in the balance sheet				
Present value (DBO) of obligations covered by fund assets	137.6	153.0	-	-
Market value of plan assets	-145.1	-154.6	-	-
Net value of obligations covered by fund assets	-7.5	-1.6	-	-
Present value (DBO) of obligations not covered by fund assets	240.3	249.8	75.8	55.6
Accumulated actuarial gain (+)/loss (-) not realized	-4.9	-8.1	-9.5	-11.0
Recorded provision 31.12.	227.9	240.1	66.3	44.6
Payroll expenses include				
Service cost (acquired claims)	0.3	0.4	0.9	0.8
Interest cost	19.7	21.7	2.9	2.5
Expected investment gain (-)/loss (+)	-7.3	-6.9	-	-
Amortized corridor gain (-)/loss (+)	0.2	0.0	19.5	0.0
Pension expenses recorded under payroll expenses	12.9	15.3	23.3	3.3
Actual investment gain (-)/loss (+)	-8.7	-15.9	-	-
Changes to provisions				
Recorded provision 01.01.	240.1	260.4	44.6	42.9
Net expenditure recorded in the income statement	12.9	15.3	23.3	3.3
Pension payments/supplementary health insurance premiums	-28.8	-28.5	-1.5	-1.6
Transfer to defined-benefit pension fund	-1.2	0.0	0.0	0.0
Fund contributions	-0.2	-11.5	-	-
Fund payouts	5.1	4.4	-	-
Recorded provision 31.12.	227.9	240.1	66.4	44.6
Changes to non-realized actuarial gain/loss (accumulated)				
Accumulated actuarial gain (+)/loss (-) 01.01.	-8.1	0.0	-11.0	0.0
Actuarial gain (+)/loss (-) of the year	1.7	-8.1	-17.9	-11.0
Investment gains (+)/ -losses (-) of the year	1.3	0.0	0.0	0.0
Amortized gain (+)/loss (-) of the year	0.2	0.0	19.4	0.0
Accumulated actuarial gain (+)/loss (-) 31.12.	-4.9	-8.1	-9.5	-11.0

PROVISIONS FOR SEVERANCE PAYMENTS — **Million €**

	Provisions for impending losses	Provisions for early retirement	Other personnel related provisions	Other	Total
Carrying amount 01.01.2004					
Thereof > 1 year	119.7	73.0	3.2	10.8	206.7
Thereof < 1 year	4.5	30.7	38.8	111.4	185.4
Total 01.01.2004	124.2	103.7	42.0	122.2	392.1
Changes in companies consolidated	0.0	0.0	-0.2	-0.2	-0.4
New provisions	47.9	21.9	25.6	128.5	223.9
Interest accrued	13.0	3.5	0.2	1.4	18.1
Appropriation	-54.6	-29.2	-27.1	-83.4	-194.3
Reversal	-1.2	-1.9	0.0	-5.1	-8.2
Reclassification	-4.2	4.2	0.0	0.0	0.0
Carrying amount 31.12.2004	**125.1**	**102.2**	**40.5**	**163.4**	**431.2**
Thereof > 1 year	106.6	72.3	3.1	13.0	195.1
Thereof < 1 year	18.5	29.9	37.4	150.4	236.1

The provisions for impending losses from electricity purchase agreements were formed in 1998 as a result of the expected impact of deregulation on the electricity market. The appropriate value was calculated using the discounted cash flow method. Under this method, the valuation is based on an estimate of future inflows and outflows of funds. Discounting was subject to an interest rate of 6.5 % (previous year 7.0 %).

The provisions for early retirement provide for bridging payments within the framework of the early-retirement models in the amount of € 102.2 million (previous year: € 103.7 million). These models allow employees to leave the company prior to the date of retirement under the General Social Security Act (ASVG).

Other staff-related provisions contain accruals for vacation entitlements, flextime balances and overtime and provisions for additional vacation pay, incentive pay and anniversary bonuses.

OTHER LONG-TERM AND SHORT-TERM PROVISIONS — Million €

	Compensation payments	Decommissioning costs	Outstanding receipts for investments	Maintenance expenses	Legal, auditing and consulting expenses	Electricity/grid supplies	Damages by natural forces	Other	Total
Carrying amount 01.01.2004									
Thereof > 1 year	0.6	9.5	0.0	0.4	0.0	0.0	0.0	0.3	10.8
Thereof < 1 year	3.4	0.0	21.5	15.7	2.1	34.0	2.4	32.3	111.4
Total 01.01.2004	4.0	9.5	21.5	16.1	2.1	34.0	2.4	32.6	122.2
Changes in companies consolidated	0.0	0.0	0.0	-0.2	0.0	0.0	0.0	0.0	-0.2
New provisions	0.1	0.0	11.5	18.7	1.1	90.9	0.0	6.2	128.5
Interest accrued	0.0	1.4	0.0	0.0	0.0	0.0	0.0	0.0	1.4
Appropriation	-0.1	0.0	-14.0	-12.3	-1.7	-23.9	-2.2	-29.2	-83.4
Reversal	-0.6	0.0	0.0	-1.3	-0.1	-1.9	-0.2	-1.0	-5.1
Carrying amount 31.12.2004	**3.4**	**10.9**	**19.0**	**21.0**	**1.4**	**99.1**	**0.0**	**8.6**	**163.4**
Thereof > 1 year	0.6	10.9	0.0	1.5	0.0	0.0	0.0	0.0	13.0
Thereof < 1 year	2.8	0.0	19.0	19.5	1.4	99.1	0.0	8.6	150.4

PROVISIONS FOR TAXES (CURRENT TAXES) — Million €

	2004	*2003*
Corporate tax	49.0	36.6
Net-worth tax	0.0	0.6
Other taxes	0.3	1.1
Provisions for taxes (current taxes)	**49.3**	**38.3**

The provisions for taxes are all considered short-term.

) CONTRIBUTIONS TO BUILDING COSTS

Under this item, building-cost contributions made especially by provincial companies to Verbund, which are non-repayable, are carried as liabilities in the amount of € 440.1 million (previous year: € 451.0 million). These allow for electricity-purchase rights and user rights with respect to power plants and other facilities of Verbund for the duration of their useful life. The building-cost contributions are reversed parallel to the depreciation of the facilities concerned.

(28) DEFERRED INCOME – CROSS BORDER LEASING

Deferred income includes cash inflows from cross border leasing transactions in the total amount of € 268.5 million (previous year: € 274.5 million). The portion that was reversed in the fiscal year as other operating income amounted to € 6.0 million.

(29) OTHER LONG-TERM LIABILITIES AND PREPAYMENTS RECEIVED

OTHER LONG-TERM LIABILITIES AND PREPAYMENTS RECEIVED — Million €

	2004	2003
Fair value of derivative financial instruments/financial activities	20.8	17.3
Liabilities from water rights	2.4	2.2
Trade accounts payable	1.0	0.8
Other long-term liabilities and prepayments received	**24.2**	**20.3**

(30) OTHER SHORT-TERM LIABILITIES

OTHER SHORT-TERM LIABILITIES — Million €

	2004	2003
Trade accounts payable	63.6	71.3
Liabilities to revenue authorities	41.1	35.3
Fair value of derivative financial instruments		
Financial activities	4.6	24.4
Trading – electricity trade	8.9	0.0
Hedge – electricity trade	5.6	0.0
Payables to non-consolidated affiliated companies	16.4	10.0
Payables to companies in which participating interests are held	6.1	5.8
Prepayments received for income that will be recognized in following periods	7.2	4.0
Social security (e.g. liabilities to social-insurance institutions)	3.8	3.8
Prepayments received	18.8	0.5
Other	4.0	7.9
Other short-term liabilities	**180.2**	**163.0**

The increase in liabilities to revenue authorities was caused by the rise in VAT payable.

FINANCIAL INSTRUMENTS

The existing group's primary financial instruments primarily consist of long-term investments such as securities, loans and participating interests, trade receivables, cash in banks, public and non-public financial liabilities and trade payables.

FINANCIAL ACTIVITIES

The derivative financial instruments regarding financial activities can be broken down as follows and are recorded in the following balance sheet items:

FINANCIAL INSTRUMENTS — Million €

		31.12.2004		31.12.2003	
	Notional value (in foreign currency)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Other receivables					
Interest-rate swap cross border leasing (fixed-rate receiver)*	USD 219.6 mio.	53.1		53.5	
Interest-rate swap (fixed-rate receiver)*	JPY 9,000.0 mio.	matured		2.8	
Other liabilities					
Interest-rate swap (fixed-rate payer)*	DEM 199.8 mio.		matured		1.6
Cross-currency swaps	DEM 250.0 mio.		matured		9.1
	CHF 250.0 mio.		4.6		0.4
Currency forward transaction	CHF 100.0 mio.		matured		1.8
	CHF 213.0 mio.		matured		9.2
Currency forward transaction cross border leasing*)	USD 54.5 mio.		20.8		16.9

*) Hedge accounting in accordance with IAS 39

All of the derivative transactions listed are used exclusively for hedging against existing foreign-currency and interest-rate risks. Hedge accounting in accordance with IAS 39 was used for a number of the transactions listed.

The value fluctuations of these hedging transactions are offset by the value fluctuations of hedged transactions. The value fluctuations of the transactions for which hedge accounting was not carried out are stated in the income statement.

The notional amount comprises the reference basis of those derivative instruments that are open at the balance sheet date. The actual cash flows are merely a fraction of these values.

CREDIT RISK

The amounts stated on the asset side also represent the maximum credit risk and risk of default. As part of the group-wide risk management system, the counterparty credit risk in electricity and grid business as well as in financial activities is assessed and monitored in a uniform manner across the group. Transactions, apart from minor amounts, are only entered into with customers with a sufficient credit rating either following an internal credit check or on the basis of an external investment grade rating of an international rating agency (Moody's, Standard & Poor's). For this purpose, each counterparty is assigned an individual limit which will be monitored across the group. Money market investments are also only concluded with financial partners that have an appropriate credit rating. All counterparty risks and the customer structure portfolio are monitored on the basis of default likelihoods which are calculated by international rating agencies. If the credit assessment or rating does not meet the requirements, transactions will be entered into only on the precondition of sufficient security (e.g., prepayments, bank guarantees, letters of comfort). These counterparty requirements serve to reduce default risks. Netting agreements are concluded to further minimize the risk level. Counterparty risks are not insured.

INTEREST RATE RISK

Verbund considers fluctuations in interest rates a substantial cash flow risk. Under the rules of risk management, only a maximum of 25 % of the financial obligations (excl. money market transactions) may be subject to a floating rate. As of 31.12.04, the share of financial obligations where Verbund has a corresponding interest-rate risk was approx. 21 % (previous year 17.1 %).

An increase in the interest rate by one percentage point would result in a reduction of the result by € 3.1 million p.a. for the existing credit portfolio on the balance sheet date (previous year: € 2.8 million p.a.). The utilization of hedging instruments serves to reduce the effects short-term fluctuations in the market price have on earnings. Sustained negative changes in the market price, however, may have a negative effect on earnings.

As of 31.12.2004, interest-rate swaps only exist in connection with cross border leasing transactions. These interest-rate swaps are classified as fair value hedges. The fair value of these derivative transactions forms, together with related securities, loans and receivables, a micro-valuation unit in each case, which corresponds exactly to the recorded fair value of the financial obligation.

For a detailed description of the financial obligations including fair values, please refer to the table under (25) on page 101. The average remaining maturity of the overall portfolio excluding money-market positions amounts to 4.1 years (previous year: 4.1 years).

EXCHANGE RISK

There is no exchange risk on the asset side, because supplies are almost exclusively invoiced in Euro. The same is essentially true of the other primary financial instruments.

Since the assets (long-term investments, loans) and liabilities in connection with cross border leasing transactions are exclusively quoted in USD and since corresponding hedging transactions have been concluded, there is no exchange risk.

The situation on the liabilities side is different. Financing in a foreign currency is of considerable importance to Verbund due to the positive interest differential compared to financing in Euro. In this context, the option to hedge against exchange risk is not exercised, or only rarely. In the past few years and in the period under review, this strategy, despite taking into consideration unfavourable rate developments, resulted in considerable interest advantages and significantly improved actual costs compared to conventional € financing.

Under the rules of risk management within Verbund, the foreign-currency share of financial obligations (excl. cross border leasing transactions) must not exceed the maximum values defined for each foreign-currency portion. These values were not exceeded.

As of 31.12.2004, the exchange risk related to all financial obligations, excluding the financial obligations regarding the Republic of Austria in connection with the pre-financing of building cost contributions and excluding interest accruals, can be represented as follows:

LIABILITY **Million**

	31.12.2004		31.12.2003	
	Foreign currency	€	Foreign currency	€
Swiss Francs	CHF 320.0	207.4	CHF 320.0	205.4
Japanese Yen	JPY 15,000.0	107.4	JPY 15,000.0	111.1
Total		**314.8**		**316.5**

If CHF and JPY were to change by 1 % each vis-à-vis €, the result would decrease by approx. € 3.2 million (previous year: € 3.2 million).

FAIR VALUES

The fair values of financial obligations can be seen in the table under (25) on page 101. The fair value of derivative financial instruments/financial activities can be seen in the table under "Financial Instruments/ Financial Activities". The fair value of other primary financial instruments is, given the daily or short-term maturities, essentially equivalent to the carrying amount.

ELECTRICITY BUSINESS

The derivative financial instruments (electricity futures, electricity forwards and options) used in electricity business can be broken down as follows:

DERIVATIVE FINANCIAL INSTRUMENTS **Million €**

	Positive fair values	Negative fair values	Net fair values	Notional values Purchases	Notional values Sales
Trading					
Futures	5.0	-3.5	1.5	125.9	74.7
Forwards	41.4	-41.7	-0.3	1,120.2	1,189.5
Total before netting	46.4	-45.2	1.2	1,246.1	1,264.1
Including the netting agreements	-36.3	36.3	0.0	-1,075.9	-1,075.9
Total after netting	10.1	-8.9	1.2	170.2	188.2
Hedge					
Futures	3.1	-8.7	-5.6	247.8	30.0
Forwards	9.3	-3.7	5.6	39.2	257.0
Total before netting	12.4	-12.4	0.0	287.0	287.0
Including the netting agreements	-6.4	6.4	0.0	-30.0	-30.0
Total after netting	6.0	-6.0	0.0	257.0	257.0
Sales					
Options	0.3	0.0	0.3	13.8	0.0

Positive fair values are shown under Receivables and other assets and negative fair values are reported under Other liabilities. If a framework contract with a netting clause has been concluded for a counterparty, the positive and negative fair values of the transaction are balanced for this counterparty for reporting purposes.

Figures relating to the previous year are not disclosed since the traded volume of energy trading contracts was not of any material influence.

The sensitivity analysis shows the effects of potential market price fluctuations (-20 % to +20 %) in trading according to forwards and futures separately and entirely. Currently, an increase in the market price of 1 % would lead to a deterioration in the overall portfolio in the amount of minus € 0.2 million (€ 0.5 million for futures and minus € 0.7 for forwards).

RISK MANAGEMENT

In addition to corporate risk management, risk management focuses on the following aspects: financial activities, electricity business, informatics and grid operations.

A risk management committee has been set up for each of these areas and a report is drawn up for the Managing Board on a quarterly basis.

FINANCIAL ACTIVITIES

In its operating and financing activities, Verbund is exposed to financial risks. These financial risks essentially comprise liquidity risks, counterparty risks, price risks from securities as well as risks resulting from changes in currencies, interest rates and the credit ratings of Verbundgesellschaft.

In keeping with Verbund's risk management system, which is, of course, applied throughout the entire group, risks are identified, analysed and evaluated and limits are defined through the utilization of hedging measures.

Group guidelines have been set out on how to deal with financial risk in financial activities. In addition, there are position limits regarding the locking in of the interest rate, the spreading of foreign currencies and the duration of financial obligations. Liquidity planning, which not only embraces the current year but also the following fiscal year, guarantees an adequate cash flow at all times.

ELECTRICITY BUSINESS

Within the framework of its operating activities, Verbund is becoming more and more exposed to risks associated with its electricity business (above all, market risks, counterparty risks and operational risks). One of the business strategies focuses on the creation of strict risk guidelines. The business policies relating to market risks were implemented through the creation of a rule book which defines various limits. The policies relating to couterparty risks were realized through the drawing up of a group guideline for counterparties and the procedures for dealing with operational risks are detailed in a process manual.

The utilization of the various limits in market risks (Value at Risk, stress test, stop loss- and position limits) is reported and monitored on a daily basis using an automated process.

The operational risk in electricity business is controlled through the implementation of documented organizational and operational structures and the creation of emergency procedures for system failures. These documents are reviewed on an annual basis.

INFORMATICS

Irrespective of the area in which it is employed – be this in the area of informatics, process control, telecommunications or in other specialist areas – information technology (IT) is a crucial production and success factor within Verbund.

The employees play an essential role in the security management process and, for this reason, a number of information events and seminars were held in 2004 and modern media were employed to enhance IT security awareness within the group.

GRID OPERATIONS

As a result of the intensification of the activities of the regulator in Austria, the ongoing commitment to maintaining supply security and as a consequence of the international endeavours, Verbund opted to enhance its focus on risk management activities in the grid area. For this purpose, a separate risk management committee was set up for the grid area (RMC-Grid).

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The indirect method was used for the cash flow statement and the cash flows are listed in a separate breakdown. The composition of the liquid funds is explained under (19) on page 99 in the appendix.

Dividend inflows and interest inflows/outflows are classified as operating activities. Of these, € 5.2 million (previous year: € 8.3 million) relate to interest inflows from investment activities, € 3.3 million (previous year: € 9.8 million) to interest inflows from financing activities. In addition, interest outflows in the amount of € 81.4 million (previous year: € 106.2 million) relate to financing activities. The dividend inflows came to € 20.9 million (previous year: € 20.7 million).

Dividend distribution is presented under financing activities.

Income tax payments amount to € 49.4 million (previous year: € 16.5 million) and essentially refer to the cash flows of operating and financing activities.

OTHER OBLIGATIONS AND RISKS

GUARANTEES

With respect to joint and several guarantees for bonds and credit of non-consolidated affiliated companies and companies in which participating interests are held as well as with respect to guarantees, there are liabilities (as of 31.12.2004) in the amount of € 120.8 million (previous year: € 52.0 million).

AGREEMENTS AND PURCHASE COMMITMENTS

On the balance sheet date, there were obligations from rent, lease and insurance agreements in the amount of € 29.7 million (previous year: € 29,3 million), of which € 7.3 million (previous year: € 6.8 million) will come due within one year and € 29.7 million (previous year: € 29.3 million) within the next five years. The total amount of obligations is subject to indefinite contractual periods; therefore, an exact amount cannot be calculated. As of 31.12.2004, there was a purchase commitment of € 3.4 million for the reconstruction of property, plant and equipment and intangible assets (previous year: € 5.6 million), of which € 2.8 million (previous year: € 5.6 million) will come due within one year and € 3.4 million (previous year: € 5.6 million) within the next five years.

ALLOWANCES FOR THE EFFECTS OF MARKET DEREGULATION (STRANDED COSTS)

In July 2001, the European Commission approved the Austrian procedure for granting allowances for investments and legal transactions that had become unprofitable in the wake of deregulation. The Austrian Federal Ministry for Economy and Labour (BMWA) passed decrees, based on § 69 ElWOG 1999 and 2001 (Austrian Electricity Industry and Organization Act), which regulated the procurement and payout of allowances and grants for the power plant Voitsberg and the coal-supply agreement with GKB-Bergbau GmbH. Under these decrees, VERBUND-Austrian Thermal Power AG, which is now VERBUND-Austrian Thermal Power GmbH & Co KG, is entitled to grants of approx. € 92.8 million until 2007.

In 2004, the constitutional court ruled that § 10 (1) of the BMWA decree from 28.09.2001 relating to the raising and granting of plant allowances to cover revenue reductions due to market deregulation and in connection with the construction and operation of the power plant Voitsberg 3, was unlawful.

This decision does, however, only affect amounts that relate to the period from 19.02.1999 to 30.09.2001; amounts relating to the period from 01.10.2001 to 30.06.2006 are not affected by this decision. The implementation of this finding is currently the subject of discussions at BMWA and E-Control GmbH (ECG).

In 2004, ATP received a total of € 17.9 million. As of 31.12.2004, € 21.5 million was still outstanding.

PURCHASE AGREEMENTS

Under an electricity supply agreement of 19.04.1993 between Verbundgesellschaft and the Polish companies Elektrim and PSE, Verbundgesellschaft agreed to purchase electrical energy in a volume of between 1,200 and 1,600 GWh per year. This price index-linked agreement extends until 31.08.2010.

Electricity-supply agreements have been drawn up with Österreichisch-Bayerische Kraftwerke Aktiengesellschaft and Donaukraftwerk Jochenstein Aktiengesellschaft under which 50 % of the energy that is generated in their power plants must be supplied to Verbundgesellschaft against reimbursement of the expenses shown in the books plus an appropriate return on the shareholders' equity.

An electricity-supply agreement has been concluded with E.ON Wasserkraft GmbH under which E.ON Wasserkraft GmbH is obliged to supply half of the energy that is generated at the power plants Ering and Obernberg to Verbundgesellschaft at cost price plus an agreed profit mark-up.

Another agreement with Weglokoks, Katowice, provides for the annual purchase of up to 300,000 tons of hard coal until 2006. The supplies are made on customary terms and conditions. In addition, there are other purchase agreements customary for usual business activities, which comprise, in particular, supplies of primary energy sources and electricity.

OTHER

There is an obligation for additions to shareholders' equity in the amount of € 1.1 million (previous year: € 3.4 million).

With respect to the construction of power plants and lines – typical of the energy sector – continuous compensation payments are made to property owners for any economic disadvantages. The present value of these commitments, however, is, on the whole, not material to Verbund.

At the balance sheet date, 754 employees (previous year: 817) were given a "letter of loyalty", which grants them a higher degree of dismissal protection. To qualify, an employee must have worked for Verbund for twenty years and must be at least 45 years old.

NUMBER OF EMPLOYEES (AVERAGE)

	2004	2003	Change
Salaried employees	2,361	2,528	-167
Waged workers	61	75	-14
Apprentices	78	77	1
Number of employees (Average)	**2,500**	**2,680**	**-180**

Part-time workers have been considered on a prorated basis in terms of working hours

RELATED PARTY DISCLOSURES

Related parties of Verbund include all affiliated and associated companies and the Board Members of the parent company. The Republic of Austria, as the majority shareholder, is also a related party.

A list of the group companies can be seen in the appendix of tables. The Board Members of the parent company include the members of the Supervisory Board and the Managing Board of the parent company.

All relations with related parties take place on an arms-length basis.

RELATED PARTY TRANSACTIONS WITH ASSOCIATED AND NON-CONSOLIDATED AFFILIATED COMPANIES

The most significant business transactions with associated companies are as follows:

BUSINESS TRANSACTIONS WITH ASSOCIATED COMPANIES

	2004	2003
Sales revenues	398.5	359.5
Other income	2.0	8.5
Electricity and grid purchases	115.8	91.8
Other expenses	3.0	4.4
Receivables	67.9	23.6
Liabilities	3.0	4.2

The business transactions with non-consolidated affiliated companies are not material and are therefore not listed.

PROVISION OF PERSONNEL

On average, 98 employees (previous year: 107) were allocated to Verbundplan GmbH, in which Verbund holds a share of 25.1 %, for the purposes of different engineering and consulting tasks. These temporary transfers are made at standardized rates, depending on the qualifications of the employees and on market-conforming hourly rates.

In addition, an average total of 46 (previous year: 39) transfers were made to other Verbund companies during the year 2004.

PRICING OF SERVICES

VERBUND Management Service GmbH renders services in the areas of information technology, procurement, accounting, payroll accounting, legal services and property management as well as administrative services to the companies of the Verbund group.

DISCLOSURES ON BOARD MEMBERS

Details on the Board Members of the Verbund group (Managing Board and Supervisory Board) can be found on page 119.

REMUNERATIONS OF THE MANAGING BOARD €

	Dipl.-Ing. Hans Haider	Dr. Michael Pistauer	Dr. Johann Sereinig
Fixed emoluments	416,250	404,730	404,730
Variable emoluments	98,954	96,127	96,127

The remunerations of the three members of the Managing Board totalled € 1,516,919 (previous year: € 1,493,575). The Board Members did not receive any loans or advances.

Former members of the Managing Board or their surviving dependants received € 884,880 (previous year: € 864,553).

The remunerations for the members of the Supervisory Board amounted to € 158.919 (previous year: € 155,315).

RELATED PARTY TRANSACTIONS WITH THE REPUBLIC OF AUSTRIA

These disclosures refer exclusively to transactions that were conducted directly with the Republic of Austria. Transactions with companies that are controlled by the Republic of Austria are not detailed here.

The most significant transactions with the Republic of Austria include the pre-financing of building cost contributions – see point (15) on page 96 – and allowances for the effects of market deregulation (see Other obligations and risks). Direct electricity supplies to the Republic of Austria are not material.

IMPORTANT EVENTS AFTER THE BALANCE SHEET DATE

REDUCTION IN SYSTEM USE FEES AS OF 01.02.2005

In January, the Energy Control Commission passed a decree under which the fees for the gross and net components are to be lowered by 11 % with effect from 01.02.2005. The resulting drop in revenues in the amount of approx. € 20 million will be passed on in full to the customers.

EMISSION RIGHTS

The EU Directive (announced on 25.10.2003 in the official gazette of the EU) implemented in Austria through the Emission Rights Act (federal law gazette I 2004/46 from 30.04.2004) provides for a system for trading with greenhouse emission rights from 2005. Emission rights will be allocated free of charge from 2005 to 2007.

Up to the date of completion of the annual financial statements 2004, no decision had been made relating to the allocation of the rights. The allocation for the period 2005 to 2007 must take place by 28.02.2005.

[illegible] DISCLOSURES TO THE CONSOLIDATED FINANCIAL STATEMENTS REGARDING AUSTRIAN ACCOUNTING PRINCIPLES

The consolidated financial statements as of 31 December 2004 were compiled in compliance with IFRS. These statements are exempting consolidated financial statements under § 245a of the Austrian Commercial Code (HGB) and comply with the directives of the European Union regarding group accounting (Directive 83/349/EEC). The accounting, valuation and consolidation methods deviating from Austrian law are explained below.

MAIN DIFFERENCES BETWEEN AUSTRIAN FINANCIAL REPORTING AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

FUNDAMENTAL DIFFERENCES

Austrian financial reporting and International Financial Reporting Standards are based on fundamentally different principles. While the Austrian Commercial Code (HGB) focuses on the principle of prudence and the protection of creditors, IFRS standards primarily focus on supplying shareholders with relevant information. For this reason, the comparability of financial statements – both those from different years and different companies – is given greater priority under IFRS than under the Austrian Commercial Code (HGB).

DEFERRED TAXES

Under IFRS, deferred tax assets and liabilities resulting from the temporary differences between tax bases and valuations in the IFRS balance sheet must be recognized at the prevailing tax rate. Deferred tax assets from tax loss carryforwards must be capitalized depending on their probability of being realized. Under Austrian reporting rules, there is an option to recognize deferred tax assets; the recognition of deferred tax assets from tax loss carryforwards is not regulated explicitly under the Austrian Commercial Code, but, according to prevailing opinion, this practice tends to be rejected.

OTHER PROVISIONS

Under IFRS, provisions must be created for obligations to third parties when it is likely (i.e., more likely than not) that the obligations will have to be settled and when the provision can be calculated reliably. By contrast, the creation of provisions under the Austrian Commercial Code is based on the principle of prudence, which will result in the creation of a provision even in the event of a lower probability.

FOREIGN-CURRENCY VALUATION

Under IFRS, foreign-currency liabilities are valuated using the rate prevailing on the reporting date, excluding historical cost. As a result, unlike Austrian accounting rules, IFRS requires that both unrealized losses and unrealized profits be recognized.

OPERATING LEASING/ FINANCIAL LEASING

The IFRS accounting rules used to distinguish between operating leasing (investment risk borne by the lessor) and financial leasing (investment risk borne by the lessee) are based, to a much greater extent, on economic facts (as compared to the Austrian Commercial Code), i.e., on the extent to which risks and rewards incident to ownership of a leased asset lie with the lessor or the lessee.

BUSINESS COMBINATIONS

IFRS accounting rule stipulate with respect to business combinations that the purchase price has to be allocated to the assets acquired and the liabilities assumed. Any remaining positive difference (goodwill) has to be recognized as an asset and any remaining negative difference (badwill) has to be recognized in the income statement. Goodwill and assets with an indefinite useful life that are identified and recognized on the occasion of the business combination are not subject to scheduled amortiziation; instead, only if they are impaired, an impairment loss is recognized. By contrast, companies that prepare their financial statement pursuant to the Austrian Commercial Code (HGB) have several alternatives under § 261 HGB for the treatment of positive and negative differences.

RECOGNITION AND VALUATION OF FINANCIAL INSTRUMENTS

Upon recognition, liabilities are stated in the amount of the actual inflow under IFRS accounting rules. Premiums, discounts or other differences between the amount received and the repayment amount are stated directly under the liability and distributed across the financing term. Under HGB, in contrast, discounts can be carried as assets and premiums as liabilities and reversed in a pro-rated fashion over their terms to maturity.

Long-term securities are recognized at fair value under IFRS, and all changes in value are stated as income or expense. Under HGB, they are valuated at acquisition cost or at the lower appropriate value in case of a non-temporary decrease in value.

Under IFRS accounting rules, derivative financial instruments are stated at acquisition cost upon conclusion of the contract and stated at fair value in the following periods. Unrealized valuation gains or losses from derivative financial instruments that are concluded for hedging purposes are recognized, depending on the type of the underlying hedged transaction, either directly under shareholders' equity or as income or expense. Under IFRS, valuation differences from other derivative transactions are always recognized as immediately affecting the result. Under HGB, derivative financial instruments are stated at the hedging rate prevailing on the reporting date. Impending losses are only recognized in the income statement without any exceptions. Unrealized profits are not recognized.

Vienna, 24.01.2005

The Managing Board

Dipl.-Ing. Hans Haider m.p.	Dr. Michael Pistauer m.p.	Dr. Johann Sereinig m.p.
Chairman of the Managing Board	Deputy Chairman of the Managing Board	Member of the Managing Board

BOARD MEMBERS

SUPERVISORY BOARD

DDr. Erhard Schaschl	General Director (ret.), (Chairman)
Vice President Dr. Gilbert Frizberg	Hereschwerke Holding GmbH (First Deputy Chairman since 23.03.2004)
Dr. Maximilian Eiselsberg	Attorney at law (Second Deputy Chairman)
Herbert Bernold	Central Works Council VERBUND-Austrian Hydro Power AG
Ing. Hannes Brandl	Chairman of Works Council Chairman of Central Works Council VERBUND-Austrian Hydro Power AG
o.Univ.-Prof. Dipl.-Ing. Dr. Günther Brauner	Technical University of Vienna
Kurt Christof	Chairman of Central Works Council VERBUND-Austrian Thermal Power GmbH & Co KG (from 08.03.2004)
Univ.-Doz. Dr. Heinz Handler	Austrian Institute for Economic Research (First Deputy Chairman up to 23.03.2004)
General Director Dipl.-Betriebswirt Alfred H. Heinzel	Managing Partner in Heinzel Holding GmbH
Director Dr. Burkhard Hofer	EVN AG
Komm.-Rat Dipl.-Ing. Helmut Kastl	Deputy General Director (ret.)
Ing. Johann Kratzer	Chairman of Works Council Österreichische Elektrizitätswirtschafts-Aktiengesellschaft
o.Univ.-Prof. Mag. Dr. Dieter Mandl	University of Graz
Werner Marx	Chairman of Central Works Council VERBUND-Austrian Thermal Power GmbH & Co KG (to 08.03.2004)
Dr. Helmut Mayr	Managing Director (ret.)
Harald Novak	Chairman of Central Works Council VERBUND-Austrian Power Grid AG
General Director Dkfm. Peter Püspök	Raiffeisenlandesbank Niederösterreich-Wien AG
Hubert Umschaden	Central Works Council VERBUND-Austrian Hydro Power AG
General Director Ing. Siegfried Wolf	Magna Holding Europa AG

MANAGING BOARD

Dipl.-Ing. Hans Haider	Chairman of the Managing Board
Dr. Michael Pistauer	Deputy Chairman of the Managing Board
Dr. Johann Sereinig	Member of the Managing Board

GROUP COMPANIES

Thousand €

Company	Domicile	Type of consolidation	Interest	Fiscal year	Shareholders' equity	Net profit/loss
Companies consolidated						
Österreichische Elektrizitäts-wirtschafts-Aktiengesellschaft[1]	Vienna	FC		2004	1,035,818	89,439
VERBUND-Austrian Power Grid AG [1]	Vienna	FC	100.00%	2004	265,044	44,970
VERBUND Italia S.p.A.	Milan	FC	100.00%	2003	61,884	1,225
VERBUND-Telekom Service GmbH[1]	Vienna	FC	100.00%	2004	2,707	3,350
VERBUND-Austrian Power Trading AG[1]	Vienna	FC	100.00%	2004	1,034	-33
VERBUND-Finanzierungsservice GmbH[1]	Vienna	FC	100.00%	2004	222	2,339
VERBUND Management Service GmbH[1]	Vienna	FC	100.00%	2004	174	4,461
VERBUND-Austrian Hydro Power AG[1]	Vienna	FC	80.33%	2004	784,197	138,701
VERBUND-Austrian Thermal Power GmbH[1]	Graz	FC	59.49%	2004	1,002	827
VERBUND-Austrian Thermal Power GmbH & Co KG[1]	Graz	FC	55.65%	2004	111,806	12,907
VERBUND-International Finance B.V.[4]	Amsterdam	-	-	-	-	-
Österreichisch-Bayerische Kraftwerke Aktiengesellschaft	Simbach	EQ	50.00%	2003	50,134	2,045
Ennskraftwerke Aktiengesellschaft	Steyr	EQ	50.00%	2003	12,823	-421
Donaukraftwerk Jochenstein Aktiengesellschaft	Passau	EQ	50.00%	2003	11,801	258
Grenzkraftwerke Gesellschaft mit beschränkter Haftung	Simbach	EQ	50.00%	2003	127	77
KELAG-Kärntner Elektrizitäts-Aktiengesellschaft[2]	Klagenfurt	EQ	35.12%	2003	193,828	34,599
STEWEAG-STEG GmbH	Graz	EQ	34.57%	2003	301,435	22,129
ENERGIA Holding S.p.A.	Milan	EQ	20.96%	2003/2004	226,970	6,055
Energia S.p.A.	Milan	EQ	17.69%	2003	134,132	13,792
Electricity						
APT – Austrian Power Trading Deutschland GmbH	Munich	NC	100.00%	2003	187	79
APT Hungária Energia-kereskedelmi Korlátolt Felelösségü Társaság[3]	Budapest	NC	100.00%	2004	186	-
APT Austrian Power Trading Polska SP.z o.o.	Warsaw	NC	100.00%	2003	110	4
APT Power Trading SL, trgovanje z elektricno energijo d.o.o.	Laibach	NC	100.00%	2003	70	26
VERBUND-110kV Grid GmbH	Vienna	NC	100.00%	2003	6	-3
Energie Austria GmbH	Vienna	NC	52.80%	2003	61	-3
Gemeinschaftskraftwerk Tullnerfeld Gesellschaft m.b.H.	Zwentendorf	NC	52.50%	2003	-36,343	-561

FC = Full consolidation
EQ = Consolidation at equity
NC = Non-consolidated

1 IFRS figures
2 Consolidated financial statements according to HGB (Austrian Commercial Code)
3 Established 2004, the shareholders' equity corresponds to the nominal capital
4 Currently being established

All values, other than IFRS data, are indicated pursuant to national commercial law.

Company	Domicile	Type of consolidation	Interest	Fiscal year	Shareholders' equity	Net profit/loss
PLINSKO PARNA ELEKTRARNA, d.o.o.[3]	Kidricevo	NC	40.00%	2004	9	-
SAVA Izrabljane naravnega vira d.o.o.	Medvode	NC	35.00%	2003	24	0
Kraftwerk Nußdorf Errichtungs- und Betriebs GmbH & Co KG[3]	Vienna	NC	33.33%	2004	36	-
Kraftwerk Nußdorf Errichtungs- und Betriebs GmbH[3]	Vienna	NC	33.33%	2004	36	-
APCS Power Clearing and Settlement AG	Vienna	NC	24.50%	2003	3,566	776
Environment						
VERBUND-Umwelttechnik GmbH	Klagenfurt	NC	100.00%	2003	601	183
Donaukraft-Wärme-Aschach-Gesellschaft m.b.H.	Aschach an der Donau	NC	75.00%	2003	-690	91
Kärntner Restmüllverwertungs GmbH	Klagenfurt	NC	28.50%	2003	10,821	-650
Engineering						
AHP Messtechnik GmbH	Vienna	NC	100.00%	2004	37	185
Verbundplan Birecik Baraji Isletme Ltd.Sti.	Birecik	NC	70.00%	2003	5,440	3,581
Verbundplan GmbH	Vienna	NC	25.10%	2003	4,112	787
Tourism						
Tauern Touristik GmbH	Kaprun	NC	100.00%	2003	4,327	-120
Gletscherbahnen Kaprun Aktiengesellschaft	Kaprun	NC	45.00%	2002/2003	35,036	3,564
Others						
VERBUND-BeteiligungsgmbH	Vienna	NC	100.00%	2003	9,998	2,202
Drau Wohnbau Gemeinnützige Wohnungsgesellschaft mbH	Klagenfurt	NC	100.00%	2003	5,941	67
Lestin & Co. Tauch- und Bergungs-unternehmen Gesellschaft m.b.H.	Passau	NC	100.00%	2003	86	3
Lestin & Co. Tauch-, Bergungs- und Sprengunternehmen Gesellschaft m.b.H.	Vienna	NC	77.35%	2003	623	-8

> FC = Full consolidation
> EC = Consolidation at equity
> NC = Non-consolidated

[1] IFRS figures
[2] Consolidated financial statements according to HGB (Austrian Commercial Code)
[3] Established 2004, the shareholders' equity corresponds to the nominal capital
[4] Currently being established

All values, other than IFRS data, are indicated pursuant to national commercial law.

AUDITOR'S REPORT AND AUDIT CERTIFICATE

We have audited the enclosed consolidated financial statements of Österreichische Elektrizitäts-wirtschafts-Aktiengesellschaft for the fiscal year ended 31 December 2004. The responsibility for preparing the consolidated financial statements rests with the Managing Board. It is our task to assess the consolidated financial statements on the basis of our audit of the annual accounts.

Our audit was based on the International Standards on Auditing (ISA) published by the IFAC. Under these standards, the audit must be planned and carried out in such manner as to enable the auditors to prepare be a reasonably confident assessment of the accuracy and veracity of the consolidated financial statements. The audit also included random examinations of the receipts for amounts and information contained in the consolidated financial statements. In addition, the audit included an assessment of the accounting principles applied and the essential estimates carried out by the company's management as well as an acknowledgement of the overall informative value of the consolidated financial statements. We are convinced that the audit forms a sufficient basis for our audit opinion.

In our assessment, the consolidated financial statements present, in all essential areas, a fair and true picture of the net worth and financial situation of the group as of 31 December 2004, as well as of the earnings and payment flows for the fiscal year just ended; it is also our assessment that the consolidated financial statements comply with the International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB).

Under the Austrian Commercial Code, the group management report and compliance with statutory requirements regarding the exemption from the obligation to prepare consolidated financial statements under Austrian law must be examined.

We hereby certify that the group management report is in agreement with the consolidated financial statements and that the statutory requirements for the exemption from the obligation to prepare consolidated financial statements under Austrian law have been met.

Vienna, 24.01.2005

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

DDr. Hans Zöchling
Certified Public Accountant and Tax Consultant

Mag. Walter Reiffenstuhl
Certified Public Accountant and Tax Consultant

Notes

REPORT OF THE SUPERVISORY BOARD

Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft) – a leading listed company within the electricity sector – with its public commitment to the Austrian Corporate Governance Code fulfilled all the requirements of the capital market in a consistent manner. As in fiscal 2003, adherence to the rules stipulated in the code was again independently monitored by an external institution and details relating to the findings were published in the Annual Report as well as on the Verbund homepage (www.verbund.at).

> http://www.verbund.at

The Supervisory Board performed its duties and exercised its powers under the law and the articles of incorporation in six plenary sessions. The Working (Strategy) Committee convened at five meetings and the Audit Committee at one meeting. In addition, meetings of the board, as staff committee, were held as required.

The Supervisory Board was informed regularly, in a timely fashion and comprehensively, both in writing and verbally, on relevant issues of business development as well as on the state and strategy of the company, including risk conditions and risk management. On the basis of these reports, the Supervisory Board continuously examined and supported the management activities of the Managing Board. These examinations, conducted in an open debate of the topics and issues between the Managing Board and the Supervisory Board, provided no cause for complaint.

The accounts, annual financial statements and consolidated annual financial statements were audited by KPMG Alpen-Treuhand GbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, in accordance with internationally recognized auditing principles and standards.

The auditor prepared a written report on the results and found, in accordance with § 274 (1) HGB (Commercial Code), that the Managing Board has supplied all such information and documentary evidence as had been required. The accounts, annual financial statements and consolidated financial statements comply with the statutory provisions and, in accordance with the principles of proper accounting, faithfully reflect the income and financial situation of the company and the group. The Management Report and the Group Management Report are consistent with the annual financial statements and the consolidated financial statements.

At the same time, it was confirmed that the statutory requirements for an exemption from the obligation to prepare a consolidated financial statement and a group management report have been met under Austrian commercial law.

The Supervisory Board examined the annual financial statements and the consolidated financial statements, to which the auditor affixed his unqualified audit certificate, as well as the Management Report and the Group Management Report of the Managing Board. The Management Report of the Managing Board was approved, and the consolidated annual financial statements acknowledged. The annual financial statements were approved by the Supervisory Board and are therefore deemed adopted under § 125 (2) Aktiengesetz ("Stock Corporation Law").

Vienna, February 2005

On behalf of the Supervisory Board
DDr. Erhard Schaschl

AUSTRIAN CORPORATE GOVERNANCE CODE

Verbund – through its involvement in the working group which was set up by Dr. Richard Schenz, a government representative for the capital market – played an active role in the drafting of the Austrian Corporate Governance Code (ÖCGK) and accordingly, advocated the application of this code within Verbund directly after it was enacted in September 2002. In a corresponding declaration issued by the Managing Board, Verbund undertook a commitment to comply with the code from fiscal 2003 onwards.

Departures from the Austrian Corporate Governance Code: http://www.verbund.at

In the first year of this commitment to comply with the code, an external institution was commissioned to independently monitor adherence to the rules stipulated herein. The declaration, the findings of the external evaluation and information relating to any departure from certain rules were published in the Annual Report 2003 as well as on the Verbund homepage (www.verbund.at).

DECLARATION OF THE MANAGING BOARD

Regarding the external evaluation, which has now been carried out for the second time, the Managing Board declares:

The Austrian Corporate Governance Code was applied and adhered to at Österreichische Elektrizitätswirtschafts-Aktiengesellschaft in fiscal 2004 in accordance with the explanations provided on the Verbund homepage (www.verbund.at). Any departure from certain rules results, in part, from legal provisions that were adopted specially for Verbund or is merely of a formal nature. Compliance with the code will continue in fiscal 2005 and, individual rules which are currently being handled differently will, to the greatest extent possible, be implemented. For Verbund, the application of the Austrian Corporate Governance Code has always been of immense importance and it can be seen as a critical building block that serves to enhance the confidence shareholders, business partners, employees and the public have in our company.

AUDITOR'S NOTE ERNST & YOUNG WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT m.b.H.

We have monitored the extent to which Österreichische Elektrizitätswirtschafts-Aktiengesellschaft adhered to the recommendations of the Austrian Corporate Governance Code (ÖCGK – issued by the Austrian Working Group for Corporate Governance in 2002) in fiscal 2004. The responsibility for reporting on the implementation of and adherence to the principles set down in the Austrian Corporate Governance Code ("Declaration of Conformity") lies with the Managing Board of the company.

We have performed our evaluation on the basis of a questionnaire drafted by the Austrian Working Group for Corporate Governance for the voluntary external monitoring of compliance to ÖCGK with due diligence. Our evaluation is also based on a randomised examination of the evidence and details provided.

In our assessment, the Declaration of Conformity issued by the Managing Board shows that the recommendations of ÖCGK were implemented at Österreichische Elektrizitätswirtschafts-Aktiengesellschaft in an appropriate manner in fiscal 2004.

Vienna, 02 February 2005

Ernst & Young
Wirtschaftsprüfungsgesellschaft mbh

Mag. Helmut Maukner
Certified Public Accountant and Tax Consultant

Mag. Elfriede Baumann
Certified Public Accountant and Tax Consultant

CONSOLIDATED INCOME STATEMENT — **Thousand €**

	Q4/2004	Q4/2003	Change absolut	Change %
Sales revenue	**875,405**	**670,665**	**204,740**	**30.5**
Electricity sales	726,901	542,961	183,940	33.9
Grid sales	68,539	63,170	5,369	8.5
Eco-electricity sales	65,511	50,004	15,507	31.0
Other	14,454	14,530	-76	0.5
Other operating income and changes in inventory	22,414	42,545	-20,131	47.3
Expenses for electricity, grid and eco-electricity purchases	-602,612	-423,147	-179,465	42.4
Use of fuels and expenses for other purchased services	-18,923	-35,890	16,967	47.3
Payroll expenses	-68,765	-65,873	-2,892	4.4
Depreciation and amortizatio	-46,024	-47,980	1,956	4.1
Other operating expenses	-60,018	-52,947	-7,071	13.4
Operating result	**101,477**	**87,373**	**14,104**	**16.1**
Financing result	-28,269	-12,738	-15,531	121.9
Result from participating interests*	-2,766	-6,492	3,726	57.4
Result from long-term investments	2,029	1,707	322	18.9
Financial result	**-29,006**	**-17,523**	**-11,483**	**65.5**
Profit before tax	**72,471**	**69,850**	**2,621**	**3.8**
Taxes on income	-14,009	-19,658	5,649	28.7
Profit for the period	**58,462**	**50,192**	**8,270**	**16.5**
attributable to shareholders of the parent	44,158	44,277	-119	0.3
attributable to minority interests	14,304	5,915	8,389	141.8

* Thereof at equity: Q4/2004 € -2,332 Thousand, Q4/2003 € -338 Thousand

EARNINGS POSITION

SALES REVENUES

Sales revenue in quarter 4/2004 increased, compared to the same period the previous year, by 30.5 % to € 875.4 million. This positive development is attributable to an increase in trading activities abroad as well as to the expansion of the eco-plants (13.1 % and 3.2 %). Grid sales were up 8.5 % at € 68.5 million on account of higher power peaks and increased transmission revenue due to the favourable water supply.

ELECTRICITY, GRID AND ECO-ELECTRICITY PURCHASES

The increase of 42.4 % to € 602.6 million is primarily attributable to the greater volumes of electricity purchased at increased prices. The exclusion of grid purchases by the divested VERBUND-Austrian Power Vertriebs GmbH had a positive effect.

USE OF FUELS AND EXPENSES FOR OTHER PURCHASED SERVICES

The 47.3 % reduction to € 18.9 million resulted from the cessation of the brown coal purchases at Voitsberg from June and lower fuel oil purchases The reversal of a provision in connection with a coal-supply agreement also had a positive effect. The increase in expenditure for hard coal had a burdening effect.

PAYROLL EXPENSES

Payroll expenses rose on account of the increase in accruals for vacation entitlements and a payment for tax arrears. In total, payroll expenses were up 4.4 % at € 68.8 million.

OTHER OPERATING EXPENSES

The significant increase of 13.4 % to € 60,0 million resulted, above all, from maintenance work on lines, value adjustments on the receivables side and provisions for risks in grid settlements.

FINANCIAL RESULT UNDER PRESSURE FROM EXCHANGE RATE TREND

In Q4/2004, the financial result deteriorated by € 11.5 million. After reporting valuation-related exchange gains in the amount of € 9.9 million in Q4/2003, Verbund now had to contend with exchange losses – above all, CHF-related – totalling € 3.1 million. This negative exchange rate effect was compensated by the drop in interest rates in connection with the ongoing debt clearance. The result from participating interests improved by € 3.7 million to € 2.8 million (expenses), above all due to the fact that, in Q4/2003, the value of a participating interest was adjusted.

Accelerated Bookbuilding
Accelerated procedure for the placement of shares on the stock market.

Ad-hoc news
Company news which must be spread as quickly as possible across all information channels that are important for the stock market. This is specified in a set of "Insider Rules": each market participant must be equally informed. Shares may not be purchased or sold on the basis of information which is not (yet) generally available.

Asset allocation
The wilful and meaningful distribution of assets across different investment vehicles.

At equity consolidation
Method applied to consolidate associated companies that are not included in the group financial statements as fully consolidated companies with all assets and liabilities. Here, the carrying amount is adjusted on the basis of the changes in the pro-rated shareholders' equity of the interest. This change is stated in the income statement of the parent company.

Bear market
Negative price development on the stock exchange over a longer period of time.

Base load*
Constant electrical output over all hours of one day.

* Cited according to EEX Glossary

Benchmark
Term used to describe a reference value to which a fund or portfolio is compared for orientation purposes.

Cash flow
Balance of cash inflows and outflows; usually broken down into cash flows from operating activities, investment activities and financing activities.

Corporate Governance Code
Code for corporations which sets down standards of good corporate management. The provisions do not take the form of a statute law. The code contains a set of rules to which companies may commit themselves at their own discretion.

Cross border leasing
Lessor and lessee are based in different countries.

CSR
Corporate Social Responsibility. Company management is geared towards sustainable development on a voluntary basis. The commitment displayed lies over and above the statutory requirements.

Earnings before Interest and Taxes (EBIT)
Operating Result before Interest and Taxes.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)
Operating Result before Interest, Taxes, depreciation of plant, property and equipment and amortisation of intangible assets.

Economic Value Added (EVA®)
Difference between the return generated by the company on the entire net interest-bearing capital and the total capital costs;
EVA® = Invested Capital Employed x (ROIC – WACC).

E-Control (Energie-Control GmbH)
Set up by the legislator on the basis of the Energy Liberalization Act. The main task involves monitoring and, if necessary, regulating the deregulation of the Austrian electricity and gas market.

ElWOG
Electricity Industry and Organisation Act

Equity ratio (adjusted)
Shareholder's equity in relation to total capital adjusted for closed items on the assets and liabilities side (e.g. in the case of cross border leasing transactions).

EV
Enterprise Value is the market capitalisation plus interest-bearing net debt. Reflects the overall corporate value at market values.

Free cash flow
Operating cash flow plus cash flow from investment activities; the free cash flow is available for payments relating to financing activities (e.g. dividend distribution and loan repayments).

Funds from Operations (FFO)
Operating result adjusted for depreciation and amortisation, interest income and current taxes.

Gross Debt Coverage
The ratio of funds from operations (FFO) to interest-bearing gross debt.

Gross Interest Cover
The ratio of funds from operations (FFO) to interest expenses.

Hydro coefficient	The hydro coefficient is the ratio between the actual volume of electricity generated in one (or a series of) hydropower plant(s) within a defined period and the average (calculated on the basis of historical water supply volumes) generation capacity of this/these hydropower plant(s) over the same period. This long-term average comes to 1. Consequently, 1.1 represents a 10 % increase in production.
IAS/IFRS	International Accounting Standard/International Financial Reporting Standard; the designation IAS was changed to IFRS in 2001. Standards published up to that date are still referred to as IAS.
Invested capital	Employed interest-burdened capital adjusted for closed items on the assets and liabilities side (e.g. in the case of cross border leasing transactions).
Kyoto protocol	International climate protection agreement of the UN organisation UNFCCC. Defines goals for reducing greenhouse gas emissions and thus the risk of global warming. Signed in 1997, the Kyoto protocol will come into force on 16 February 2005.
Mark-to-market	Principle for assessing open positions on the futures market to calculate profits and losses.
Monte Carlo simulation	Suitable for displaying a large number of realized risks within a model with a freely selectable number of simulations. This produces a distribution trend.
Net gearing	Net interest-bearing debt in relation to shareholders' equity. Measure of company's indebtedness.
Pay-out ratio	Proposed dividend per share in relation to earnings per share.
Peak load	Refers to the load type for electricity supply or electricity purchases of constant output over a period of 12 hours from 08:00 to 20:00 on each weekday (Monday to Friday) of a supply period.
Performance	Describes the value development of a security or portfolio over a given period, e.g. 12 months, on the basis of a defined risk level.
Portfolio	Entirety of the investment in securities held by a customer or investment fund; primarily used for the distribution of risk.
Risk management	Systematic approach for identifying and assessing potential risks as well as for selecting and implementing appropriate measures to manage such risks.
ROE	Return on Equity, profit after income taxes in relation to average shareholders' equity.
ROIC	Return on Invested Capital; profit after taxes increased by tax-adjusted interest expenses in relation to average invested capital.
Scoring procedure	Procedure employed to evaluate and compare various alternatives on the basis of computed utility values.
Stop Loss	The (bank) order to sell a specific share when it reaches a defined price.
Value at Risk (VaR)	Procedure for calculating the loss potential resulting from price changes in the trading position. The loss potential is calculated on the basis of market-oriented price changes and is quoted subject to the specific level of probability (e.g. 98%).
Volatility	Range of fluctuation of share or foreign currency prices or the price changes of bulk commodities compared to the market development.
Weighted Average Cost of Capital (WACC)	Weighted average capital cost that the company has to pay for its borrowings and shareholders' equity on the capital market.

Contact: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Vienna
Voice: +43-1-53113-0
Fax: +43-1-53113-54191
E-mail: info@verbund.at
Homepage: http://www.verbund.at

Investor Relations: Mag. Andreas Wollein
Voice: +43-1-53113-52616
E-mail: investor@verbund.at

Communication: Mag. Gerald Schulze
Voice: +43-1-53113-53702
E-mail: media@verbund.at

IMPRINT

Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Vienna

Project team:
Mag. Georg Lauber, Mag. Winnie Matzenauer, Mag. Gerald Schulze, Mag. Andreas Wollein

Design: aha puttner redcell Werbeagentur GmbH
Photos: Petra Spiola, Vienna; Dietmar Tollerian, Linz; Oliver Gast, Vienna; Rainer Fehringer, Vienna
Digital imaging: Malkasten
Printed by: Manz Crossmedia GmbH & Co KG

Event	Location	Date
Meetings with investors	Milan	12. – 13.01.2005
Participation in investor's conference BA-CA	Kitzbühel	19. – 22.01.2005
Annual results 2004		16.02.2005
Press conference (balance sheet)	Vienna	16.02.2005
Meetings with analysts and investors	Vienna	16.02.2005
Meetings with analysts and investors	London	17. – 18.02.2005
Meetings with analysts and investors	Frankfurt	21.02.2005
Meetings with analysts and investors	Zurich	22.02.2005
Annual General Meeting	Vienna	10.03.2005
Dividend Ex-Day		17.03.2005
Dividend Payout Day		29.03.2005
Investor's conference RCB	Zürs	03. – 06.04.2005
Interim report quarter 1/2005		26.04.2005
Interim report quarter 1-2/2005		19.07.2005
Meetings with analysts and investors	Vienna	19.07.2005
Meetings with analysts and investors	London	20. – 21.07.2005
Meetings with analysts and investors	Frankfurt	22.07.2005
Investor's conference Erste Bank	–	xx.10.2005
Interim report quarter 1-3/2005		24.10.2005
Investor's conference (EEI)	Florida	06. – 09.11.2005
Meetings with analysts and investors	Zurich, Geneva	25.11.2005

O I would like to receive the following information in the future:

Interim Report at the end of each quarter O print version O per e-mail*
Annual Report O print version O per e-mail*
Sustainability Report O print version O per e-mail*

O I would like to become a member of the Verbund Shareholders' Club.

Name:

Company:

Address:

E-mail:

* Reports can be read online or downloaded via link on Verbund homepage

To

Österreichische Elektrizitätswirtschafts-
Aktiengesellschaft (Verbundgesellschaft)
Investor Relations
Am Hof 6a
A 1010 Wien

Fax: +43-1-53113-54191
E-mail: investor@verbund.at